Confidential Treatment Requested by United Mexican States,

Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on September 18, 2026

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

United Mexican States

(Name of Registrant)

Name and Address of Authorized Representative in the United States:

Donald J. Puglisi

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

Copies to:

Jorge U. Juantorena

Manuel Silva

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Approximate date of commencement of proposed sale to the public:

From time to time after this registration statement becomes effective.

The securities being registered are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Debt Securities and/or Warrants	U.S.$20,000,000,000	100%	U.S.$20,000,000,000	U.S.$2,762,000.00

(1)	Estimated solely for the purpose of calculating the registration fee.
(2)	Exclusive of accrued interest, if any.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to the provisions of Rule 429 under the Securities Act of 1933, the prospectus contained herein also relates to debt securities or warrants having an aggregate principal amount of U.S.$2,670,965,662.67 or its equivalent in other currencies or currency units, registered under the Registrant’s registration statement No. 333-289967 under Schedule B and not previously sold in the United States. In the event that any previously registered debt securities are offered prior to the effective date of this registration statement, they will not be offered pursuant to any prospectus hereunder.

Confidential Treatment Requested by United Mexican States,

Pursuant to 17 C.F.R. Section 200.83

EXPLANATORY NOTE

A maximum aggregate principal amount of U.S.$22,670,965,662.67 or its equivalent in other currencies or currency units of debt securities or warrants may be offered and sold in the United States on or after the date of this registration statement. This registration statement contains a prospectus, consisting of a cover page, table of contents, numbered pages 1 through 35, relating to debt securities and/or warrants of the United Mexican States (“Mexico”). Information concerning pricing, the particular terms of such offer or sale and other matters may be included in one or more other prospectuses or prospectus supplements filed in accordance with the rules and regulations of the Securities and Exchange Commission (the “Commission”).

Confidential Treatment Requested by United Mexican States,

Pursuant to 17 C.F.R. Section 200.83

CROSS REFERENCE SHEET

Between Schedule B of the Securities Act of 1933 and the Prospectus

Schedule B

Item	Heading in Prospectus
1.	Cover Page
2.	Use of Proceeds
3.	Description of the Securities*
4.	*
5.	*
6.	**
7.	Authorized Representative
8.	***
9.	***
10.	Plan of Distribution***
11.	****
12.	Validity of the Securities
13.	****
14.	****

*	Additional information to be included in Mexico’s annual report on Form 18-K filed or to be filed with the Commission, as amended from time to time and incorporated by reference herein.
**

Information to be provided from time to time by amendment to this registration statement or in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement.

***	Information to be provided from time to time in prospectus supplements to be delivered in connection with the offering of debt securities and/or warrants.
****	Information included in Part II to this registration statement or as an exhibit hereto or to be provided from time to time by one or more amendments to this registration statement.

Confidential Treatment Requested by United Mexican States,

Pursuant to 17 C.F.R. Section 200.83

PROSPECTUS

UNITED MEXICAN STATES

DEBT SECURITIES

AND WARRANTS

Mexico may from time to time offer and sell its debt securities or warrants in amounts, at prices and on terms to be determined at the time of sale and provided in supplements to this prospectus. The securities will be direct, general and unconditional public external indebtedness of Mexico.

The debt securities will contain “collective action clauses,” unless otherwise indicated in the applicable prospectus supplement. Under these provisions, which differ from the terms of Mexico’s public external indebtedness issued prior to November 10, 2014, Mexico may amend the payment provisions of the debt securities and other reserved matters listed in the indenture with the consent of the holders of: (1) with respect to a single series of debt securities, more than 75% of the aggregate principal amount of the outstanding debt securities of such series; (2) with respect to two or more series of debt securities, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of debt securities, more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the proposed modification, taken individually. See “Description of the Securities — Meetings, Amendments and Waivers — Collective Action” beginning on page 17.

Mexico may sell the securities directly, through underwriters or through agents designated from time to time. The names of any underwriters or agents will be provided in the applicable prospectus supplement.

The terms of specific debt securities Mexico may offer from time to time will be set forth in the applicable prospectus supplement.

See “Risk Factors” beginning on page 5 to read about certain risks you should consider before investing in the debt securities.

You should read this prospectus and any supplements carefully. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference in them is accurate as of any date other than the date on the front of these documents.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED WITH THE NATIONAL SECURITIES REGISTRY MAINTAINED BY THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION (“CNBV”) AND, THEREFORE, MAY NOT BE OFFERED OR SOLD PUBLICLY IN MEXICO. THE SECURITIES MAY BE OFFERED OR SOLD IN MEXICO TO INVESTORS THAT QUALIFY AS INSTITUTIONAL AND ACCREDITED INVESTORS PURSUANT TO THE PRIVATE PLACEMENT EXEMPTION SET FORTH UNDER ARTICLE 8 OF THE MEXICAN SECURITIES MARKET LAW AND REGULATIONS THEREUNDER. AS REQUIRED UNDER THE MEXICAN SECURITIES MARKET LAW, MEXICO WILL GIVE NOTICE TO THE CNBV OF THE OFFERING OF THE SECURITIES UNDER THE TERMS SET FORTH HEREIN AND IN ANY SUPPLEMENT HERETO. SUCH NOTICE WILL BE SUBMITTED TO THE CNBV TO COMPLY WITH THE MEXICAN SECURITIES MARKET LAW AND FOR INFORMATIONAL PURPOSES ONLY. THE DELIVERY TO, AND RECEIPT BY, THE CNBV OF SUCH NOTICE DOES NOT CERTIFY THE SOLVENCY, LIQUIDITY OR CREDIT QUALITY OF MEXICO, THE INVESTMENT QUALITY OF THE SECURITIES OR THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS OR IN ANY PROSPECTUS SUPPLEMENT IS ACCURATE OR COMPLETE, OR VALIDATES ANY LEGAL ACTION THAT IS VOID UNDER APPLICABLE LAW. MEXICO HAS PREPARED THIS PROSPECTUS AND IS SOLELY RESPONSIBLE FOR ITS CONTENT, AND THE CNBV HAS NOT REVIEWED OR AUTHORIZED SUCH CONTENT.

[●], 2026

Confidential Treatment Requested by United Mexican States,

Pursuant to 17 C.F.R. Section 200.83

i

Confidential Treatment Requested by United Mexican States,

Pursuant to 17 C.F.R. Section 200.83

ii

Confidential Treatment Requested by United Mexican States,

Pursuant to 17 C.F.R. Section 200.83

ABOUT THIS PROSPECTUS

This prospectus provides you with a general description of the securities Mexico may offer. Each time Mexico sells securities, it will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the information in the prospectus supplement.

This prospectus contains information you should consider when making your investment decision. We are responsible for the information contained and incorporated by reference in this prospectus and in any related free-writing prospectus or prospectus supplement we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. Mexico is offering to sell the securities and seeking offers to buy the securities only in jurisdictions where it is lawful to do so. The information contained in this prospectus and in any accompanying prospectus supplement is current only as of the dates of this prospectus and such prospectus supplement, respectively. You should read both this prospectus and any accompanying prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.”

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The debt securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the debt securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the debt securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

MIFID II PRODUCT GOVERNANCE / TARGET MARKET – The prospectus supplement in respect of any debt securities may include a legend entitled “MiFID II Product Governance” which will outline the target market assessment in respect of the debt securities which are the subject of the offering described within the applicable pricing supplement and which channels for distribution of the debt securities are appropriate. Any person subsequently offering, selling or recommending the debt securities (a “distributor”) should take into consideration the target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the debt securities (by either adopting or refining the target market assessment) and determining appropriate distribution channels. A determination will be made in relation to each issue about whether, for the purpose of the MiFID Product Governance rules under EU Delegated Directive 2017/593 (the “MiFID Product Governance Rules”), any underwriter subscribing for any debt securities is a manufacturer in respect of such debt securities, but otherwise no underwriter or agent nor any of their respective affiliates will be a manufacturer for the purpose of the MIFID Product Governance Rules.

PROHIBITION OF SALES TO UK RETAIL INVESTORS – The debt securities are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor in the UK means a person who is either one (or both) of the following: (i) not a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”); or (ii) not a qualified investor as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024.

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Confidential Treatment Requested by United Mexican States,

Pursuant to 17 C.F.R. Section 200.83

Consequently, no disclosure document required by the FCA Product Disclosure Sourcebook (“DISC”) for offering, selling or distributing the debt securities or otherwise making them available to retail investors in the UK has been prepared and therefore offering, selling or distributing the debt securities or otherwise making them available to any retail investor in the UK may be unlawful under the DISC and the Consumer Composite Investments (Designated Activities) Regulations 2024.

UK MiFIR PRODUCT GOVERNANCE / TARGET MARKET – The prospectus supplement in respect of any debt securities may include a legend entitled “UK MiFIR Product Governance” which will outline the target market assessment in respect of the debt securities which are the subject of the offering described within the applicable pricing supplement and which channels for distribution of the debt securities are appropriate. Any person subsequently offering, selling or recommending the debt securities (a “distributor”) should take into consideration the target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the debt securities (by either adopting or refining the target market assessment) and determining appropriate distribution channels. A determination will be made in relation to each issue about whether, for the purpose of the UK MiFIR Product Governance Rules, any underwriter subscribing for any debt securities is a manufacturer in respect of such debt securities, but otherwise no underwriter or agent nor any of their respective affiliates will be a manufacturer for the purpose of the UK MiFIR Product Governance Rules.

This prospectus and any accompanying prospectus supplement is only being distributed to and is only directed at (i) persons who are outside the UK or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Articles 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The debt securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such debt securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

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Confidential Treatment Requested by United Mexican States,

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FORWARD-LOOKING STATEMENTS

The following documents relating to Mexico’s debt securities or warrants may contain forward-looking statements:

•	this prospectus;

•	any prospectus supplement; and

•	the documents incorporated by reference in this prospectus and any prospectus supplement.

Statements that are not historical facts, including statements about Mexico’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Mexico undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Mexico cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:

•	Adverse external factors, such as high international interest rates, low oil prices and recession or low growth in Mexico’s trading partners. High international interest rates could increase Mexico’s expenditures, low oil prices could decrease the Mexican Government’s revenues and recession or low growth in Mexico’s main trading partners could lead to fewer exports. A combination of these factors could negatively affect Mexico’s current account.

•	Instability or volatility in the international financial markets. This could lead to domestic volatility, making it more complicated for the Mexican Government to achieve its macroeconomic goals. This could also lead to declines in foreign investment inflows and portfolio investment in particular.

•	Adverse domestic factors, such as domestic inflation, high domestic interest rates, exchange rate volatility and political uncertainty. Each of these could lead to lower growth in Mexico, declines in foreign direct and portfolio investment and potentially lower international reserves.

•	Global or national health considerations, including the outbreak of pandemic or contagious disease.

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USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, Mexico will use the net proceeds from the sale of securities for the general purposes of the Mexican Government, including the refinancing, repurchase or retirement of its domestic and external indebtedness, as well as delivering a portion of such proceeds to Mexico’s state-owned companies (Petróleos Mexicanos (PEMEX) and the Comisión Federal de Electricidad) as the Mexican Government

considers appropriate as authorized under Article 2 of the Federal Revenue Law for 2026 (or the corresponding subsequent year), including in the form capital contributions by the Mexican Government to any one of the state-owned companies, which the state-owned companies may use to repay, redeem and refinance their outstanding indebtedness, including through the repurchase of their outstanding bonds from time to time.

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Confidential Treatment Requested by United Mexican States,

Pursuant to 17 C.F.R. Section 200.83

RISK FACTORS

This section describes certain risks associated with investing in the debt securities. You should consult your financial and legal advisors about the risks of investing in the debt securities and the suitability of your investment in light of your particular situation. Mexico disclaims any responsibility for advising you on these matters.

Risks Relating to Mexico

Adverse external factors and global economic conditions, as well as external shocks in other emerging market countries or in Mexico’s trading partners, could have a material adverse effect on Mexico’s economic growth and its ability to raise funding in the external debt markets in the future.

Mexico is an emerging market economy and investing in securities of emerging market issuers generally involves risks, including, among others, political, social and economic instability that may affect economic and fiscal results.

High international interest rates could increase Mexico’s expenditures, low oil prices could decrease the Mexican Government’s revenues, and recession or low growth in Mexico’s main trading partners could lead to reduced exports. A combination of these global economic conditions could negatively affect Mexico’s balance of payments and economic performance.

Mexico’s economy may be affected by adverse economic conditions in other emerging market countries, which could cause an entire region or class of investments to be disfavored by international investors. This could result in capital flight and, as a consequence, a decrease in the amount of foreign investments in Mexico.

Mexico’s economy may be affected by global conflicts and geopolitical developments, including pandemics and other public health crises, which could materially impact Mexico’s ability to raise funding in the external debt markets.

Mexico’s economy may also be affected by the economic conditions and trade policies of its major trading partners, including those with developed economies. In particular, Mexico’s economic conditions are highly correlated with economic conditions in the United States and U.S. trade relations due to physical proximity and the high degree of economic activity between the two countries.

There can be no assurance that any of the events described above or similar events will not negatively affect investor confidence in emerging markets or the economies of the principal countries in Latin America, including Mexico, or Mexico’s ability to raise funding in the external debt markets in the future.

Mexico’s economy is vulnerable to a number of internal risks, each of which could have a material adverse effect on Mexico’s economic growth and on the liquidity of, and trading markets for, the debt securities issued by Mexico.

Mexico’s economy and its public finances, are subject to risks arising from internal developments in Mexico. These include, but are not limited to:

•	general economic and business conditions in Mexico;

•	the level of consumer demand;

•	the level of confidence among domestic consumers and foreign investors in economic, political and security conditions in Mexico;

•	present and future exchange rates of the Mexican currency;

•	the level of indebtedness;

•	rates of inflation;

•	Mexico’s fiscal and monetary policies;

•	the level of foreign direct and portfolio investment;

•	the level of interest rates in Mexico;

•	the degree of political uncertainty at the federal and state level in Mexico;

•	the level of corruption;

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•	the financial condition and performance of Petróleos Mexicanos (PEMEX), a state-owned public company of Mexico (empresa pública del estado);

•	the impact of pandemics and other public health crises; and

•	the impact of geopolitical developments and conflicts on Mexico’s economy and its ability to raise funding in the external debt markets.

Each of these internal factors may adversely affect the political and economic conditions in the country.

Mexico has historically experienced uneven periods of economic growth, including periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. Notwithstanding Mexico’s current situation, these problems may reemerge and could adversely affect Mexico’s economy and the liquidity of, and trading markets for, the debt securities issued by Mexico.

Changes in global trade policy could potentially have an adverse impact on the Mexican economy.

Mexico’s economy is vulnerable to the considerable changes and uncertainty in United States trade policy and to economic conditions affecting Mexico’s major trading partners. The United States has imposed a series of tariffs on various trading partners, including so-called reciprocal tariffs on all countries other than Canada and Mexico, tariffs on Mexican and Canadian goods that do not satisfy the U.S.-Mexico Canada Agreement (USMCA), higher tariffs on China, and still higher tariffs on other products, including steel, aluminum, copper and automobiles. Further, in July 2026, the United States declined to confirm its intention to extend the USMCA in its current form. If Mexico, Canada and the United States cannot negotiate mutually acceptable amendments to the USMCA and agree to an extension, the agreement would terminate in 2036. The medium-and long-term direction of U.S. trade policy, including the implementation of additional tariffs and removal of existing ones, as well as the decision to withdraw from or renegotiate existing trade agreements, remains uncertain, but any additional tariffs imposed on Mexican products could potentially have an adverse impact on the competitiveness of such products in U.S. markets. In addition, a significant decline in the economic growth or demand for imports of any of Mexico’s major trading partners (such as the United States, Canada, China, Germany and South Korea) or other significant trading partners in Europe, South America and East Asia could potentially have a material impact on economic and other conditions in Mexico, including Mexico’s economic growth, exports, balance of trade, exchange rates, interest rates and inflation, among others.

There can be no assurances that Mexico’s credit ratings will improve or remain stable, or that they will not be downgraded, suspended or cancelled by the rating agencies.

Ratings address the creditworthiness of Mexico and the likelihood of timely payment of Mexico’s long-term debt securities. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Mexico’s current ratings and the rating outlooks currently assigned to it depend, in part, on economic conditions and other factors that affect credit risk and are outside the control of Mexico, as well as assessments of the creditworthiness of its state-owned public companies. Certain ratings agencies may also downgrade PEMEX’s credit ratings, as they have in the past, and their assessment of PEMEX’s creditworthiness may affect Mexico’s credit ratings.

There can be no assurances that Mexico’s credit ratings will be maintained or that they will not be downgraded, suspended or cancelled. Any credit rating downgrade, suspension or cancellation may have an adverse effect on the market price and the trading of the debt securities.

Changes in the interest rate environment could adversely impact the trading price of the debt securities.

We expect that the trading price of the debt securities will depend on a variety of factors, including, without limitation, the interest rate environment.

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If interest rates, or expected future interest rates, rise during the terms of the debt securities, the price of the debt securities will likely decrease. The condition of the financial markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future, which could have an adverse effect on the trading price of the debt securities. Because interest rates and interest rate expectations are influenced by a wide variety of factors, many of which are beyond our control, we cannot assure you that changes in interest rates or interest rate expectations will not adversely affect the trading price of the debt securities.

Geopolitical developments, such as the conflicts between Russia and Ukraine and in the Middle East, could have a material adverse effect on Mexico’s economy and its ability to raise funding in the external debt markets in the future.

The conflict between Russia and Ukraine, and the conflict between the United States, Israel and Iran and its regional proxies, have affected conditions in the international capital markets and contributed to pressure on global prices for certain commodities that are critical to the performance of the Mexican economy. In particular, the conflicts have contributed to upward pressure on global oil and gas prices, and high volatility and uncertainty in financial markets. While the full extent of the impact of these conflicts remains to be seen as of the date of this prospectus supplement, the effects of these conflicts could result in economic uncertainty and upward inflationary pressure, and, as a result, negatively affect the performance of the Mexican economy or Mexico’s ability to raise funding in the external debt markets in the future.

Future outbreaks of disease or pandemics could have a material impact.

Future outbreaks of disease or pandemics could materially impact global economic activity in the future, and result in a decrease in Mexico’s GDP, adverse effects on employment, foreign investment and international trade, among other areas, which may adversely affect its GDP, the balance of payments, international reserves and public finance. In addition, interest rates and world prices for oil and gas may be volatile, which may affect the Mexican economy and the financial condition of PEMEX as well as cause supply chain disruptions or inflation. The nature and magnitude of future outbreaks of disease or pandemics may have a material and adverse impact on Mexico.

The Mexican Congress could implement legal and constitutional reforms which, if effected, could impact Mexico’s macroeconomic, political, regulatory or social conditions.

The current Mexican Government administration has discussed, announced its intention to pursue, and in many cases adopted, wide-ranging constitutional reforms. As of the date of this prospectus, adopted reforms include (i) significant modifications to the Mexican judicial system, including the election of judges, federal magistrates and supreme court justices by popular vote, (ii) a further constitutional amendment adjusting the election framework, postponing judicial elections, modifying Supreme Court structure and operation, (iii) the streamlining of government institutions through the elimination of autonomous governmental bodies, such as the National Hydrocarbons Commission (Comisión Nacional de Hidrocarburos), the Energy Regulatory Commission (Comisión Reguladora de Energía, or “CRE”), the National Institute of Transparency, Access to Information and Protection of Private Data (Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales, or “INAI”), the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones, or “IFT”), the National Council for Evaluation of Social Development Policy (Consejo Nacional de Evaluación de la Política de Desarrollo Social, or “Coneval”) and the Federal Commission for Economic Competition (Comisión Federal de Competencia Económica, or “COFECE”), (iv) the transfer of the National Guard (Guardia Nacional) to the Ministry of Defense (Secretaría de Defensa), (v) significant modifications to the procedures and responsibilities of the Supreme Court, (vi) modifications to several procedural aspects of amparo proceedings, and (vii) modifications to the Supreme Court voting rules and procedural rules in certain cases involving constitutional controversies.

While the nature of any future legal or constitutional reform or whether any future legal or constitutional reform will be ultimately presented or approved cannot be predicted as of the date of this prospectus, the approval of any future legal or constitutional reform could negatively affect the performance of the Mexican economy or Mexico’s ability to raise funding in the external debt markets in the future.

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Further capital contributions from the Mexican Government to Petróleos Mexicanos (PEMEX) could potentially have a material adverse effect on Mexico’s public finances.

In 2023, 2024 and 2025, the Mexican Government made capital contributions to PEMEX in the amount of Ps. 166.6 billion, Ps. 156.5 billion and Ps. 395.3 billion, respectively. For the six-month period ended June 30, 2026, the Mexican Government made capital contributions to PEMEX in the amount of Ps.100.4 billion. Additionally, in 2025, the Mexican Government announced a series of measures to provide support to PEMEX in the management and improvement of its balance sheet. While the debt of PEMEX is not guaranteed by the Mexican Government and the Mexican Government is not obligated to provide any financial support to PEMEX, to the extent that the Mexican Government continues to make capital contributions to PEMEX, such capital contributions could potentially have a material adverse effect on Mexico’s public finances.

Currency Risks

Debt securities denominated in a currency other than the currency of your home country are not an appropriate investment for you if you do not have experience with foreign currency transactions.

If Mexico denominates debt securities in a currency other than U.S. dollars, the applicable prospectus supplement will contain information about the currency, including historical exchange rates and any exchange controls affecting the currency. Mexico will provide this information for your convenience only. Future fluctuations in exchange rates or exchange controls may be very different from past trends, and Mexico will not advise you of any changes after the date of the applicable prospectus supplement. In addition, if you reside outside the United States, special considerations may apply to your investment in the debt securities. You should consult financial and legal advisors in your home country to discuss matters that may affect your purchase or holding of, or receipt of payments on, the debt securities.

If the specified currency of a debt security depreciates against your home country currency, the effective yield of the debt security would decrease below its interest rate and could result in a loss to you.

Rates of exchange between your home country currency and the specified currency may change significantly, resulting in a reduced yield or loss to you on the debt securities. In recent years, rates of exchange between certain currencies have been highly volatile, and you should expect this volatility to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past, however, do not necessarily indicate future fluctuations.

Foreign exchange rates can either be fixed by sovereign governments or float. Exchange rates of most economically developed nations are permitted to fluctuate in value relative to the U.S. dollar. National governments, however, rarely voluntarily allow their currencies to float freely in response to economic forces. Sovereign governments may use a variety of techniques, such as intervention by a country’s central bank or imposition of regulatory controls or taxes, to affect the rate of exchange of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate by devaluation or revaluation of a currency. A special risk to you in purchasing debt securities denominated in a foreign currency is that their yield could be affected by these types of governmental actions.

Exchange controls could affect exchange rates and prevent Mexico from paying you in the specified currency.

Governments have imposed exchange controls in the past and may do so in the future. There is a possibility that your government or foreign governments will impose or modify foreign exchange controls while you are a holder of foreign currency debt securities. Exchange controls could cause exchange rates to fluctuate, resulting in a reduced yield or loss to you on the debt securities. Exchange controls could also limit the availability of a specified currency for making payments on a debt security. In the event that a specified currency is unavailable, Mexico will make payments to you as described under “Description of the Securities—Payment of Principal and Interest—Payment Currency—Unavailability of Payment Currency.”

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If you file a lawsuit in the United States against Mexico, the court may not render a judgment in any currency other than U.S. dollars.

New York law will apply to the debt securities, except that the authorization of the debt securities and their execution by Mexico will be governed by Mexican law. Courts in the United States customarily have not rendered judgments in any currency other than U.S. dollars. However, New York law provides that in a lawsuit based on an obligation owed in a currency other than U.S. dollars, a court will render a judgment first in the currency of the obligation and then will convert this amount into U.S. dollars at the exchange rate on the date of the judgment. Fluctuations in exchange rates may cause this amount to be different than the amount Mexico would have paid you under its original obligations. It is possible that New York law would not be applied (a) in any action based on an obligation denominated in a currency unit or (b) by a federal court sitting in the State of New York.

Under the Mexican Monetary Law, payments to be made in Mexico by Mexico in foreign currency, contractually or as a result of the enforcement of a judgment, may be paid in Mexican pesos at the exchange rate prevailing at the time of payment, as determined by Banco de México, the Mexican Central Bank. Fluctuations in exchange rates may cause this amount to be different than the amount Mexico would have paid you under its original non-Mexican peso denominated obligations.

Jurisdiction and Enforcement of Judgments

Mexico is a sovereign government. Thus, it may be difficult for you to obtain or enforce judgments against Mexico in U.S. courts or in Mexico.

Mexico will appoint its Consul General in New York as its authorized agent for service of process in any action based on the debt securities or the indenture which a holder may institute in any state or federal court in the Borough of Manhattan, The City of New York. Mexico and the trustee have irrevocably submitted to the jurisdiction of these courts in any action or proceeding arising out of or based on the indenture or the debt securities of any series (unless otherwise specified in the authorization of the applicable series), and Mexico has waived any objection which it may have to the venue of these courts and any right to which it may be entitled on account of place of residence or domicile. Mexico has also waived any immunity from the jurisdiction of these courts to which it might be entitled (including sovereign immunity and immunity from pre-judgment attachment, post-judgment attachment and execution) in any action based upon the debt securities or the indenture. You may also institute an action against Mexico based on the debt securities in any competent court in Mexico.

Nevertheless, Mexico may still plead sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976 in actions brought against it under U.S. federal securities laws or any state securities laws, and its submission to jurisdiction, appointment of the Consul General as its agent for service of process and waiver of immunity do not include these actions. Without Mexico’s waiver of immunity regarding these actions, you will not be able to obtain a judgment in a U.S. court against Mexico unless the court determines that Mexico is not entitled to sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976. In addition, execution on Mexico’s property in the United States to enforce a judgment may not be possible except under the limited circumstances specified in the U.S. Foreign Sovereign Immunities Act of 1976.

Even if you are able to obtain a judgment against Mexico in the United States or in Mexico, you might not be able to enforce it in Mexico. Under Article 4 of the Federal Code of Civil Procedure of Mexico and Article 9 of the National Code of Civil and Family Procedures, Mexican courts may not order attachment before judgment or attachment in aid of execution against any of the property of Mexico.

Modification of the Terms of the Debt Securities

The debt securities will contain provisions that permit Mexico to amend the payment terms of the debt securities without the consent of all holders.

The debt securities will contain provisions regarding acceleration and voting on amendments, modifications and waivers, which are commonly referred to as “collective action clauses.” Under these provisions, certain key terms of the debt securities may be amended, including the maturity date, interest rate and other payment terms, without your consent.

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DESCRIPTION OF THE SECURITIES

Debt Securities

Unless otherwise specified in a prospectus supplement, Mexico will issue the debt securities under an amended and restated indenture, dated as of June 1, 2015 (as amended from time to time), between Mexico and Deutsche Bank Trust Company Americas, as trustee, each issuance of which constitutes a separate series under said indenture. The information contained in this section summarizes some of the terms of the debt securities and the indenture. This summary does not contain all of the information that may be important to you as a potential investor in the debt securities. You should read the indenture and the forms of the debt securities before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the trustee.

Because the information provided in the prospectus supplement may differ from that contained in this prospectus, you should rely on the prospectus supplement for the final description of a particular issue of debt securities. The following description will apply to a particular issue of debt securities only to the extent that it is not inconsistent with the description provided in the applicable prospectus supplement.

Debt securities issued prior to November 2014 were issued under a Fiscal Agency Agreement, dated as of September 1, 1992, as amended by Amendment No. 1 thereto, dated as of November 28, 1995, and by Amendment No. 2 thereto, dated as of March 3, 2003 (collectively, the “Fiscal Agency Agreement”). The terms of debt securities issued beginning in November 2014, and the terms of the indenture governing such debt securities, differ in certain respects from the terms of the debt securities issued before November 2014 under the Fiscal Agency Agreement.

The debt securities have been duly authorized in accordance with the laws of Mexico, and all necessary action by the Executive Branch of Mexico in connection with the debt securities has been duly taken, including the issuance of a Decree of the President of Mexico.

General Terms of the Debt Securities

The debt securities:

•	will be denominated in U.S. dollars or another currency specified in the applicable prospectus supplement;

•	may be offered and sold in any jurisdiction where it is lawful to do so;

•	may or may not be sold in offerings registered with the SEC;

•	will bear interest at a fixed rate or a floating rate;

•	will contain “collective action clauses,” under which Mexico may amend certain key terms of the debt securities, including the maturity date, interest rate and other terms, without the consent of all of the holders of the debt securities, unless otherwise specified in the applicable prospectus supplement;

•	may or may not be redeemable by Mexico before maturity. If the debt securities are redeemable, the prospectus supplement will describe the terms that apply to the redemption;

•	may or may not be subject to repayment at the option of the holder; and

•	will not be entitled to the benefit of any sinking fund unless the applicable prospectus supplement states otherwise.

The prospectus supplement relating to each issuance of debt securities will specify additional terms and describe in more detail the terms of the debt securities that Mexico is issuing. These terms will include some or all of the following:

•	the title;

•	any limit on the aggregate principal amount;

•	the issue price;

•	the maturity date or dates;

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•	if the debt securities will bear interest, the interest rate, which may be fixed or floating, the date from which interest will accrue, the interest payment dates and the record dates for these interest payment dates;

•	the form of debt security (global or certificated and registered);

•	any mandatory or optional sinking fund provisions;

•	any provisions that allow Mexico to redeem the debt securities at its option;

•	any provisions that entitle the holders to repayment at their option;

•	the currency in which the debt securities are denominated and the currency in which Mexico will make payments;

•	the authorized denominations;

•	a description of any index Mexico will use to determine the amount of principal or any premium or interest payments; and

•	any other terms that do not conflict with the provisions of the indenture.

Mexico may issue debt securities in exchange for other debt securities, including debt securities issued by other issuers, or that are convertible into new debt securities. The specific terms of the exchange or conversion of any debt security and the debt security for which it will be exchangeable or to which it will be converted will be described in the prospectus supplement relating to the exchangeable or convertible debt security.

Mexico may issue debt securities at a discount below their stated principal amount, bearing no interest or bearing interest at a rate that at the time of the issuance is below market rates. The U.S. federal income tax consequences and other relevant considerations are described herein (see “Taxation”). Mexico may also issue debt securities that have floating rates of interest but are exchangeable for fixed rate debt securities. Any U.S. federal income tax consequences and other relevant considerations applicable to such debt securities will be described in a separate prospectus supplement.

Mexico is not required to issue all of its debt securities under the indenture and this prospectus, but instead may issue debt securities other than those described in this prospectus under other indentures and documentation. That documentation may contain different terms from those included in the indenture and described in this prospectus.

“Business Day” means any day that is not a Saturday or Sunday and that meets the following requirements, as applicable:

•	DTC (as defined below) book-entry securities and certificated securities denominated in U.S. dollars: it is not a legal holiday or day on which banking institutions are authorized or required by law, regulation or executive order to close in The City of New York;

•	Euro-denominated debt securities: it is a day on which (a) the Trans-European Automated Real-Time Gross Settlement Express Transfer System is operating and (b) commercial banks are open for dealings in euro deposits in the London interbank market; and

•	Debt securities denominated in a currency other than U.S. dollars or euro: it is (a) not a day on which banking institutions are authorized or required by law, regulation or executive order to close in the principal financial center of the country issuing the applicable specified currency and (b) a day on which banking institutions in such financial center are carrying out transactions in the specified currency.

Status

The debt securities will constitute direct, general, unconditional and unsubordinated public external indebtedness of Mexico for which the full faith and credit of Mexico is pledged. The debt securities rank and will rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico. It is understood that this provision shall not be construed so as to require Mexico to make payments under the debt securities ratably with payments being made under any other public external indebtedness.

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Payment of Principal and Interest

General

Interest on registered debt securities will be paid (a) to the persons in whose names the debt securities are registered at the close of business on the record date or (b) if interest is being paid at maturity, redemption or repayment, to the person to whom principal is payable. The record date for registered debt securities will be specified in the applicable prospectus supplement.

If any money that Mexico pays to the trustee or any paying agent to make payments on any debt securities is not claimed at the end of two years after the applicable payment was due and payable, then the money will be repaid to Mexico on Mexico’s written request. Mexico will hold such unclaimed money in trust for the relevant holders of those debt securities. After any such repayment, neither the trustee nor any paying agent will be liable for the payment. However, Mexico’s obligations to make payments on the debt securities as they become due will not be affected until the expiration of the prescription period, if any, specified in the debt securities (see “—Limitations on Claims” below).

Paying Agents, Transfer Agents, Calculation Agent, Exchange Rate Agent and Registrar

Until the debt securities are paid, Mexico will maintain a paying agent, a transfer agent and a registrar in The City of New York for that series and maintain an office or agency in The City of New York where the debt securities may be presented for exchange, transfer and registration of transfer, as provided in the indenture. Mexico has appointed Deutsche Bank Trust Company Americas, 1 Columbus Circle, 17th Floor, New York, NY 10019, to serve as its paying agent and transfer agent, unless otherwise provided in the applicable prospectus supplement. You can contact the paying agents or the transfer agent at the addresses listed in the applicable prospectus supplement. Mexico has initially designated the corporate trust office of the trustee as the agency for each such purpose and as the place where the security register will be maintained. In addition, Mexico will maintain a paying agent and transfer agent in Luxembourg for so long as any such series is listed on the Luxembourg Stock Exchange and the Luxembourg Stock Exchange so requires.

Mexico may at any time appoint other paying agents, transfer agents and registrars with respect to a series. Mexico will provide prompt notice of termination, appointment or change in the office of any paying agent, transfer agent or registrar acting in connection with any series of debt securities.

Mexico has appointed an exchange rate agent to determine the exchange rate for converting payments on debt securities denominated in a currency other than U.S. dollars into U.S. dollars, where applicable. Mexico has appointed Deutsche Bank Trust Company Americas to serve as its exchange rate agent, unless otherwise provided in the applicable prospectus supplement. In addition, as long as any floating rate debt securities are outstanding, Mexico will maintain a calculation agent for calculating the interest rate and interest payments on the debt securities. Mexico has appointed Deutsche Bank Trust Company Americas to serve as its calculation agent.

Book-Entry Securities

Mexico will, through its paying agent, make payments of principal, premium, if any, and interest on book-entry securities by wire transfer to the clearing system or the clearing system’s nominee or common depositary, as the registered owner, which will receive the funds for distribution to the holders. Mexico expects that the holders will be paid in accordance with the procedures of the clearing system and its participants. Neither Mexico nor the paying agent will have any responsibility or liability for any of the records of, or payments made by, the clearing system or the clearing system’s nominee or common depositary. For more information, see “—Global Securities” below.

Registered Certificated Securities

Mexico will arrange for payments to be made on registered certificated securities on the specified payment dates to the registered holders of the debt securities. If Mexico issues registered certificated securities, it will make payments of principal, premium, if any, and interest to you, as a holder, by wire transfer if:

•	you own at least U.S.$10,000,000 aggregate principal amount or its equivalent of debt securities; and

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•	not less than 15 calendar days before the payment date, you notify the trustee or any paying agent of your election to receive payment by wire transfer and provide it with your bank account information and wire transfer instructions;

OR

•	Mexico is making the payments at maturity or earlier redemption or repayment; and

•	you surrender the debt securities at the office of the principal paying agent or at the office of the trustee or any other paying agent that Mexico appoints pursuant to the indenture.

If Mexico does not pay interest by wire transfer for any reason, it will, subject to applicable laws and regulations, mail a check to you on or before the due date for the payment at your address as it appears on the security register maintained by the trustee on the applicable record date.

Payment Currency

Debt Securities Denominated in a Currency Other than U.S. Dollars

The Depository Trust Company (“DTC”) Book-Entry Securities. Beneficial owners, other than those holding through Euroclear and Clearstream Banking, société anonyme (“Clearstream”), of book-entry securities denominated in a currency other than U.S. dollars that are registered in the name of DTC or its nominee will receive all payments in U.S. dollars. However, as a beneficial owner of book-entry securities denominated in a currency other than U.S. dollars and registered in the name of a nominee of DTC, you may elect to receive all payments in the specified currency by delivering a written notice to the DTC direct participant through which you hold your interest not later than the record date, in the case of an interest payment date, or at least 15 calendar days before the maturity date or date of earlier redemption or repayment, in the case of a principal payment. Euroclear and Clearstream will automatically make this election for their participants. You must provide wire transfer instructions to an account denominated in the specified currency. The direct participant must then notify DTC of this election, and DTC will notify the paying agent. In order for your election to take effect, the paying agent must receive this notice from DTC not later than five New York Business Days after the record date, in the case of an interest payment date, or at least 10 calendar days before the maturity date or date of earlier redemption or repayment, in the case of a principal payment. This election will remain in effect until you revoke it by delivering a written notice to the DTC direct participant through which you hold your interest not later than 15 calendar days before the applicable payment date. If the specified currency becomes unavailable for making payments, you cannot make this election, and any election that you have already made will be revoked. In this case, you will receive payment in U.S. dollars until the specified currency is again available.

The exchange rate agent will exchange an applicable specified currency payment, other than amounts that beneficial owners have elected to receive in the specified currency, for U.S. dollars using the following exchange rate: the exchange rate agent’s bid quotation for the specified currency at approximately 11:00 a.m., New York City time, on the second Business Day preceding the payment date for the purchase of U.S. dollars with the specified currency for settlement on the payment date in an amount equal to the aggregate amount of specified currency payable to all holders receiving U.S. dollar payments on the payment date. The exchange rate agent will then pay this U.S. dollar amount to DTC or its nominee, as the registered holder of the debt securities. If the exchange rate agent’s bid quotation is not available, then Mexico will make the payment in the specified currency outside of DTC.

If you do not elect to receive the specified currency, you will be responsible for all currency exchange costs, which will be deducted from your payments. All determinations that the exchange rate agent makes, after being confirmed by Mexico, will be binding unless they are clearly wrong.

Other Registered Debt Securities. Book-entry securities denominated in a currency other than U.S. dollars and registered in the name of a depositary located outside the United States and certificated registered securities denominated in a currency other than U.S. dollars are generally payable only in the specified currency. Holders of these debt securities will not have the option to elect payment in U.S. dollars.

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Unavailability of Payment Currency

If the debt securities are payable in a specified currency other than U.S. dollars and the specified currency is not available for making payments due to the imposition of exchange controls or other circumstances beyond Mexico’s control, then you will receive payment in U.S. dollars until the specified currency is again available. If debt securities denominated in a currency other than U.S. dollars are payable in U.S. dollars and U.S. dollars are not available for making payments due to the imposition of exchange controls or other circumstances beyond Mexico’s control, then you will receive payment in the specified currency until U.S. dollars are again available. The exchange rate agent will determine the appropriate exchange rate to be used for converting these payments as follows:

1.

On the second Business Day before a payment, at approximately 11:00 a.m. New York City time, the exchange rate agent will refer to the bank composite or multi-contributor pages of the Reuters Monitor Foreign Exchange Service provided by Mexico or, if this is not available, a similar display that Mexico approves.

2.

The exchange rate agent will select the firm bid quotation for the specified currency by one of at least three banks provided by Mexico, one of which may be the exchange rate agent, which will yield the greatest number of U.S. dollars or specified currency, as applicable, upon conversion from U.S. dollars or the specified currency, as applicable.

3.

If fewer than three bids are available, the exchange rate agent will use the noon rate in the relevant currency provided on the page FXC<Go> on the Bloomberg terminal on the second Business Day before a payment or, if this rate is not available on that date, on the most recent date available.

Payments made under these circumstances will not be an event of default under the debt securities, and you will be responsible for all currency exchange costs.

If debt securities denominated in a specified currency are redenominated, then Mexico will be obligated to pay you the equivalent amounts in the new currency. If so specified in the applicable prospectus supplement, Mexico may, at its option, and without the consent of the holders of the debt securities or any coupons or the need to amend the debt securities or the indenture, redenominate the debt securities issued in the currency of a country that subsequently participates in the European Economic and Monetary Union, in a manner with similar effect to the final stage of the economic and monetary union on January 2, 2002, into euro. The provisions relating to any such redenomination will be contained in the applicable prospectus supplement.

Form and Denominations

Unless otherwise provided in the applicable prospectus supplement, Mexico will issue debt securities:

•	denominated in U.S. dollars;

•	in fully registered book-entry form;

•	without coupons; and

•	in denominations of U.S.$2,000 and integral multiples of U.S.$1,000.

Interest Rate

General

The debt securities will bear interest at a fixed rate or a floating rate or the interest may be determined by reference to an index, as specified in the applicable prospectus supplement. Interest payments on the debt securities will generally include interest accrued from and including the issue date or the last interest payment date to but excluding the following interest payment date or the date of maturity, redemption or repayment. Each of these periods is called an interest period.

Fixed Rate Debt Securities

Fixed rate debt securities will bear interest at the rate specified in the applicable prospectus supplement until Mexico pays the principal amount of the debt securities. Mexico will generally pay interest on fixed rate debt securities after it has accrued in equal semi-annual or annual payments on the interest payment dates specified in the applicable prospectus supplement and at maturity, redemption or repayment.

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Mexico will generally compute the accrued interest payable on fixed rate debt securities for any interest period on the basis of a 360-day year consisting of twelve 30-day months. In the case of euro-denominated fixed rate debt securities, however, Mexico will generally compute the accrued interest payable on the debt securities on the basis of the actual number of days in the interest period divided by 365 or, if any portion of the interest period falls in a leap year, the sum of (a) the actual number of days falling in the leap year divided by 366 and (b) the actual number of days falling in the non-leap year divided by 365.

If any payment date for a fixed rate debt security falls on a day that is not a Business Day, Mexico will make the payment on the next Business Day. In addition, if any payment on a fixed rate debt security is due on a date that is not a Business Day in the relevant place of payment, Mexico will make the payment on the next Business Day in that place of payment. Mexico will treat these payments as if they were made on the due date, and no additional interest will accrue as a result of this delay.

Optional Redemption, Repurchase and Early Repayment

Unless otherwise provided in the applicable prospectus supplement, the debt securities will not be redeemable before maturity at the option of Mexico or repayable before maturity at the option of the holder.

Optional Redemption

The prospectus supplement for the issuance of each series of debt securities will indicate if:

•	the debt securities cannot be redeemed at Mexico’s option prior to their maturity date; and/or

•	the debt securities will be redeemable at Mexico’s option, and if so, the terms governing such redemption.

Repurchase

Mexico may repurchase debt securities at any time and price in the open market or otherwise. Debt securities repurchased by Mexico may, at Mexico’s discretion, be held, resold (subject to compliance with applicable securities and tax laws) or surrendered to the trustee for cancellation.

Sinking Fund

Unless otherwise specified in the applicable prospectus supplement, the debt securities will not be subject to any sinking fund.

Negative Pledge

Mexico has agreed that as long as any of the debt securities remain outstanding, it will not create or permit to exist any security interest on its present or future revenues or assets to secure its public external indebtedness, unless the debt securities are given an equivalent security interest.

A “security interest” is a lien, pledge, mortgage, encumbrance or other preferential right granted to any person or entity over Mexico’s revenues or assets.

“Public external indebtedness” means any indebtedness that:

•	is a payment obligation or contingent liability payable in any currency other than Mexican currency, except indebtedness originally issued or incurred in Mexico. Indebtedness is issued or incurred in Mexico where settlement occurs in Mexico; and

•	arises from bonds, debentures, notes or other securities that (a) are or were intended at the time they were issued to be quoted, listed or traded on any securities exchange or other securities market and (b) have an original maturity of more than one year or are combined with a commitment so that the maturity may be extended at Mexico’s option to a period of more than one year. Securities eligible for resale pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), are considered tradable on a securities market for purposes of clause (a).

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However, Mexico’s agreement to restrict security interests to secure its public external indebtedness does not apply to:

•	security interests created before December 3, 1993;

•	security interests securing public external indebtedness incurred in connection with a project financing, as long as the security interest is limited to the assets or revenues of the project being financed. “Project financing” means any financing of all or part of the acquisition, construction or development costs of any project where the provider of the financing (a) agrees to limit its recourse to the project and the revenues of the project as the principal source of repayment and (b) has received a feasibility study prepared by competent independent experts on the basis of which it is reasonable to conclude that the project will generate sufficient foreign currency income to service substantially all public external indebtedness incurred in connection with the project;

•	security interests securing public external indebtedness that (a) is issued by Mexico in exchange for debt of Mexican public sector bodies (other than Mexico) and (b) does not exceed an aggregate outstanding principal amount of U.S.$29 billion or its equivalent; and

•	security interests securing public external indebtedness that Mexico has incurred to finance or refinance the purchase of assets, if the security interests are limited to such assets.

Default and Acceleration of Maturity

Each of the following is an event of default under any series of debt securities:

•	Mexico fails to pay any principal, premium, if any, or interest on any debt security of that series within 30 days after payment is due;

•	Mexico fails to perform any other obligation under the debt securities of that series and does not cure that failure within 30 days after Mexico receives written notice from the trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities requiring Mexico to remedy the failure;

•	Mexico’s creditors accelerate an aggregate principal amount of more than U.S.$50,000,000 (or its equivalent in any other currency) of Mexico’s public external indebtedness because of an event of default resulting from Mexico’s failure to pay principal or interest on that public external indebtedness when due;

•	Mexico fails to make any payment on any of its public external indebtedness in an aggregate principal amount of more than U.S.$50,000,000 (or its equivalent in any other currency) when due and does not cure that failure within 30 days after Mexico receives written notice from the trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities requiring Mexico to remedy the failure; or

•	Mexico declares a moratorium on the payment of principal of or interest on its public external indebtedness.

If any of the events of default described above occurs and is continuing, holders of at least 25% of the aggregate principal amount of the debt securities of the series then outstanding may declare all the debt securities of that series to be due and payable immediately by giving written notice to Mexico, with a copy to the trustee.

Holders holding debt securities representing in the aggregate more than 50% of the principal amount of the then-outstanding debt securities of that series may waive any existing defaults and their consequences on behalf of the holders of all of the debt securities of that series if:

•	following the declaration that the principal of the debt securities of that series has become due and payable immediately, Mexico deposits with the trustee a sum sufficient to pay all outstanding amounts then due on those debt securities (other than principal due by virtue of the acceleration upon the event of default), together with interest on such amounts through the date of the deposit, as well as the reasonable fees and compensation of the holders that declared those debt securities due and payable, the trustee and their respective agents, attorneys and counsel; and

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•	all events of default (other than non-payment of principal that became due by virtue of the acceleration upon the event of default) have been remedied.

Suits for Enforcement and Limitations on Suits by Holders

If an event of default for a series of debt securities has occurred and is continuing, the trustee may, in its discretion, institute judicial action to enforce the rights of the holders of that series. With the exception of a suit to enforce the absolute right of a holder to receive payment of the principal of and interest on debt securities on the stated maturity date therefor (as that date may be amended or modified pursuant to the terms of the debt securities, but without giving effect to any acceleration), a holder has no right to bring a suit, action or proceeding with respect to the debt securities of a series unless: (1) such holder has given written notice to the trustee that a default with respect to that series has occurred and is continuing; (2) holders of at least 25% of the aggregate principal amount outstanding of that series have instructed the trustee by specific written request to institute an action or proceeding and provided an indemnity satisfactory to the trustee; and (3) 60 days have passed since the trustee received the instruction, the trustee has failed to institute an action or proceeding as directed and no direction inconsistent with such written request shall have been given to the trustee by a majority of holders of that series. Moreover, any such action commenced by a holder must be for the equal, ratable and common benefit of all holders of debt securities of that series.

Meetings, Amendments and Waivers – Collective Action

Mexico may call a meeting of the holders of debt securities of a series at any time regarding the indenture or the debt securities of the series. Mexico will determine the time and place of the meeting. Mexico will notify the holders of the time, place and purpose of the meeting not less than 30 and not more than 60 days before the meeting.

In addition, Mexico or the trustee will call a meeting of holders of debt securities of a series if the holders of at least 10% in principal amount of all debt securities of the series then outstanding have delivered a written request to Mexico or the trustee (with a copy to Mexico) setting out the purpose of the meeting. Within 10 days of receipt of such written request or copy thereof, Mexico will notify the trustee, and the trustee will notify the holders, of the time, place and purpose of the meeting called by the holders, to take place not less than 30 and not more than 60 days after the date on which such notification is given.

Only holders and their proxies are entitled to vote at a meeting of holders. Mexico will set the procedures governing the conduct of the meeting, and, if additional procedures are required, Mexico will consult with the trustee to establish such procedures as are customary in the market.

Modifications may also be approved by holders of debt securities of a series pursuant to written action with the consent of the requisite percentage of debt securities of such series. The trustee will solicit the consent of the relevant holders to the modification not less than 10 and not more than 30 days before the expiration date for the receipt of such consents as specified by the trustee.

The holders may generally approve any proposal by Mexico to modify the indenture or the terms of the debt securities of a series with the affirmative vote (if approved at a meeting of the holders) or consent (if approved by written action) of holders of more than 50% of the outstanding principal amount of the debt securities of that series.

However, holders may approve, by vote or consent through one of three modification methods, any proposed modification by Mexico that would do any of the following (such subjects referred to as “reserved matters”):

•	change the date on which any amount is payable on the debt securities;

•	reduce the principal amount (other than in accordance with the express terms of the debt securities and the indenture) of the debt securities;

•	reduce the interest rate on the debt securities;

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•	change the method used to calculate any amount payable on the debt securities (other than in accordance with the express terms of the debt securities and the indenture);

•	change the currency or place of payment of any amount payable on the debt securities;

•	modify Mexico’s obligation to make any payments on the debt securities (including any redemption price therefor);

•	change the identity of the obligor under the debt securities;

•	change the definition of “outstanding debt securities” or the percentage of affirmative votes or written consents, as the case may be, required to make a “reserved matter modification”;

•	change the definition of “uniformly applicable” or “reserved matter modification”;

•	authorize the trustee, on behalf of all holders of the debt securities, to exchange or substitute all the debt securities for, or convert all the debt securities into, other obligations or securities of Mexico or any other person; or

•	change the legal ranking, governing law, submission to jurisdiction or waiver of immunities provisions of the terms of the debt securities.

A change to a reserved matter, including the payment terms of the debt securities, can be made without your consent, as long as the change is approved, pursuant to one of the three following modification methods, by vote or consent by:

•	the holders of more than 75% of the aggregate principal amount of the outstanding debt securities of a series affected by the proposed modification;

•	where such proposed modification would affect the outstanding debt securities of two or more series, the holders of more than 75% of the aggregate principal amount of the outstanding debt securities of all of the series affected by the proposed modification, taken in the aggregate, if certain “uniformly applicable” requirements are met; or

•	where such proposed modification would affect the outstanding debt securities of two or more series, whether or not the “uniformly applicable” requirements are met, the holders of more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all of the series affected by the proposed modification, taken in the aggregate, and the holders of more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the modification, taken individually.

“Uniformly applicable,” as referred to above, means a modification by which holders of debt securities of all series affected by that modification are invited to exchange, convert or substitute their debt securities on the same terms for (x) the same new instruments or other consideration or (y) new instruments or other consideration from an identical menu of instruments or other consideration. It is understood that a modification will not be considered to be uniformly applicable if each exchanging, converting or substituting holder of debt securities of any series affected by that modification is not offered the same amount of consideration per amount of principal, the same amount of consideration per amount of interest accrued but unpaid and the same amount of consideration per amount of past due interest, respectively, as that offered to each other exchanging, converting or substituting holder of debt securities of any series affected by that modification (or, where a menu of instruments or other consideration is offered, each exchanging, converting or substituting holder of debt securities of any series affected by that modification is not offered the same amount of consideration per amount of principal, the same amount of consideration per amount of interest accrued but unpaid and the same amount of consideration per amount of past due interest, respectively, as that offered to each other exchanging, converting or substituting holder of debt securities of any series affected by that modification electing the same option under such menu of instruments).

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Confidential Treatment Requested by United Mexican States,

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Mexico may select, in its discretion, any modification method for a reserved matter modification in accordance with the indenture and designate which series of debt securities will be included for approval in the aggregate of modifications affecting two or more series of debt securities. Any selection of a modification method or designation of series to be included will be final for the purpose of that vote or consent solicitation. If any one or more series of debt securities issued under the indenture prior to June 1, 2015 are included in a proposed modification affecting two or more series of debt securities under the indenture that seeks holder approval pursuant to a single aggregated vote, that modification will be uniformly applicable (as described above) to all such series, regardless of when they were issued.

Before soliciting any consent or vote of any holder of debt securities for any change to a reserved matter, Mexico will provide the following information to the trustee for distribution to the holders of debt securities of any series that would be affected by the proposed modification:

•	a description of Mexico’s economic and financial circumstances that are, in Mexico’s opinion, relevant to the request for the proposed modification, a description of Mexico’s existing debts and description of its broad policy reform program and provisional macroeconomic outlook;

•	if Mexico shall at the time have entered into an arrangement for financial assistance with multilateral and/or other major creditors or creditor groups and/or an agreement with any such creditors regarding debt relief, (x) a description of any such arrangement or agreement and (y) where permitted under the information disclosure policies of the multilateral or other creditors, as applicable, a copy of the arrangement or agreement;

•	a description of Mexico’s proposed treatment of external debt instruments that are not affected by the proposed modification and its intentions with respect to any other major creditor groups; and

•	if Mexico is then seeking any reserved matter modification affecting any other series of debt securities, a description of that proposed modification.

For purposes of determining whether the required percentage of holders of the debt securities of a series has approved any amendment, modification or change to, or waiver of, the debt securities or the indenture, or whether the required percentage of holders has delivered a notice of acceleration of the debt securities of that series, debt securities held by Mexico or any public sector instrumentality of Mexico or by a corporation, trust or other legal entity that is controlled by Mexico or a public sector instrumentality will be disregarded and deemed not to be outstanding and may not be counted in a vote or consent solicitation for or against a proposed modification if, on the record date for the proposed modification or other action or instruction hereunder, the debt security is held by Mexico or by a public sector instrumentality, or by a corporation, trust or other legal entity that is controlled by Mexico or a public sector instrumentality, except that (x) debt securities held by Mexico or any public sector instrumentality of Mexico or by a corporation, trust or other legal entity that is controlled by Mexico or a public sector instrumentality which have been pledged in good faith may be regarded as outstanding if the pledgee establishes to the satisfaction of the trustee the pledgee’s right so to act with respect to such debt securities and that the pledgee is not Mexico or a public sector instrumentality, and in case of a dispute concerning such right, the advice of counsel shall be full protection in respect of any decision made by the trustee in accordance with such advice and any certificate, statement or opinion of counsel may be based, insofar as it relates to factual matters or information which is in the possession of the trustee, upon the certificate, statement or opinion of or representations by the trustee; and (y) in determining whether the trustee will be protected in relying upon any such action or instructions hereunder, or any notice from holders, only debt securities that a responsible officer of the trustee knows to be so owned or controlled will be so disregarded.

As used in the preceding paragraph, “public sector instrumentality” means any department, secretary, ministry or agency of Mexico, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests, by contract or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of that legal entity.

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Confidential Treatment Requested by United Mexican States,

Pursuant to 17 C.F.R. Section 200.83

Other Amendments

Mexico and the trustee may, without the vote or consent of any holder of debt securities of a series, amend the indenture or the debt securities of the series for the purpose of:

•	adding to Mexico’s covenants for the benefit of the holders;

•	surrendering any of Mexico’s rights or powers with respect to the debt securities of that series;

•	securing the debt securities of that series;

•	curing any ambiguity or curing, correcting or supplementing any defective provision in the debt securities of that series or the indenture;

•	amending the debt securities of that series or the indenture in any manner that Mexico and the trustee may determine and that does not materially adversely affect the interests of any holders of the debt securities of that series;

•	correcting, in the opinion of the trustee, a manifest error of a formal, minor or technical nature; or

•	conforming the provisions of the debt securities of that series to the description of such debt securities in the related prospectus or prospectus supplement.

Additional Amounts

All payments by Mexico in respect of the debt securities shall be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or other governmental charges of whatever nature imposed or levied by or on behalf of Mexico or any political subdivision or taxing authority or agency therein or thereof having the power to tax (for purposes of this paragraph, “relevant tax”), unless the withholding or deduction of such relevant tax is required by law. In that event, Mexico shall pay such additional amounts (“additional amounts”) as may be necessary to ensure that the amounts received by the holders after such withholding or deduction shall equal the respective amounts of principal and interest that would have been receivable in respect of the debt securities in the absence of such withholding or deduction; provided, however, that no such additional amounts shall be payable in respect of any relevant tax:

•	imposed by reason of a holder or beneficial owner of a debt security having some present or former connection with Mexico other than merely being a holder or beneficial owner of the debt security or receiving payments of any nature on the debt security or enforcing its rights in respect of the debt security;

•	imposed by reason of the failure of a holder or beneficial owner of a debt security, or any other person through which the holder or beneficial owner holds a debt security, to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with Mexico of such holder or beneficial owner or other person, if compliance with the requirement is, as required under applicable law, a precondition to exemption from all or any portion of such withholding or deduction;

•	imposed by reason of a holder or beneficial owner of a debt security, or any other person through which the holder or beneficial owner holds a debt security, having presented the debt security for payment (where such presentation is required) more than 30 days after the relevant date (as defined below), except to the extent that the holder or beneficial owner or such other person would have been entitled to additional amounts on presenting the debt security for payment on any date during such 30-day period; or

•	in respect of any taxes, duties, assessments or other governmental charges imposed under Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended as of the issue date (or any amended or successor version that is substantively comparable) (the “Code”) and any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b)(1) of the Code, any intergovernmental agreement between a non-U.S. jurisdiction and the United States with respect to the foregoing or any law, regulation, rule or practice adopted pursuant to any such intergovernmental agreement or pursuant to any treaty or convention implementing such Sections of the Code.

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Confidential Treatment Requested by United Mexican States,

Pursuant to 17 C.F.R. Section 200.83

As used in this paragraph, “relevant date” in respect of any debt security means the date on which payment in respect thereof first becomes due or, if the full amount of the money payable has not been received by the trustee on or prior to such due date, the date on which notice is duly given to the holders in the manner described in the debt securities that such monies have been so received and are available for payment.

Warrants

If Mexico issues warrants, it will describe their specific terms in a prospectus supplement. If any warrants are registered with the SEC, Mexico will file a warrant agreement and form of warrant with the SEC. The following description briefly summarizes some of the general terms that apply to warrants. You should read the applicable prospectus supplement, warrant agreement and form of warrant before making your investment decision.

Mexico may issue the warrants separately or together with any debt securities. All warrants will be issued under a warrant agreement between Mexico and a bank or trust company, as warrant agent. The applicable prospectus supplement will include some or all of the following specific terms relating to the warrants:

•	the initial offering price;

•	the currency you must use to purchase the warrants;

•	the title and terms of the debt securities or other consideration that you will receive on exercise of the warrants;

•	the principal amount of debt securities or amount of other consideration that you will receive on exercise of the warrants;

•	the exercise price or ratio;

•	the amount of cash or other consideration that you will be required to deliver in order to exercise the warrants;

•	the procedures of, and conditions to, exercise of the warrants;

•	the date or dates on which you must exercise the warrants;
•	whether and under what conditions Mexico may cancel the warrants;

•	the title and terms of any debt securities issued with the warrants and the amount of debt securities issued with each warrant;

•	the date, if any, on and after which the warrants and any debt securities issued with the warrants will trade separately;

•	the form of the warrants (global or certificated and registered), whether they will be exchangeable between such forms and, if registered, where they may be transferred and exchanged;

•	the identity of the warrant agent;

•	any special U.S. federal income tax considerations; and

•	any other terms of the warrants.

Global Securities

The DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither Mexico nor the trustee will be responsible for DTC’s, Euroclear’s or Clearstream’s performance of their obligations under their rules and procedures. Additionally, neither Mexico nor the trustee will be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Mexico may issue debt securities or warrants in the form of one or more global securities, the ownership and transfer of which are recorded in computerized book-entry accounts, eliminating the need for physical movement of securities. Mexico refers to the intangible securities represented by a global security as “book-entry” securities.

Registered debt securities are payable to the order of and registered in the name of a particular person or entity. Mexico will generally issue debt securities initially intended to be sold wholly or partly in the United States as book-entry securities in registered form.

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Pursuant to 17 C.F.R. Section 200.83

When Mexico issues book-entry securities, it will deposit the applicable global security with a clearing system. The global security will be either registered in the name of the clearing system or its nominee or common depositary, and this entity is considered the sole legal owner or holder of the securities for purposes of the indenture. Beneficial interests in a registered security and transfers of those interests are recorded by the registrar based on information provided to it by the transfer agents. Unless a global security is exchanged for certificated securities, as discussed below under “—Certificated Securities,” it may not be transferred, except among the clearing system, its nominees or common depositaries and their successors. Clearing systems include DTC in the United States and Euroclear System, or Euroclear, and Clearstream Banking, société anonyme, or Clearstream, in Europe.

Clearing systems process the clearance and settlement of book-entry securities for their direct participants. A “direct participant” is a bank or financial institution that has an account with a clearing system. The clearing systems act only on behalf of their direct participants, who in turn act on behalf of indirect participants. An “indirect participant” is a bank or financial institution that gains access to a clearing system by clearing through or maintaining a relationship with a direct participant.

Euroclear and Clearstream are connected to each other by a direct link and participate in DTC through their New York depositaries, which act as links between the clearing systems. These arrangements permit you to hold book-entry securities through participants in any of these systems, subject to applicable securities laws.

Ownership of Book-Entry Securities

Mexico generally deposits the global securities representing book-entry securities sold in the United States with Deutsche Bank Trust Company Americas, as custodian for DTC or its nominee. If Mexico sells an issue of book-entry securities both within and outside the United States, the U.S. and non-U.S. portions of the securities may be represented by a single global security or by separate global securities.

If you wish to purchase book-entry securities, you must either be a direct participant or make your purchase through a direct or indirect participant. Investors who purchase book-entry securities will hold them in an account at the bank or financial institution acting as their direct or indirect participant. Holding securities in this way is called holding in “street name.”

When you hold securities in street name, you must rely on the procedures of the institutions through which you hold your securities to exercise any of the rights granted to holders. This is because the legal obligations of Mexico and the trustee run only to the registered owner of the global security, which will be the clearing system or its nominee or common depositary. For example, once Mexico and the trustee make a payment to the registered holder of a global security, they will no longer be liable for the payment, even if you do not receive it. In practice, the clearing systems will pass along any payments or notices they receive from Mexico to their participants, which will pass along the payments to you. In addition, if you desire to take any action which a holder of the global security is entitled to take, then the clearing system would authorize the participant through which you hold your book-entry securities to take such action, and the participant would then either authorize you to take the action or would act for you on your instructions. The transactions between you, the participants and the clearing systems will be governed by customer agreements, customary practices and applicable laws and regulations, and not by any legal obligation of Mexico or the trustee.

As an owner of book-entry securities represented by a global security, you will also be subject to the following restrictions:

•	you will not be entitled to (a) receive physical delivery of the securities in certificated form or (b) have any of the securities registered in your name, except under the circumstances described below under “—Certificated Securities”;

•	you may not be able to transfer or sell your securities to some insurance companies and other institutions that are required by law to own their securities in certificated form; and

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Pursuant to 17 C.F.R. Section 200.83

•	you may not be able to pledge your securities in circumstances where certificates must be physically delivered to the creditor or the beneficiary of the pledge in order for the pledge to be effective.

Cross-Market Transfer, Clearance and Settlement of Book-Entry Securities

The following description reflects Mexico’s understanding of the current rules and procedures of DTC, Euroclear and Clearstream relating to cross-market trades in book-entry securities where Euroclear and Clearstream hold securities through their respective depositaries at DTC. These systems could change their rules and procedures at any time, and Mexico takes no responsibility for their actions or the accuracy of this description.

It is important for you to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date, i.e., the date specified by the purchaser and seller on which the price of the securities is fixed.

When book-entry securities are to be transferred from a DTC seller to a Euroclear or Clearstream purchaser, the purchaser must first send instructions to Euroclear or Clearstream through a participant at least one Business Day before the settlement date. Euroclear or Clearstream will then instruct its New York depositary to receive the securities and make payment for them. On the settlement date, the New York depositary will make payment to the DTC participant through which the seller holds its securities, which will make payment to the seller, and the securities will be credited to the New York depositary’s account. After settlement has been completed, Euroclear or Clearstream will credit the securities to the account of the participant through which the purchaser is acting. This securities credit will appear the next day European time after the settlement date, but will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date, the securities credit and cash debit will instead be valued at the actual settlement date.

A participant in Euroclear or Clearstream, acting for the account of a purchaser of book-entry securities, will need to make funds available to Euroclear or Clearstream in order to pay for the securities on the value date. The most direct way of doing this is for the participant to preposition funds, i.e., have funds in place at Euroclear or Clearstream before the value date, either from cash on hand or existing lines of credit. The participant may require the purchaser to follow these same procedures.

When book-entry securities are to be transferred from a Euroclear or Clearstream seller to a DTC purchaser, the seller must first send instructions to and preposition the securities with Euroclear or Clearstream through a participant at least one Business Day before the settlement date. Euroclear or Clearstream will then instruct its New York depositary to credit the book-entry securities to the account of the DTC participant through which the purchaser is acting and to receive payment in exchange. The payment will be credited to the account of the Euroclear or Clearstream participant through which the seller is acting on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date, the receipt of the cash proceeds and securities debit will instead be valued at the actual settlement date.

Certificated Securities

Certificated securities are represented by physical certificates. Certificated registered securities are transferred by presenting them at the corporate trust offices of the trustee, or at the office of a paying agent (other than the trustee), according to the procedures specified in the indenture.

Mexico will only issue securities in certificated form in exchange for book-entry securities represented by a global security if:

•	the depositary notifies Mexico that it is unwilling or unable to continue as depositary, is ineligible to act as depositary or ceases to be a clearing agency registered under the U.S. Securities Exchange Act of 1934, and Mexico does not appoint a successor depositary or clearing agency within 90 days;

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Confidential Treatment Requested by United Mexican States,

Pursuant to 17 C.F.R. Section 200.83

•	the trustee has instituted or has been directed to institute any judicial proceeding to enforce the rights of the holders under the debt securities and has been advised by its legal counsel that it should obtain possession of the securities for the proceeding; or

•	Mexico elects not to have the securities of a series represented by a global security or securities.

If a physical or certificated security becomes mutilated, defaced, apparently destroyed, lost or stolen, Mexico may execute, and the trustee shall authenticate and deliver, a substitute security in replacement. In each case, the affected holder will be required to furnish to Mexico and to the trustee an indemnity under which it will agree to pay Mexico, the trustee and any of their respective agents for any losses that they may suffer relating to the security that was mutilated, defaced, apparently destroyed, lost or stolen. Mexico and the trustee may also require that the affected holder present other documents or proof. The affected holder may be required to pay all taxes, expenses and reasonable charges associated with the replacement of the mutilated, defaced, apparently destroyed, lost or stolen security.

If Mexico issues certificated securities, a holder of certificated securities may exchange them for securities of a different authorized denomination by submitting the certificated securities, together with a written request for an exchange, at the office of the trustee as specified in the indenture in New York City, or at the office of any paying agent. In addition, the holder of any certificated security may transfer it in whole or in part by surrendering it at any of such offices together with an executed instrument of transfer.

Mexico will not charge the holders for the costs and expenses associated with the exchange, transfer or registration of transfer of certificated securities. Mexico may, however, charge the holders for certain delivery expenses, as well as any applicable stamp duty, tax or other governmental or insurance charges. The trustee may reject any request for an exchange or registration of transfer of any security made within 15 days of the date for any payment or principal of, or premium or interest on, the securities.

Trustee

The indenture establishes the obligations and duties of the trustee, the right to indemnification of the trustee and the liability and responsibility, including limitations, for actions that the trustee takes. The trustee is entitled to enter into business transactions with Mexico or any of its affiliates without accounting for any profit resulting from these transactions.

Further Issues

Mexico may from time to time, without the consent of holders of the debt securities of a series, increase the size of the issue of the debt securities of that series, or issue additional debt securities having the same terms and conditions as the debt securities of that series in all respects, except for the issue date, issue price and first payment on those additional debt securities. Additional debt securities of a series issued in this manner will be consolidated with and form a single series with the previously outstanding debt securities of that series. Any additional debt securities subsequently issued that for U.S. federal income tax purposes (i) are not issued pursuant to a “qualified reopening” of the debt securities of that series, (ii) are not treated as part of the same “issue” as the debt securities of that series, and (iii) are not issued with less than a de minimis amount of original issue discount shall have a separate CUSIP, ISIN, common code or other identifying number from the previously outstanding debt securities of that series.

Notices

Mexico will mail notices to holders of certificated securities at their registered addresses as reflected in the books and records of the trustee. Mexico will consider any mailed notice to have been given five business days after it has been sent. Mexico will give notices to the holders of a global security in accordance with the procedures and practices of the depositary and such notices shall be deemed given upon actual receipt thereof by the depositary.

Limitation on Claims

To the extent permitted by law, claims against Mexico for the payment of principal of, or interest or other amounts due on, the debt securities (including additional amounts) will become void unless made within five years of the date on which that payment first became due.

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Pursuant to 17 C.F.R. Section 200.83

Jurisdiction, Consent to Service, Enforcement of Judgments and Immunities from Attachment

Mexico is a sovereign government. Thus, it may be difficult for you to obtain or enforce judgments against Mexico in U.S. courts or in Mexico. Mexico will appoint its Consul General in New York as its authorized agent for service of process in any action based on the securities or the indenture which a holder may institute in any state or federal court in the Borough of Manhattan, The City of New York. Mexico and the trustee have irrevocably submitted to the jurisdiction of these courts in any action or proceeding arising out of or based on the indenture or the debt securities of any series (unless otherwise specified in the authorization of the applicable series), and Mexico has waived any objection which it may have to the venue of these courts and any right to which it may be entitled on account of place of residence or domicile. Mexico has also waived any immunity from the jurisdiction of these courts to which it might be entitled (including sovereign immunity and immunity from pre-judgment attachment, post-judgment attachment and execution) in any action based upon the securities or the indenture. You may also institute an action against Mexico based on the securities in any competent court in Mexico.

Nevertheless, Mexico may still plead sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976 in actions brought against it under U.S. federal securities laws or any state securities laws, and its submission to jurisdiction, appointment of the Consul General as its agent for service of process and waiver of immunity do not include these actions. Without Mexico’s waiver of immunity regarding these actions, you will not be able to obtain a judgment in a U.S. court against Mexico unless the court determines that Mexico is not entitled to sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976. In addition, execution on Mexico’s property in the United States to enforce a judgment may not be possible except under the limited circumstances specified in the U.S. Foreign Sovereign Immunities Act of 1976.

Even if you are able to obtain a judgment against Mexico in the United States or in Mexico, you might not be able to enforce it in Mexico. Under Article 4 of the Federal Code of Civil Procedure of Mexico and Article 9 of the National Code of Civil and Family Procedures, Mexican courts may not order attachment before judgment or attachment in aid of execution against any of the property of Mexico.

Indemnification for Foreign Exchange Rate Fluctuations

Mexico’s obligation to any holder under the securities that has obtained a court judgment affecting those securities will be discharged only to the extent that the holder may purchase the currency in which the securities are denominated, referred to as the “agreement currency,” with the judgment currency. If the holder cannot purchase the agreement currency in the amount originally to be paid, Mexico agrees to pay the difference to the extent permitted under applicable law. The holder, however, agrees to reimburse Mexico for the excess if the amount of the agreement currency purchased exceeds the amount originally to be paid to the holder. If Mexico is in default of its obligations under the securities, however, the holder will not be obligated to reimburse Mexico for any excess.

Governing Law

The indenture and the securities are governed by and construed in accordance with the law of the State of New York, unless otherwise specified in any series of debt securities, provided, however, that all matters governing Mexico’s authorization and execution of the indenture and the securities will be governed by and construed in accordance with the law of Mexico. Notwithstanding any reserved matter modification, all matters related to the consent of holders and to modifications of the indenture or the debt securities will always be governed by and construed in accordance with the law of the State of New York.

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Pursuant to 17 C.F.R. Section 200.83

TAXATION

The following is a discussion of certain Mexican federal tax, U.S. federal income and European Union tax considerations that may be relevant to you if you invest in the debt securities. This section does not address the tax consequences of owning Warrants, the tax consequences of which will be discussed in the applicable prospectus supplement. This discussion is based on federal laws, rules and regulations now in effect in Mexico, on laws, regulations, rulings and decisions now in effect in the United States and on directives now in effect, and proposals for directives, in the European Union, and, in all cases, may change. Any change could apply retroactively and could affect the continued validity of this discussion.

This discussion does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax adviser about the tax consequences of holding the debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

United States Federal Taxation

The following is a discussion of certain U.S. federal income tax considerations that may be relevant to you if you invest in debt securities and are a U.S. holder. You will be a U.S. holder if you are the beneficial owner of a debt security and you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation or any other person that is subject to U.S. federal income tax on a net income basis in respect of an investment in the debt securities. This discussion deals only with U.S. holders that hold debt securities as capital assets. It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark to market treatment, person that will hold debt securities as a hedge against currency risk or interest rate risk or as a position in a “straddle” or conversion transaction, entity taxed as a partnership or a partner therein, nonresident alien individual present in the U.S. for more than 182 days in a taxable year, tax-exempt organization or a United States person (as defined below) whose “functional currency” is not the U.S. dollar. Further, it does not address the alternative minimum tax, the Medicare tax on net investment income, special timing rules prescribed under section 451(b) of the Code or other aspects of U.S. federal income or state and local taxation that may be relevant to a holder in light of such holder’s particular circumstances.

This discussion is based on laws, regulations, rulings and decisions now in effect, all of which may change. Any change could apply retroactively and could affect the continued validity of this discussion.

You should consult your tax adviser about the tax consequences of holding debt securities, including the relevance to your particular situation of the considerations discussed below, as well as the relevance to your particular situation of state, local or other tax laws.

Payments or Accruals of Interest

Payments or accruals of “qualified stated interest” (as defined below), but excluding any pre-issuance accrued interest, on a debt security will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts in accordance with your regular method of tax accounting. If you use the cash method of tax accounting and you receive payments of interest pursuant to the terms of a debt security in a currency other than U.S. dollars (a “foreign currency”), the amount of interest income you will realize will be the U.S. dollar value of the foreign currency payment based on the exchange rate in effect on the date you receive the payment, regardless of whether you convert the payment into U.S. dollars. If you are an accrual-basis U.S. holder, the amount of interest income you will realize will be based on:

•	the average exchange rate in effect during the interest accrual period; or

•	the average exchange rate for the partial period within the taxable year, in the case of an interest accrual period that spans two taxable years.

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Alternatively, if you are an accrual-basis U.S. holder, you may elect to translate all interest income on debt securities denominated in a foreign currency:

•	at the spot rate on the last day of the interest accrual period;

•	at the spot rate on the last day of the taxable year, in the case of an interest accrual period that spans more than one taxable year; or

•	at the spot rate on the date that you receive the interest payment if that date is within five Business Days of the end of the interest accrual period.

If you make an election to translate based on spot rates, you must apply it consistently to all debt instruments from year to year and cannot change it without the consent of the Internal Revenue Service (the “IRS”). If you use the accrual method of accounting for tax purposes, you will recognize foreign currency gain or loss on the receipt of a foreign currency interest payment if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on the debt security.

Special rules apply to debt securities that are denominated in more than one currency or in a hyperinflationary currency. Additional tax considerations relating to any such debt securities will be discussed in the applicable prospectus supplement.

Amounts attributable to pre-issuance accrued interest will generally not be includable in income, except to the extent of foreign currency gain or loss attributable to any changes in exchange rates during the period between the date the U.S. holder acquired the debt security and the first interest payment date.

Purchase, Sale and Retirement of Debt Securities

Initially, your tax basis in a debt security generally will equal the cost of the debt security to you (excluding pre-issuance accrued interest, if any). Your basis will increase by any amounts that you are required to include in income under the rules governing original issue discount and market discount, and will decrease by the amount of any amortized premium and any payments other than qualified stated interest made on the debt security. The rules for determining these amounts are discussed below.

If you purchase a debt security that is denominated in a foreign currency, the cost to you, and therefore generally your initial tax basis, will be the U.S. dollar value of the foreign currency purchase price on the date of purchase calculated at the exchange rate in effect on that date. If the foreign currency debt security is traded on an established securities market and you are a cash-basis taxpayer or an accrual-basis taxpayer that makes a special election, you will determine the U.S. dollar value of the cost of the debt security by translating the amount of the foreign currency that you paid for the debt security at the spot rate of exchange on the settlement date of your purchase. The amount of any subsequent adjustments to your tax basis in a debt security in respect of foreign currency-denominated original issue discount, market discount and premium will be determined in the manner described below. If you convert U.S. dollars into a foreign currency and then immediately use that foreign currency to purchase a debt security, you generally will not have any taxable gain or loss as a result of the conversion or purchase.

When you sell or exchange a debt security, or if a debt security that you hold is retired, you generally will recognize gain or loss equal to the difference between (a) the amount you realize on the transaction less any accrued qualified stated interest, which will be subject to tax in the manner described above under “—Payments or Accruals of Interest,” and (b) your tax basis in the debt security, determined as described above. If you sell or exchange a debt security for a foreign currency, or receive foreign currency on the retirement of a debt security, the amount you will realize for U.S. tax purposes generally will be the U.S. dollar value of the foreign currency that you receive calculated at the exchange rate in effect on the date the foreign currency debt security is disposed of or retired. If you dispose of a foreign currency debt security that is traded on an established securities market and you are a cash-basis U.S. holder or an accrual-basis holder that makes a special election, you will determine the U.S. dollar value of the amount realized by translating the amount at the spot rate of exchange on the settlement date of the sale, exchange or retirement.

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Pursuant to 17 C.F.R. Section 200.83

If you are an accrual-basis taxpayer and make the special election discussed in the preceding two paragraphs above in respect of the purchase and sale of foreign currency debt securities traded on an established securities market, you must apply this method consistently to all debt instruments traded on an established securities market from year to year and cannot change your election without the consent of the IRS.

Except as discussed below with respect to market discount, short-term debt securities (as defined below) and foreign currency gain or loss, the gain or loss that you recognize on the sale, exchange or retirement of a debt security generally will be capital gain or loss. The gain or loss on the sale, exchange or retirement of a debt security will be long-term capital gain or loss if you have held the debt security for more than one year on the date of disposition. Net long-term capital gain recognized by an individual U.S. holder generally is subject to tax at a lower rate than ordinary income or net short-term capital gain. The ability of U.S. holders to offset capital losses against ordinary income is limited.

Despite the foregoing, the gain or loss that you recognize on the sale, exchange or retirement of a foreign currency debt security generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held the debt security. This foreign currency gain or loss will not be treated as an adjustment to interest income that you receive on the debt security.

Original Issue Discount

A debt security that has a stated redemption price at maturity (as defined below) that exceeds its issue price (as defined below) by at least 0.25% of its stated redemption price at maturity multiplied by the number of full years from the issue date to the maturity date of the debt security is an “Original Issue Discount Debt Security.” Mexico will inform you in the applicable prospectus supplement whether a specific debt security constitutes an Original Issue Discount Debt Security. For Original Issue Discount Debt Securities, the difference between the issue price and the stated redemption price at maturity of the debt securities will be the “original issue discount.” The “issue price” of the debt securities will be the first price at which a substantial amount of the debt securities are sold to the public, i.e., excluding sales of debt securities to underwriters, placement agents, wholesalers, or similar persons. The “stated redemption price at maturity” will include all payments under the debt securities other than payments of qualified stated interest. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property (other than debt instruments issued by Mexico) at least annually during the entire term of a debt security at a single fixed interest rate or, subject to certain conditions, based on one or more interest indices.

If you invest in an Original Issue Discount Debt Security, you generally will be subject to the special tax accounting rules for original issue discount obligations provided by the Internal Revenue Code and certain U.S. Treasury regulations. You should be aware that, as described in greater detail below, if you invest in an Original Issue Discount Debt Security, you generally will be required to include original issue discount in ordinary gross income for U.S. federal income tax purposes as it accrues, although you may not yet have received the cash attributable to that income.

In general, and regardless of whether you use the cash or the accrual method of tax accounting, if you are the holder of an Original Issue Discount Debt Security with a maturity greater than one year, you will be required to include in ordinary gross income the sum of the “daily portions” of original issue discount on that debt security for all days during the taxable year that you own the debt security. The daily portions of original issue discount on an Original Issue Discount Debt Security are determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that period. Accrual periods may be any length and may vary in length over the term of an Original Issue Discount Debt Security, so long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs on the first or last day of an accrual period. If you are the initial holder of the debt security, the amount of original issue discount on an Original Issue Discount Debt Security allocable to each accrual period is determined by:

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1.

multiplying the “adjusted issue price” (as defined below) of the debt security at the beginning of the accrual period by a fraction, the numerator of which is the “annual yield to maturity” (as defined below) of the debt security and the denominator of which is the number of accrual periods in a year; and

2.	subtracting from that product the amount, if any, payable as qualified stated interest allocable to that accrual period.

The “adjusted issue price” of an Original Issue Discount Debt Security at the beginning of any accrual period will generally be the sum of (a) its original issue price, including any amounts representing pre-issuance accrued interest, and (b) the amount of original issue discount allocable to all prior accrual periods, reduced by the amount of all payments other than any qualified stated interest payments on the debt security in all prior accrual periods. All payments on an Original Issue Discount Debt Security, other than qualified stated interest, will generally be viewed first as payments of previously accrued original issue discount to the extent of the previously accrued discount, with payments considered made from the earliest accrual periods first, and then as a payment of principal.

The “annual yield to maturity” of a debt security is the discount rate, appropriately adjusted to reflect the length of accrual periods, that causes the present value on the issue date of all payments on the debt security to equal the issue price. As a result of this “constant-yield” method of including original issue discount income, the amounts you will be required to include in your gross income if you invest in an Original Issue Discount Debt Security denominated in U.S. dollars generally will be lesser in the early years and greater in the later years than amounts that would be includible on a straight-line basis.

You generally may make an irrevocable election to include in income your entire return on a debt security, i.e., the excess of all remaining payments to be received on the debt security, including payments of qualified stated interest, over the amount you paid for the debt security, under the constant-yield method described above. If you purchase debt securities at a premium or with market discount and if you make this election, you will also be deemed to have made the election to amortize premium or to accrue market discount currently on a constant-yield basis in respect of all other premium or market discount bonds that you hold. See “—Premium” and “—Market Discount” below.

In the case of an Original Issue Discount Debt Security that is also a foreign currency debt security, you should determine the U.S. dollar amount includible as original issue discount for each accrual period by (a) calculating the amount of original issue discount allocable to each accrual period in the foreign currency using the constant-yield method described above and (b) translating that foreign currency amount at the average exchange rate in effect during that accrual period (or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for each partial period). Alternatively, you may translate the foreign currency amount at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year, for an accrual period that spans two taxable years) or at the spot rate of exchange on the date of receipt, if that date is within five Business Days of the last day of the accrual period, provided that you have made the election described above under “—Payments or Accruals of Interest.” Because exchange rates may fluctuate, if you are the holder of an Original Issue Discount Debt Security that is also a foreign currency debt security, you may recognize a different amount of original issue discount income in each accrual period than would be the case if you were the holder of an otherwise similar Original Issue Discount Debt Security denominated in U.S. dollars. Upon the receipt of an amount attributable to original issue discount, whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the Original Issue Discount Debt Security, you will recognize ordinary income or loss measured by the difference between (a) the amount received, translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the Original Issue Discount Debt Security, as the case may be, and (b) the amount accrued, using the exchange rate applicable to the previous accrual.

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If you purchase an Original Issue Discount Debt Security outside of the initial offering at a cost less than its remaining redemption amount, i.e., the total of all future payments to be made on the debt security other than payments of qualified stated interest, or if you purchase an Original Issue Discount Debt Security in the initial offering at a price other than the debt security’s issue price, you generally will also be required to include in gross income the daily portions of original issue discount, calculated as described above. However, if you acquire an Original Issue Discount Debt Security at a price greater than its adjusted issue price, you will be entitled to reduce your periodic inclusions of original issue discount to reflect the premium paid over the adjusted issue price.

Floating rate debt securities generally will be treated as “variable rate debt instruments” under the Original Issue Discount Regulations. Accordingly, so long as the interest is unconditionally payable in cash or in property (other than debt instruments of Mexico), or will be constructively received, at least annually, the stated interest on a floating rate debt security generally will be treated as “qualified stated interest,” and such a debt security will not have original issue discount solely as a result of the fact that it provides for interest at a variable rate. In the case of an Original Issue Discount Debt Security that is a floating rate debt security, both the annual yield to maturity and the qualified stated interest will be determined for these purposes as though the debt security will bear interest in all periods at a fixed rate generally equal to the rate that would be applicable to interest payments on the debt security on its date of issue or, in the case of some floating rate debt securities, the rate that reflects the yield that is reasonably expected for the debt security. Additional rules may apply if interest on a floating rate debt security is based on more than one interest index.

If a floating rate debt security does not qualify as a “variable rate debt instrument,” the debt security will be subject to special rules that govern the tax treatment of debt obligations that provide for contingent payments. See “—Indexed Debt Securities and Other Debt Securities Providing for Contingent Payments” below. Mexico will provide a detailed description of the tax considerations relevant to U.S. holders of any such debt securities in the prospectus supplement.

Certain Original Issue Discount Debt Securities may be redeemed prior to maturity, either at the option of Mexico or at the option of the holder, or may have special redemption, repayment or interest rate reset features as indicated in the prospectus supplement. Original Issue Discount Debt Securities containing these features may be subject to rules that differ from the general rules discussed above. If you purchase Original Issue Discount Debt Securities with these features, you should carefully examine the prospectus supplement and consult your tax adviser about their treatment since the tax consequences with respect to such features, and especially with respect to original issue discount, will depend, in part, on the particular terms and features of the debt securities.

If a debt security provides for a scheduled accrual period that is longer than one year (for example, as a result of a long initial period on a debt security with interest that is generally paid on an annual basis), then stated interest on the debt security will not qualify as “qualified stated interest” under the applicable U.S. Treasury regulations. As a result, the debt security would be an Original Issue Discount Debt Security. In that event, among other things, cash-method U.S. holders will be required to accrue stated interest on the debt security under the rules for original issue discount described above, and all U.S. holders will be required to accrue original issue discount that would otherwise be de minimis original issue discount.

Short-Term Debt Securities

The rules described above will also generally apply to short-term debt securities, i.e., debt securities with maturities of one year or less, but with some modifications.

First, the original issue discount rules treat none of the interest on a short-term debt security as qualified stated interest, but treat all of such interest as original issue discount. Thus, all short-term debt securities will be Original Issue Discount Debt Securities. Except as noted below, if you are a cash-basis holder of a short-term debt security and you do not identify the short-term debt security as part of a hedging transaction you will generally not be required to accrue original issue discount currently, but you will be required to treat any gain realized on a sale, exchange or retirement of the debt security as ordinary income to the extent such gain does not exceed the original issue discount accrued with respect to the debt security during the period you held the debt security.

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You may not be allowed to deduct all of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a short-term debt security until the maturity date of the debt security or its earlier disposition in a taxable transaction. However, if you are a cash-basis U.S. holder of a short-term debt security, you may elect to accrue original issue discount on a current basis, in which case the limitation on the deductibility of interest described above will not apply. A U.S. holder using the accrual method of tax accounting and some cash method holders, including banks, securities dealers, regulated investment companies and certain trust funds, generally will be required to include original issue discount on a short-term debt security in gross income on a current basis. Original issue discount will be treated as accruing for these purposes on a ratable basis or, at the election of the holder, on a constant-yield basis based on daily compounding. Second, regardless of whether you are a cash-basis or accrual-basis holder, if you are the holder of a short-term debt security you may elect to accrue any “acquisition discount” with respect to the debt security on a current basis. Acquisition discount is the excess of the remaining redemption amount of the debt security at the time of acquisition over the purchase price. Acquisition discount will be treated as accruing ratably or, at the election of the holder, under a constant-yield method based on daily compounding. If you elect to accrue acquisition discount, the original issue discount rules will not apply.

Finally, the market discount rules described below will not apply to short-term debt securities.

Premium

If you purchase a debt security at a cost greater than the debt security’s remaining redemption amount, you will be considered to have purchased the debt security at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant-yield method, over the remaining term of the debt security. If you make this election, it generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the IRS. If you elect to amortize the premium, you will be required to reduce your tax basis in the debt security by the amount of the premium amortized during your holding period.

Original Issue Discount Debt Securities purchased at a premium will not be subject to the original issue discount rules described above. In the case of premium on a foreign currency debt security, you should calculate the amortization of the premium in the foreign currency. Premium amortization deductions attributable to a period reduce interest income in respect of that period, and therefore are translated into U.S. dollars at the rate that you use for interest payments in respect of that period. Exchange gain or loss will be realized with respect to amortized premium on a foreign currency debt security based on the difference between (a) the exchange rate computed on the date or dates the premium is amortized against interest payments on the debt security and (b) the exchange rate on the date the holder acquired the debt security. If you do not elect to amortize premium, the amount of premium will be included in your tax basis in the debt security. Therefore, if you do not elect to amortize premium and you hold the debt security to maturity, you generally will be required to treat the premium as capital loss when the debt security matures.

Market Discount

If you purchase a debt security at a price that is lower than the debt security’s remaining redemption amount or, in the case of an Original Issue Discount Debt Security, the debt security’s adjusted issue price, by 0.25% or more of the remaining redemption amount, multiplied by the number of remaining whole years to maturity, the debt security will be considered to bear “market discount” in your hands. In this case, any gain that you realize on the disposition of the debt security generally will be treated as ordinary interest income to the extent of the market discount that accrued on the debt security during your holding period. In addition, you may be required to defer the deduction of a portion of the interest paid on any indebtedness that you incurred or continued to purchase or carry the debt security. In general, market discount will be treated as accruing ratably over the term of the debt security, or, at your election, under a constant-yield method. You must accrue market discount on a foreign currency debt security in the specified currency. The amount that you will be required to include in income in respect of accrued market discount will be the U.S. dollar value of the accrued amount, generally calculated at the exchange rate in effect on the date that you dispose of the debt security.

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You may elect to include market discount in gross income currently as it accrues, on either a ratable or constant-yield basis, in lieu of treating a portion of any gain realized on a sale of the debt security as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If you do make such an election, it will apply to all market discount debt instruments that you acquire on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the IRS. Any accrued market discount on a foreign currency debt security that is currently includible in income will be translated into U.S. dollars at the average exchange rate for the accrual period or portion of the accrual period within the holder’s taxable year.

Indexed Debt Securities and Other Debt Securities Providing for Contingent Payments

Special rules govern the tax treatment of debt obligations that provide for contingent payments (“contingent debt obligations”). These rules generally require accrual of interest income on a constant-yield basis in respect of contingent debt obligations at a yield determined at the time of issuance of the obligation and may require adjustments to these accruals when any contingent payments are made. The applicable prospectus supplement will provide a detailed description of the tax considerations relevant to U.S. holders of any contingent debt obligations.

Information Reporting and Backup Withholding

The paying agent must file information returns with the IRS in connection with debt security payments made to certain United States persons. You will be a United States person if you are, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a domestic partnership, (iii) a domestic corporation, (iv) an estate the income of which is subject to U.S. federal income tax without regard to its source or (v) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. If you are a United States person, you generally will not be subject to backup withholding tax on such payments if you provide your taxpayer identification number to the paying agent. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the debt securities. If you are not a United States person, you may have to comply with certification procedures to establish that you are exempt from such information reporting and backup withholding tax requirements. The amount of any backup withholding from a payment to a U.S. or non-U.S. person will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

Reportable Transactions

A U.S. holder that participates in a “reportable transaction” will be required to disclose its participation to the IRS. The scope and application of these rules is not entirely clear. Under the relevant rules, if the debt securities are denominated in a foreign currency, a U.S. holder may be required to treat a foreign currency exchange loss from the debt securities as a reportable transaction if this loss meets or exceeds the relevant threshold in the regulations (U.S.$50,000 in a single taxable year, if the U.S. holder is an individual or trust, or higher amounts for other non-individual U.S. holders), and to disclose its investment by filing IRS Form 8886 with the IRS. A penalty in the amount of U.S.$10,000 in the case of a natural person and U.S.$50,000 in all other cases is generally imposed on any taxpayer that fails to timely file an information return with the IRS with respect to a transaction resulting in a loss that is treated as a reportable transaction. Prospective purchasers are urged to consult their tax advisors regarding the application of these rules.

Specified Foreign Financial Assets

Individual U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or U.S.$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which may include debt securities issued in certificated form) that are not held in accounts maintained by financial institutions.

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Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the debt securities, including the application of the rules to their particular circumstances.

European Union Taxation

The Proposed Financial Transaction Tax

On February 14, 2013, the European Commission published a proposal for a directive for a common financial transaction tax (the “FTT”) in Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain (the “Participating Member States”). Political consensus on a final directive for the FTT was not achieved. Additional EU Member States may decide to participate and/or certain of the Participating Member States (in addition to Estonia which meanwhile withdrew) may decide to withdraw.

Whether the FTT will ultimately be implemented and, if so, in what form, as well as the transactions that may be covered by it, is uncertain at this stage. If enacted, the FTT could apply to transactions involving the debt securities. The mechanism by which the FTT would be applied and collected is not yet known, but if the FTT or any similar tax is adopted, transactions in the debt securities could be subject to higher costs, and the liquidity of the market for the debt securities may be diminished.

Mexican Taxation

The following is a discussion of certain Mexican federal income tax considerations that may be relevant to holders of debt securities that are not residents of Mexico for tax purposes and do not hold the debt securities through a permanent establishment for tax purposes in Mexico. This discussion is not intended to constitute a complete analysis of the tax consequences under the Mexican federal income tax law of the purchase, ownership, disposition or other source of income of the debt securities by non-residents of Mexico nor to include any of the tax consequences that may be applicable to residents of Mexico that purchase, own or dispose of the debt securities.

Under Mexico’s Income Tax Law, payments of principal and interest on the debt securities that Mexico makes to you will be exempt from any Mexican withholding tax if you are a foreign holder, i.e.:

•	you are not a resident of Mexico or are not deemed a resident of Mexico for tax purposes; and

•	you hold the debt securities directly and not through a permanent establishment for tax purposes in Mexico to which such principal or interest payments are attributable.

You will not be subject to capital gains taxes in Mexico on the sale or transfer of the debt securities if you are a foreign holder and the sale or transfer is made to another foreign holder.

There are no Mexican stamp, registration or similar taxes payable by a foreign holder in connection with the purchase, ownership or disposition of the debt securities. A foreign holder will not be liable for Mexican estate, gift, inheritance or similar tax with respect to the debt securities.

Mexico has negotiated treaties to avoid or regulate double taxation with several countries. Certain of these treaties are currently in effect and others have been signed but have yet to enter into force. Mexico does not expect that these treaties will have an effect on the tax treatment of payments of principal or interest on the debt securities to, or sales or transfers of the debt securities by, foreign holders of the debt securities.

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PLAN OF DISTRIBUTION

Terms of Sale

Mexico will describe the terms of a particular offering of securities in the applicable prospectus supplement, including the following:

•	the name or names of any underwriters or agents;

•	the purchase price of the securities;

•	the proceeds to Mexico from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any agents’ commissions;

•	any initial public offering price of the securities;

•	any concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which such securities may be listed.

Mexico may agree to reimburse any underwriters and agents for certain expenses incurred in connection with the offering of the debt securities, and to indemnify any underwriters and agents against certain liabilities, including liabilities under the Securities Act. The underwriters and agents may also be entitled to contribution from Mexico for payments they make relating to these liabilities. Underwriters and agents may engage in transactions with or perform services for Mexico in the ordinary course of business.

Method of Sale

Mexico may sell the securities in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

If Mexico uses underwriters or dealers in a sale, they will acquire the securities for their own account and may resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Mexico may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly through underwriters. The obligations of the underwriters to purchase a particular offering of securities may be subject to conditions. The underwriters may change the initial public offering price or any concessions allowed or reallowed or paid to dealers.

Mexico may offer and sell the securities in transactions that are exempt from the registration requirements of the Securities Act pursuant to Regulation S thereunder, and this prospectus, and any applicable prospectus supplement, may be used in connection with such offers and sales.

Mexico may also sell the securities directly or through agents. Any agent will generally act on a reasonable best efforts basis for the period of its appointment.

Mexico may authorize underwriters, agents or dealers to solicit offers by certain institutions to purchase a particular offering of securities at the public offering price using delayed delivery contracts. These contracts provide for payment and delivery on a specified date in the future. The applicable prospectus supplement will describe the commission payable for solicitation and the terms and conditions of these contracts.

Mexico may offer the securities to holders of other securities of Mexico as consideration for Mexico’s purchase or exchange of the other securities. Mexico may conduct such an offer either (a) through a publicly announced tender or exchange offer for the other securities or (b) through privately negotiated transactions. This type of offer may be in addition to sales of the same securities using the methods discussed above.

The debt securities may not have an established trading market when issued. The underwriters and agents may make a market in the debt securities, but are not obligated to do so and may discontinue any market-making at any time without notice. Mexico cannot assure you that a secondary market will be established for any series of debt securities, or that any of them will be sold.

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In order to facilitate the offering of the debt securities, the underwriters and agents may engage in transactions that stabilize, maintain or affect the price of the debt securities. In particular, the underwriters and agents may:

•	over-allot in connection with the offering, i.e., offer and apportion more of the debt securities than the underwriters and agents have, creating a short position in the debt securities for their own accounts;

•	bid for and purchase debt securities in the open market to cover over-allotments or to stabilize the price of the debt securities; or

•	if the underwriters and agents repurchase previously-distributed debt securities, reclaim selling concessions which they gave to dealers when they sold the debt securities.

Any of these activities may stabilize or maintain the market price of the debt securities above independent market levels. The underwriters and agents are not required to engage in these activities, but, if they do, they may discontinue them at any time.

Selling Restrictions

Other than in the United States, neither Mexico nor the underwriters or agents has taken any action required to permit a public offering of any debt securities or distribution of this prospectus and any prospectus supplement in any jurisdiction where action for that purpose is required. Neither Mexico nor the underwriters or agents may offer or sell the debt securities or distribute or publish this prospectus, any accompanying prospectus supplement or any advertisement or other offering material in any jurisdiction, except in compliance with any applicable laws and regulations. The underwriters and agents will represent that all offers and sales by them will be made on the same terms. Each underwriter, agent and Mexico will, to the best of its knowledge and at its own expense, comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells or delivers debt securities or has in its possession or distributes this prospectus, any applicable prospectus supplement or any other offering material.

Mexico and any underwriter or agent may modify these selling restrictions following a change in any relevant law, regulation or directive. Selling restrictions may also be added to reflect the requirements of any particular currency. The prospectus supplement issued for each series of debt securities will set out applicable selling restrictions.

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OFFICIAL STATEMENTS

Mexico has included the information in this prospectus, including in the documents incorporated by reference, whose source is identified as a publication of Mexico or one of its agencies or instrumentalities in reliance on the authority of the publication as a public official document. All other information that Mexico has provided in this prospectus and in the related registration statement is included as a public official statement made on the authority of César David Vives Flores, Deputy Undersecretary for Public Credit and International Affairs of the Ministry of Finance and Public Credit of Mexico, or his successor, solely in his capacity as an official representative of the Government of Mexico, and not in his personal capacity.

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VALIDITY OF THE SECURITIES

The following persons, whose addresses will appear on the inside back cover of the applicable prospectus supplement, will give opinions regarding the validity of the securities:

For Mexico:

•	as to all matters of Mexican law, the Fiscal Attorney of the Federation or the Deputy Federal Fiscal Attorney for Financial Affairs of Mexico or the Credit Legal Procedures Coordinator of the Ministry of Finance and Public Credit; and

•	as to all matters of U.S. law, Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel to Mexico.

For the underwriters, if any:

•	as to all matters of U.S. law, any U.S. counsel to the underwriters named in the applicable prospectus supplement; and

•	as to all matters of Mexican law, any Mexican counsel to the underwriters named in the applicable prospectus supplement.

Certain statements with respect to matters of Mexican law in this prospectus have been passed upon by the Deputy Federal Fiscal Attorney for Financial Affairs of Mexico, and are made upon the authority of such person.

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AUTHORIZED REPRESENTATIVE

The Authorized Representative of Mexico in the United States is Donald J. Puglisi, Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement that Mexico filed with the U.S. Securities and Exchange Commission using a shelf registration process. This prospectus does not contain all of the information provided in the registration statement. For further information, you should refer to the registration statement.

Mexico files annual reports and other information with the SEC relating to the securities. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. You may also read and copy these documents at the SEC’s public reference room in Washington, D.C.:

100 F Street, N.E.

Washington, D.C. 20002

Please call the SEC at 1-800-SEC-0330 for further information. In addition, any filings we make electronically with the SEC will be available to the public over the Internet at the SEC’s website at: www.sec.gov.

The SEC allows Mexico to incorporate by reference some information that Mexico files with the SEC. Incorporated documents are considered part of this prospectus. Mexico can disclose important information to you by referring you to those documents. Information that Mexico later files with the SEC will update and supersede this incorporated information. The following documents are incorporated by reference in this prospectus and any accompanying prospectus supplement:

•	Mexico’s Annual Report on Form 18-K for the year ended December 31, 2025 (the “Annual Report”), as filed with the SEC on June 22, 2026, SEC file number 333-03610;

•	Amendment No. 1 to the Annual Report on Form 18-K/A, as filed with the SEC on June 29, 2026; and

•	each subsequent Annual Report on Form 18-K and any amendment on Form 18-K/A filed on or after the date of this prospectus and before all of the securities are sold.

Any person receiving a copy of this prospectus may obtain, without charge and upon request, a copy of any of the above documents, including any exhibits that are incorporated by reference in them. Requests for such documents should be directed to:

Secretaría de Hacienda y Crédito Público

Unidad de Crédito Público y Asuntos Internacionales de Hacienda

Insurgentes Sur 1971

Torre III, Piso 7

Colonia Guadalupe Inn

México, Ciudad de México 01020

Telephone: +52-55-3688-1411

As long as any of the securities remain outstanding and are listed on the Luxembourg Stock Exchange and admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange, you may also obtain, free of charge, copies of Mexico’s Annual Report on Form 18-K, each Amendment to the Annual Report on Form 18-K/A incorporated by reference herein, this prospectus and any prospectus supplement at the office of the Luxembourg listing agent for the securities.

38

Confidential Treatment Requested by United Mexican States,

Pursuant to 17 C.F.R. Section 200.83

As long as any of the securities remain outstanding and are listed on the Luxembourg Stock Exchange, if there is a material change to the terms and conditions of the securities or in the economic affairs of Mexico that is not reflected in any of the documents relating to the securities, Mexico will amend the applicable prospectus supplement relating to the securities or incorporate new or updated documents in the manner discussed above.

39

Confidential Treatment Requested by United Mexican States,

Pursuant to 17 C.F.R. Section 200.83

PART II

(Items (11), (13) and (14) of Schedule B of the Securities Act of 1933)

EXPENSES

The following are the estimated expenses of the issuance and distribution of the securities being registered:

Registration fee	U.S.$	2,762,000.00
Printer expenses		*
Legal fees and expenses		*

Total	U.S.$	*

*	Expenses are presently not known and cannot be estimated.

AGREEMENT TO PROVIDE LEGAL OPINIONS

Mexico hereby agrees to furnish copies of the opinion or opinions of the Fiscal Attorney of the Federation of Mexico or the Deputy Federal Fiscal Attorney of the Federation for Financial Affairs of Mexico in connection with any issue of debt securities and/or warrants under this registration statement in post-effective amendments to this registration statement or in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement.

II-1

Confidential Treatment Requested by United Mexican States,

Pursuant to 17 C.F.R. Section 200.83

UNDERTAKINGS

Mexico hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

provided, however, that Mexico shall not be required to file a post-effective amendment otherwise required by clause (i) or clause (ii) above if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement.

(b) That, for purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by Mexico pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(e) That, for purposes of determining any liability under the Securities Act of 1933, each filing of Mexico’s annual report on Form 18-K or amendments thereto under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-2

Confidential Treatment Requested by United Mexican States,

Pursuant to 17 C.F.R. Section 200.83

CONTENTS

This registration statement comprises:

•	The facing sheet.

•	An explanatory note.

•	The cross reference sheet.

•	Part I consisting of the prospectus.

•	Part II consisting of pages numbered II-1 through II-6.

•	The following exhibits:

A.	Form of Terms Agreement and Underwriting Terms

B.

Fiscal Agency Agreement, dated as of September 1, 1992, between the United Mexican States and Citibank, N.A., and Amendment No. 1 thereto, dated as of November 28, 1995 (filed as an exhibit to registration statement no. 333-99518 and incorporated by reference herein) (P)

C.

Amendment No. 2 to Fiscal Agency Agreement, dated as of March 3, 2003 (filed as an exhibit to Amendment No. 5 to the United Mexican States Annual Report on Form 18-K for its Fiscal Year ended December 31, 2001 and incorporated by reference herein)

D.

Form of Authorization Certificate, pursuant to Section 1(b) of the Fiscal Agency Agreement, including certain forms of Medium-Term Notes (filed as an exhibit to registration statement no. 333-151501 and incorporated by reference herein)

E.

Amended and Restated Indenture, dated as of June 1, 2015, between the United Mexican States and Deutsche Bank Trust Company Americas (filed as an exhibit to registration statement no. 333-204638 and incorporated by reference herein)

F.

First Supplemental Indenture, dated as of January 24, 2022, between the United Mexican States and Deutsche Bank Trust Company Americas (filed as an exhibit to registration statement no. 333-262317 and incorporated by reference herein)

G.	Form of Warrant Agreement (to be filed by post-effective amendment or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement)

H.	Form of Warrant (to be filed by post-effective amendment or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement)

I.

Exchange Rate Agency Agreement (filed as an exhibit to Amendment No. 3 to the United Mexican States Annual Report on Form 18-K for its Fiscal Year ended December 31, 2014 and incorporated by reference herein)

J.

Calculation Agency Agreement (filed as an exhibit to Amendment No. 3 to the United Mexican States Annual Report on Form 18-K for its Fiscal Year ended December 31, 2014 and incorporated by reference herein)

K.	Opinion of the Deputy Federal Fiscal Attorney for Financial Affairs of the Ministry of Finance and Public Credit of the United Mexican States

L.	Opinion of Cleary Gottlieb Steen & Hamilton LLP

M.	Consent of César David Vives Flores, Deputy Undersecretary for Public Credit and International Affairs of the Ministry of Finance and Public Credit of the United Mexican States (included on page II-4)

N.	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit L)

(P) Paper filing

II-3

Confidential Treatment Requested by United Mexican States,

Pursuant to 17 C.F.R. Section 200.83

SIGNATURE PAGE

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, the United Mexican States, has duly caused this registration statement or amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico on the [●] day of [●], 2026.*

By:
César David Vives Flores
Deputy Undersecretary for Public Credit and International Affairs of the Ministry of Finance and Public Credit of the United Mexican States

*

The undersigned hereby consents to the use of his name in connection with the information specified in this registration statement or amendment to registration statement under the caption “Official Statements” in the prospectus contained herein.

II-4

Confidential Treatment Requested by United Mexican States,

Pursuant to 17 C.F.R. Section 200.83

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of the Registrant, has signed this registration statement or amendment to registration statement in the City of Newark, Delaware, on the [●] day of [●], 2026.

By:
Donald J. Puglisi
Authorized Representative

II-5

Confidential Treatment Requested by United Mexican States,

Pursuant to 17 C.F.R. Section 200.83

INDEX TO EXHIBITS

Exhibits

A.	Form of Terms Agreement and Underwriting Terms

B.

Fiscal Agency Agreement, dated as of September 1, 1992, between the United Mexican States and Citibank, N.A., and Amendment No. 1 thereto, dated as of November 28, 1995 (filed as an exhibit to registration statement no. 333-99518 and incorporated by reference herein) (P)

C.

Amendment No. 2 to Fiscal Agency Agreement, dated as of March 3, 2003 (filed as an exhibit to Amendment No. 5 to the United Mexican States Annual Report on Form 18 K for its Fiscal Year ended December 31, 2001 and incorporated by reference herein)

D.

Form of Authorization Certificate, pursuant to Section 1(b) of the Fiscal Agency Agreement, including certain forms of Medium-Term Notes (filed as an exhibit to registration statement no. 333-151501 and incorporated by reference herein)

E.

Amended and Restated Indenture, dated as of June 1, 2015, between the United Mexican States and Deutsche Bank Trust Company Americas (filed as an exhibit to registration statement no. 333-204638 and incorporated by reference herein)

F.

First Supplemental Indenture, dated as of January 24, 2022, between the United Mexican States and Deutsche Bank Trust Company Americas (filed as an exhibit to registration statement no. 333-262317 and incorporated by reference herein)

G.	Form of Warrant Agreement (to be filed by post-effective amendment or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement)

H.	Form of Warrant (to be filed by post-effective amendment or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement)

I.

Exchange Rate Agency Agreement (filed as an exhibit to Amendment No. 3 to the United Mexican States Annual Report on Form 18-K for its Fiscal Year ended December 31, 2014 and incorporated by reference herein)

J.

Calculation Agency Agreement (filed as an exhibit to Amendment No. 3 to the United Mexican States Annual Report on Form 18-K for its Fiscal Year ended December 31, 2014 and incorporated by reference herein)

K.	Opinion of the Deputy Federal Fiscal Attorney for Financial Affairs of the Ministry of Finance and Public Credit of the United Mexican States

L.	Opinion of Cleary Gottlieb Steen & Hamilton LLP

M.	Consent of César David Vives Flores, Deputy Undersecretary for Public Credit and International Affairs of the Ministry of Finance and Public Credit of the United Mexican States (included on page II-4)

N.	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit L)

(P) Paper filing

II-6

EXHIBIT A

[FORM OF TERMS AGREEMENT]

UNITED MEXICAN STATES

[TITLE OF ISSUE]

[DATE]

Secretaría de Hacienda y Crédito Público

Unidad de Crédito Público y Asuntos Internacionales de Hacienda

Insurgentes Sur 1971

Torre III, Piso 7

Colonia Guadalupe Inn

Álvaro Obregón

01020 Ciudad de México

México

Subject in all respects to the terms and conditions contained in the Underwriting Terms (as defined below), the undersigned (the “Underwriters”) [jointly and severally/severally and not jointly] agree to purchase, and the United Mexican States (“Mexico”) agrees to sell, [the principal amount set forth in Annex I hereto of/[AMOUNT] principal amount of]1 [TITLE OF ISSUE] (the “Notes”) of Mexico, having the terms set forth in the Prospectus Supplement dated the date hereof specified in Annex [I/II] (the “Prospectus Supplement”), at the Purchase Price set forth in the Prospectus Supplement and described herein under “Payment” below. For purposes of this Terms Agreement (as defined below), “Underwriting Terms” means the Underwriting Terms, dated [September] 2026 and attached hereto as [Schedule A] and incorporated by reference as an exhibit to Mexico’s Registration Statement under Schedule B of the Securities Act of 1933 (No[s]. [REGISTRATION STATEMENT NUMBER(S)]) (the “Registration Statement”), and incorporated by reference herein as if fully set forth herein, as modified by the terms and conditions of this Terms Agreement (this “Terms Agreement”), and all references to “Debt Securities” in the Underwriting Terms shall be references to the Notes. In the event of any conflict between the Underwriting Terms and this Terms Agreement, this Terms Agreement shall govern. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Prospectus Supplement and the Underwriting Terms:

Closing Date and Time:

Names and Addresses of the Underwriters:

[1]	Include if Underwriters’ obligations are several and not joint.

Payment:	The Underwriters will pay or cause to be paid to Mexico the Purchase Price for the Notes (being the aggregate amount payable for the applicable Notes calculated at the Issue Price, plus accrued interest on the Notes, if any, from the date specified for such Notes in the Issuer Free Writing Prospectus specified in Exhibit A to this Terms Agreement, less the discount for the Notes specified in the Issuer Free Writing Prospectus specified in Exhibit A to this Terms Agreement). Such payment shall be made in [CURRENCY] in immediately available funds to an account designated by Mexico.

Place of Delivery of the Notes:	The closing shall be held at the New York office of Cleary Gottlieb Steen & Hamilton LLP.

Period during which additional debt securities may not be sold pursuant to Section 5(l) of the Underwriting Terms:	[None.]

[Stabilization:	[In connection with the offering of the Notes, the Underwriters (or any person acting on behalf of the Underwriters) may over-allot Notes or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail, but in doing so the Underwriters shall act as principal and not as agent of Mexico. However, stabilization may not necessarily occur. Any stabilization action may begin on or after the date on which adequate public disclosure of the terms of the offer of the Notes is made and, if begun, may cease at any time, but it must end no later than the earlier of 30 days after the issue date of the Notes and 60 days after the date of the allotment of the Notes. Any stabilization action or over-allotment shall be conducted by the Underwriters (or person(s) acting on behalf of the Underwriters) in accordance with all applicable laws and rules. As between Mexico and the Underwriters, any loss resulting from stabilization shall be borne, and any profit arising therefrom shall be retained, by the Underwriters.]

Expenses:	Notwithstanding Section 5(k) of the Underwriting Terms, the Underwriters have agreed to pay certain of Mexico’s expenses as set forth in a letter to be dated the date hereof and signed by Mexico and the Underwriters.

Time of Sale:	[TIME OF SALE]

Additional Provisions:	[Include any additional representations, warranties, conditions precedent, undertakings or other provisions as agreed between Mexico and the Underwriters, including any additional provisions imposed by applicable regulatory requirements applicable to the offering of the Notes.]

This Terms Agreement supersedes all prior agreements and understandings (whether written or oral) between Mexico and the Underwriters, or any of them, with respect to the subject matter hereof.

THIS TERMS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK, UNITED STATES OF AMERICA, EXCEPT THAT ALL MATTERS GOVERNING AUTHORIZATION AND EXECUTION OF THIS TERMS AGREEMENT BY MEXICO SHALL BE GOVERNED BY THE LAW OF MEXICO.

This Terms Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Terms Agreement as of the day and year first above written.

[UNDERWRITER]

By:
Name:
Title:

Accepted:

UNITED MEXICAN STATES

By:
Name:
Title:

[Signature Page to the Terms Agreement]

[Annex I]1

Underwriter	Principal Amount of Notes to be Purchased
[UNDERWRITER]	[U.S.$	][___________]
[UNDERWRITER]		[___________]
[UNDERWRITER]		[___________]

Total:	[U.S.$	][___________]]

[1]	Include if Underwriters’ obligations are several and not joint.

Annex II

Prospectus Supplement, dated [DATE]

Exhibit A

Issuer Free Writing Prospectuses

Exhibit B

Term Sheet

Filed pursuant to Rule 433

Registration Statement No[s]. [•]

[DATE]

United Mexican States

Final Terms and Conditions

[•]% Notes due [•]

Issuer:	United Mexican States

Transaction:	[•]% Notes due [•] (the “Notes”)

Issue Currency:	[•]

Issue Size:	[•]

Ratings:	[•]/[•]/[•] (Moody’s/Standard & Poor’s/Fitch)*

Maturity Date:	[•]

Pricing Date:	[•]

Settlement Date:	[•] (T+[•])

Coupon:	[•]%

Coupon Payment Frequency:	[•]

Issue Price:	[•]%, plus accrued interest, if any, from [•]

[Re-offer Spread over Interpolated Mid Swap:	[•] bps]

[Reference Interpolated Mid Swap Rate:	[•]%]

[Reference Mid
Swap Rate:	[•]% ([•]-year) [•]% ([•]-year)]

Reference Benchmark:	[•]% due [•]

Reference Benchmark Price [and Yield]:	[[•];[•]%]

Re-offer Spread over Benchmark:	[•] bps

Yield to Maturity:	[•]%

Interest Payment Dates:	[[•] and [•] of each year, commencing on [•]]

Optional Redemption:

[Prior to [DATE] ([•] month[s] prior to their maturity date) (the “Notes Par Call Date”), Mexico may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus [•] basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Notes Par Call Date, Mexico may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” for this purpose means, with respect to any redemption date, the yield determined by Mexico as described under “Description of the Notes—Optional Redemption – Notes” in the Prospectus Supplement.]

Gross Proceeds:	[•]

Ranking:	Senior Unsecured

Governing Law:	State of New York

Registration:	SEC Registered

Authorized	[U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof]
Denominations:

Day Count:	[30/360]

Business Day Convention:	If any payment date falls on a day that is not a Business Day, Mexico will make the payment on the next Business Day. Mexico will treat these payments as if they were made on the due date, and no additional interest will accrue as a result of this delay.

Business Days:	[New York]

Underwriting Discount:	[•]%

Listing/Trading:	[Application will be made to the Euro MTF Market of the Luxembourg Stock Exchange (the “Euro MTF”). The Euro MTF is not a regulated market for the purposes of Directive 2014/65/EU or Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended.]

ISIN:	[•]

CUSIP:	[•]

Joint Book-Running Managers /Allocation:	[•]

[Stabilization	FCA/ICMA]

Prohibition of Sales to EEA Retail Investors	Applicable

Prohibition of Sales to UK Retail Investors	Applicable

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

A prospectus dated [•] accompanies this free writing prospectus and is available from the Securities and Exchange Commission’s website at: [•].

A preliminary prospectus supplement, subject to completion, dated [•], for the Notes, is available from the Securities and Exchange Commission’s website at: [•].

Mexico’s annual report on Form 18-K for the fiscal year ended December 31, [•] is available from the SEC’s website at: [•].

[Amendment No. [•] to the Annual Report on Form 18-K/A as filed with the SEC on [•] is available on the SEC’s website using the following link:[•].]

The issuer has filed a registration statement (including the prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling [•] toll free at +[•].

[Manufacturer target market for the securities (MIFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels).]1

No EU PRIIPs KID or UK disclosure document: No EU PRIIPs key information document (KID) or UK disclosure document required by the FCA Product Disclosure Sourcebook have been prepared as not available to retail in the EEA or the UK.

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

[1]	Include if there are EEA / UK underwriters who consider themselves manufacturers for MiFID II / UK MiFIR product approval purposes.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

SCHEDULE A TO THE

TERMS AGREEMENT

UNITED MEXICAN STATES

UNDERWRITING TERMS

DATED [•] 2026

The United Mexican States (“Mexico”) proposes to issue and sell from time to time certain of its unsecured debt securities (the “Debt Securities”) that may be registered under the Registration Statement, as defined in Section 1(p) hereof. Each series of the Debt Securities issued on the date hereof (each, a “Series”), will be constituted under an amended and restated indenture, dated as of June 1, 2015, as amended by the first supplemental indenture, dated as of January 24, 2022, and as further amended from time to time after the date hereof (the “Indenture”), between Mexico and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), and an authorization delivered to the Trustee pursuant to Section 2.1(c) of the Indenture and applicable to such Series (each, an “Authorization” and, collectively, “Authorizations”). Unless otherwise specifically provided for and set forth in a Prospectus Supplement (as defined below), the Debt Securities denominated and payable in U.S. dollars will be issued in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof. The authorized denominations of Debt Securities denominated in currencies (including composite currencies) other than U.S. dollars will be set forth in an applicable Prospectus Supplement. The Debt Securities may be issued in registered, book-entry or certificated form. The Debt Securities of each Series will have the interest rates, maturities and, if applicable, other terms set forth in the applicable Prospectus Supplement. The Debt Securities of each Series will be issued, and the terms thereof established, in accordance with the Indenture, the Authorization and the Terms Agreement (as defined in Section 2(a)). For the purposes of these underwriting terms (the “Underwriting Terms”), the term “Underwriter” shall refer to each underwriter that has agreed to severally purchase the Debt Securities and has executed the accompanying Terms Agreement with Mexico in respect of the sale and purchase of the Debt Securities, and for whom one or more representatives (the “Representatives”) will act as representatives. In acting under this Agreement, each Underwriter is acting individually and not jointly, unless otherwise specified in the Terms Agreement.

All references herein to “this Agreement” shall refer to the Terms Agreement, including these Underwriting Terms as incorporated therein.

All references in this Agreement to principal, premium and interest in respect of the Debt Securities shall, unless the context otherwise requires, be deemed to include all additional amounts, if any, payable in respect thereof as a result of any withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by Mexico or any political subdivision or any taxing authority in Mexico as set forth in the Debt Securities.

1. Representations and Warranties. Mexico represents and warrants to, and agrees with, each Underwriter as set forth below in this Section 1. Certain terms used in this Section 1 are defined in paragraph (p) hereof.

(a) Mexico meets the requirements for use of Schedule B under the Securities Act of 1933, as amended (the “Act”), is a seasoned foreign government within the meaning of Commission Release No. 33-6424 and has filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on such Schedule, including a Base Prospectus, which has become effective for the registration under the Act for debt securities or warrants, including the Debt Securities. Such Registration Statement meets the requirements set forth in Commission Release No. 33-6424 and complies in all other material respects with such Release. Mexico has included in such Registration Statement, or has filed or will file with the Commission pursuant to the applicable paragraph of Rule 424(b) under the Act, a Base Prospectus, including the plan of distribution of the Debt Securities. In connection with the sale of the Debt Securities in the United States, Mexico proposes to file with the Commission pursuant to the applicable paragraph of Rule 424(b) under the Act further supplements to the Base Prospectus (each, a “Prospectus Supplement”) specifying the principal amount, interest rates, maturity dates, any updates or amendments to the plan of distribution relating to the Debt Securities and, if appropriate, other terms of such Debt Securities sold pursuant hereto or the offering thereof.

(b) As of the Execution Date, on the Effective Date, when any supplement to the Prospectus is filed with the Commission and at the date of delivery by Mexico of the Debt Securities sold under this Agreement (the “Closing Date”), (i) the Registration Statement, and the Prospectus, as supplemented as of any such time, will comply in all material respects with the applicable requirements of the Act and the rules thereunder; (ii) all documents incorporated by reference into the Registration Statement, the Base Prospectus, the Pricing Prospectus or the Prospectus as filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) will comply in all material respects with the applicable requirements of the Exchange Act and the rules thereunder; (iii) the Registration Statement did not or will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; and (iv) the Prospectus, as supplemented as of any such time, and the Time of Sale Information (as defined in Section 1(p)), will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and each Issuer Free Writing Prospectus listed in Exhibit A to the Terms Agreement did not or will not conflict with the information contained in the Registration Statement, the Pricing Prospectus or the Prospectus; provided, however, that Mexico makes no representations or warranties as to the information contained in or omitted from the Registration Statement, the Pricing Prospectus or the Prospectus in reliance upon and in conformity with information furnished in writing to Mexico by or on behalf of any Underwriter through the Representatives specifically for inclusion in the Registration Statement, the Pricing Prospectus or the Prospectus.

(c) Subsequent to the respective dates as of which information is given in the Registration Statement, the Prospectus and the Time of Sale Information, except as set forth in or contemplated by the Registration Statement, the Prospectus and the Time of Sale Information and as of the Execution Date of this Agreement, there has not been any material adverse change in or affecting the financial, economic, political or other condition of Mexico.

(d) All necessary action by or on behalf of Mexico has been taken or will have been taken prior to the Closing Date, and prior to such date any necessary approvals or consents required under the laws of Mexico will have been duly obtained, and on such date will be in full force and effect, for the authorization, execution and delivery of this Agreement, the Indenture and each Authorization, for the issuance of Debt Securities under the Indenture and sale of Debt Securities by Mexico under this Agreement, including, without limitation, a Decree of the President of Mexico and the confirmation of authority (the “Confirmation of Authority”) issued by the Minister of Finance and Public Credit.

(e) The Debt Securities have been duly authorized and, when executed and authenticated in accordance with the Indenture and delivered against payment therefor in accordance with this Agreement, will be entitled to the benefits of the Indenture and will constitute valid and legally binding, direct, general, unconditional and unsubordinated Public External Indebtedness of Mexico (as defined below) for which the full faith and credit of Mexico is pledged. The Debt Securities and the Indenture will conform to the descriptions thereof in the Prospectus. “External Indebtedness” shall mean any Indebtedness that is a payment obligation or contingent liability payable in any currency other than the currency of Mexico (other than any such Indebtedness that is originally issued or incurred within Mexico). For this purpose, settlement of original issuance by delivery of Indebtedness (or the instruments evidencing such Indebtedness) within Mexico shall be deemed to be original issuance within Mexico. “Indebtedness” shall mean any payment obligation, including any contingent liability, of any person arising from bonds, debentures, notes or other securities. “Public External Indebtedness” shall mean any Public Indebtedness that is a payment obligation or contingent liability payable in any currency other than the currency of Mexico (other than any such Public Indebtedness that is originally issued or incurred within Mexico). For this purpose, settlement of original issuance by delivery of Public Indebtedness (or the instruments evidencing such Public Indebtedness) within Mexico shall be deemed to be original issuance within Mexico. “Public Indebtedness” shall mean any payment obligation, including any contingent liability, of any person arising from bonds, debentures, Debt Securities or other securities that (A) are, or were intended at the time of issuance to be, quoted, listed or traded on any securities exchange or other securities market (including, without limiting the generality of the foregoing, securities eligible for resale pursuant to Rule 144A under the Act (or any successor law or regulation of similar effect)) and (B) have an original maturity of more than one year or are combined with a commitment so that the original maturity of one year or less may be extended at the option of Mexico to a period in excess of one year.

(f) Other than as set forth in the Prospectus and the Time of Sale Information, there are no legal or governmental proceedings pending to which Mexico is a party or of which any of its properties is the subject which, if determined adversely to Mexico, would individually or in the aggregate have a material adverse effect on Mexico’s ability to perform its obligations under the Debt Securities, this Agreement, the Indenture and each Authorization; and, to the best of Mexico’s knowledge, no such proceedings have been threatened.

(g) Mexico is not in default in the payment of principal, interest or any other amounts owing on any obligation in respect of Indebtedness for money borrowed and Mexico has not received any notice of default (other than with respect to any failure to deliver periodically economic or financial information pursuant to agreements relating to Mexico’s Indebtedness) or acceleration with respect to any obligation in respect of Indebtedness for money borrowed; and the issuance and sale of the Debt Securities and the compliance by Mexico with all of the provisions of the Debt Securities, the Indenture, the Authorizations and this Agreement and the consummation of the transactions herein and therein contemplated will not conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, any treaty, convention, material agreement or material instrument to which Mexico is a party or by which it is bound and will not result in the creation or imposition of any mortgage, lien, charge or encumbrance of any nature whatsoever upon any of the revenues or assets of Mexico under any such agreement or instrument and will not infringe any law or regulation of Mexico.

(h) (i) There is no tax, levy, deduction, charge or withholding imposed by Mexico or any political subdivision thereof either (A) on or by virtue of the execution, delivery or enforcement of this Agreement, the Indenture or the Authorizations or (B) on any payment to be made by Mexico under this Agreement or any payment of principal, premium, interest or additional amounts, if any, under any Debt Security, provided that such Debt Security is held by an individual or corporation that is not a resident of Mexico for tax purposes directly and not through a permanent establishment thereof for tax purposes in Mexico.

(ii) No stamp, registration or similar taxes or duties are payable by or on behalf of any Underwriter to Mexico or any political subdivision or taxing authority thereof or therein in connection with (A) the purchase by the Underwriters of Debt Securities or (B) the sale by any Underwriter of Debt Securities.

(i) The issuance of Debt Securities by Mexico under this Agreement and under the Indenture and the Authorizations complies with, and is within the limits set forth in, Mexico’s Federal Revenue Law in effect as of the Execution Date.

(j) The use by Mexico of the proceeds of any issue of Debt Securities would not impair Mexico’s obligations thereunder.

(k) Mexico has not made any offer relating to the Debt Securities that would constitute a “free writing prospectus” as defined in Rule 405 under the Act, other than any such free writing prospectus relating to a specific offering of Debt Securities.

(l) At the earliest time after the filing of the Registration Statement (or the most recent post-effective amendment thereto), that Mexico or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Securities Act), and as of the Execution Date, Mexico was not and is not an “ineligible issuer” (as defined in Rule 405 under the Act), without taking into account any determination by the Commission pursuant to Rule 405 that it is not necessary that Mexico be considered an “ineligible issuer.”

(m) Exhibit A to the Terms Agreement is a complete list of any Issuer Free Writing Prospectuses relating to the Debt Securities for which Mexico has received the consent of the Representatives.

(n) Mexico has complied with the requirements of Rule 433 under the Act applicable to any Issuer Free Writing Prospectus, including timely filing thereof with the Commission or retention where required and legending.

(o) Mexico will not, directly or indirectly, use the proceeds of any sale of the Debt Securities, or lend, contribute or otherwise make available such proceeds to any entity or person, (i) to fund any activities of or business with any person that, at the time of such funding, is the subject of any sanctions administered or enforced by the U.S. Government, including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department, the U.S. Department of Commerce, the U.S. Department of State, the United Nations Security Council, the European Union, or His Majesty’s Treasury (collectively, “Sanctions”), or is in a country or territory that, at the time of such funding, is the subject of Sanctions broadly restricting or prohibiting dealings with such country or territory (presently, the Crimea Region of Ukraine, the Kherson and Zaporizhzhia oblasts in Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Cuba, Iran and North Korea) or (ii) in any other manner, in each case as would result in a violation by any person (including any person participating in a sale or offering of the Debt Securities, whether as agent, purchaser, underwriter, advisor, investor or otherwise) of Sanctions. The undertakings made in this Section 1(o) shall not apply if such undertaking would result in a breach of: (x) any applicable provision of Council Regulation EC No. 2271/96, as amended from time to time or any applicable implementing legislation; or (y) any applicable provision of Council Regulation EC No. 2271/96 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended).

(p) The terms which follow, when used in this Agreement, shall have the meanings indicated. “Effective Date” shall mean each date that the Registration Statement and any post-effective amendment or amendments thereto became or become effective and each date after the date hereof on which a document incorporated by reference in the Registration Statement is filed. “Execution Date” shall mean the date that the Terms Agreement is executed and delivered by the parties hereto. “Base Prospectus” shall mean the base prospectus relating to the securities contained in the Registration Statement, as amended from time to time. “Issuer Free Writing Prospectus” shall mean an “issuer free writing prospectus” as defined in Rule 433 under the Act relating to the Debt Securities. “Pricing Prospectus” shall mean the Base Prospectus, as amended and supplemented by a preliminary Prospectus Supplement for the Debt Securities. “Prospectus” shall mean the Base Prospectus and the final Prospectus Supplement for the Debt Securities, as filed with the Commission pursuant to Rule 424(b)(2). “Registration Statement” shall have the meaning given such term in the Terms Agreement. “Time of Sale” shall mean, with respect to the Debt Securities, the date and time set forth in the Terms Agreement relating to the Debt Securities. “Time of Sale Information” shall mean, with respect to the Debt Securities, the Pricing Prospectus for the Debt Securities, considered together with each Issuer Free Writing Prospectus listed in Exhibit A to the Terms Agreement related to the Debt Securities, as of the Time of Sale. Any reference herein to the Registration Statement, the Base Prospectus, the Pricing Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein, as filed under the Exchange Act; and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectus, the Pricing Prospectus or the Prospectus shall be deemed to refer to and include the filing of any document under the Exchange Act after the Effective Date of the Registration Statement or the issue date of the Base Prospectus, the Pricing Prospectus or the Prospectus, as the case may be, deemed to be incorporated therein by reference. All references herein to “dollars,” “U.S.$” or “$” shall be to dollars of the United States of America.

2. Purchase and Sale of Debt Securities. (a) The obligations of each Underwriter to purchase Debt Securities will be evidenced by an agreement or exchange of other written communications to which these Underwriting Terms are attached (the “Terms Agreement”) (which shall be in writing and signed by an official holding the position specified in the Confirmation of Authority) at the time Mexico determines to sell the Debt Securities. Unless the context otherwise requires, each reference contained herein to the “Terms Agreement” shall be deemed to include these Underwriting Terms, and express mention of the Terms Agreement in any provisions hereof shall not be construed as excluding the Terms Agreement in those provisions hereof where such express mention is not made. The Terms Agreement describes the Debt Securities to be purchased by each Underwriter and specifies the aggregate principal amount of such Debt Securities, the price to be paid to Mexico for such Debt Securities, the maturity date of such Debt Securities, the rate at which interest will be paid on such Debt Securities, the dates on which interest will be paid on such Debt Securities and the record date with respect to each such payment of interest, the Closing Date for the purchase of such Debt Securities, the place of delivery of the Debt Securities and payment therefor, the method of payment and any additional requirements for the delivery of opinions of counsel, certificates from Mexico or its officers as described in Sections 6(b), 6(c), 6(d), 6(e), 6(f) and 6(g) hereof. The Terms Agreement may also specify the period of time referred to in Section 5(l) hereof. Each Underwriter’s commitment to purchase the Debt Securities shall be deemed to have been made on the basis of the representations and warranties of Mexico contained in this Agreement, and shall be subject to the terms and conditions set forth in this Agreement.

(b) Subject to the terms and conditions and in reliance upon the representations and warranties set forth in the Terms Agreement, Mexico hereby agrees to sell to the several Underwriters, and each Underwriter agrees, severally and not jointly, to purchase from Mexico the respective principal amounts of Debt Securities set forth opposite the name of such Underwriter in Annex I to the Terms Agreement at the Purchase Price set forth in Annex II to the Terms Agreement on the Closing Date.

3. Delivery and Payment. Delivery of the certificates for Debt Securities sold pursuant to this Agreement to the Representatives for the respective accounts of the several Underwriters shall be made not later than the Closing Date agreed to in the Terms Agreement, against payment by the several Underwriters through the Representatives of immediately available funds (or such other consideration as is agreed between Mexico and the Representatives) to the account specified by Mexico in the net amount due to Mexico for such Debt Securities.

4. Public Offering. (a) It is understood that the several Underwriters may offer the Debt Securities for sale to the public as set forth in the Prospectus Supplement.

(b) In addition to the provisions of paragraph (a) of this Section 4, each Underwriter through the Representatives severally represents to and agrees with Mexico that it has not offered, sold or delivered and it will not offer, sell or deliver, directly or indirectly, any of the Debt Securities or distribute any Registration Statement, the Base Prospectus or any Prospectus Supplement or any other material relating to the offering of the Debt Securities, in or from any jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with the applicable laws and regulations thereof (including, without limitation, any registration requirements, prospectus delivery or approval requirements or antifraud provisions) and which will not impose any obligations on Mexico except as contained in this Agreement. Without limiting the generality of the foregoing, each Underwriter through the Representatives severally represents and agrees that it has not offered, sold or delivered and it will not offer, sell or deliver, directly or indirectly, any of the Debt Securities in or from any jurisdiction except in accordance with the selling restrictions contained in the Base Prospectus and any selling restrictions contained in the applicable Prospectus Supplement or any other material relating to the offering of the Debt Securities.

(c) Without prejudice to the provisions of Section 1(b) above and except for registration under the Act and compliance with the rules and regulations thereunder and the qualification of the Debt Securities for offer and sale under the laws of such jurisdictions as Mexico and the Representatives may agree pursuant to Section 5(h), Mexico shall not have any responsibility for, and each Underwriter through the Representatives severally agrees with Mexico that each such Underwriter and its respective affiliates will obtain, any consent, approval or authorization required by them for the purchase, offer, sale or delivery by them of any of the Debt Securities under the laws and regulations in force in any jurisdiction to which they are subject or in or from which they make such purchase, offer, sale or delivery of any of the Debt Securities.

(d) Each Underwriter through the Representatives severally represents, warrants and agrees that it has not made and will not make any offer relating to the Debt Securities that constitutes or would constitute an Issuer Free Writing Prospectus or that otherwise constitutes or would constitute a “free writing prospectus” (as defined in Rule 405 under the Act) or a portion thereof required to be filed by Mexico with the Commission, other than one or more term sheets relating to the Debt Securities containing customary information and conveyed to purchasers of the Debt Securities or otherwise approved prior to the use thereof by Mexico and the Representatives, or retained by Mexico under Rule 433 under the Act.

(e) In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(f) In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

“BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

“Covered Entity” means any of the following:

(i)	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii)	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii)	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

5. Covenants. Mexico agrees with each Underwriter that:

(a) Prior to the termination of the offering of the Debt Securities, Mexico will advise the Representatives promptly of any proposal to amend or supplement the Registration Statement, the Prospectus or the Time of Sale Information (except for a supplement relating to an offering of securities other than debt securities issued under the Registration Statement or the Base Prospectus), and will not effect such amendment or supplementation without the consent of the Representatives, which consent may not be unreasonably withheld. Subject to the foregoing sentence, in connection with an issue of Debt Securities being offered in the United States or being resold into the United States within the period during which a prospectus is required to be delivered with respect to Debt Securities, Mexico will cause each supplement to the Prospectus to be filed with the Commission pursuant to the applicable paragraph of Rule 424(b) within the time period prescribed. Mexico will promptly advise the Representatives (i) when, prior to termination of any offering of Debt Securities, the Registration Statement, Prospectus, or the Time of Sale Information, and any amendment or supplement thereto (except as provided in this Section 5(a)), shall have been filed with the Commission pursuant to Rule 424(b) or become effective, (ii) of any request by the Commission for any amendment of the Registration Statement or supplement to the Prospectus or for any additional information, (iii) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the institution or threatening of any proceeding for that purpose and (iv) of the receipt by Mexico of any notification with respect to the suspension of the qualification of the Debt Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose. Mexico will use its best efforts to prevent the issuance of any such stop order and, if issued, to obtain as soon as possible the withdrawal thereof.

(b) If, at any time when a prospectus relating to the Debt Securities (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) is required to be delivered under the Act, any event occurs as a result of which the Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if for any other reason it shall be necessary to amend the Registration Statement or supplement the Time of Sale Information or the Prospectus to comply with the Act or the Exchange Act or the respective rules thereunder, Mexico promptly will (i) notify the Representatives, (ii) prepare and file with the Commission, subject to the first sentence of paragraph (a) of this Section 5, an amendment or supplement which will correct such statement or omission or effect such compliance and (iii) supply any supplemented Prospectuses and Time of Sale Information to the Representatives in such quantities as the Representatives may reasonably request; provided, however, that in the event that any Underwriter is required to deliver a prospectus relating to the Debt Securities at any time nine months or more after the Closing Date, such Underwriter shall reimburse Mexico for its reasonable and documented out-of-pocket expenses (including legal fees and disbursements of its counsel) in connection with the preparation and filing of such amendment or supplement and the furnishing to the Representatives of such supplemented Prospectuses.

(c) Mexico will not make any offer relating to the Debt Securities that would constitute a “free writing prospectus” as defined in Rule 405 under the Act without the Representatives’ prior written consent.

(d) Mexico will comply with the requirements of Rule 433 under the Act applicable to any Issuer Free Writing Prospectus, including timely filing thereof with the Commission or retention where required and legending.

(e) Mexico agrees that if at any time following issuance of an Issuer Free Writing Prospectus in respect of the Debt Securities any event occurs as a result of which such Issuer Free Writing Prospectus (i) would conflict with the information in the Registration Statement, the Pricing Prospectus or the Prospectus or (ii) when taken together with the Prospectus would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, Mexico will give the Representatives, or cause the Representatives to be given, prompt notice thereof, and if the Representatives so request, will cause to be prepared and furnished without charge to each Underwriter an Issuer Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, that this covenant shall not apply to any statements or omissions in an Issuer Free Writing Prospectus made in reliance upon and in conformity with information furnished in writing to Mexico by or on behalf of any Underwriter through the Representatives expressly for use therein.

(f) Mexico will make generally available to its security holders in the United States and to the Representatives as soon as practicable, a statement of Mexico’s revenues and expenditures for the first full fiscal year commencing after the date hereof which will satisfy the provisions of Section 11(a) of the Act and Rule 158 under the Act.

(g) Mexico will cause to be furnished to each Underwriter and its counsel, without charge, copies of the Registration Statement (including exhibits and all amendments thereto) and, so long as delivery of a prospectus may be required by the Act, as many copies of the Prospectus, any supplement thereto and any Issuer Free Writing Prospectus relating to the Debt Securities as each Underwriter may reasonably request.

(h) Mexico will arrange for the qualification of the Debt Securities for sale under the laws of such jurisdictions of the United States and Canada as the Representatives may designate and such other jurisdictions as Mexico and the Representatives shall agree upon and will maintain such qualifications in effect so long as required for the distribution of the Debt Securities; provided, however, that in connection therewith Mexico shall not be required to take any action that would subject it to general or unlimited service of process in any jurisdiction where it is not at the date hereof subject.

(i) So long as any of the Debt Securities are outstanding, Mexico will obtain and maintain in full force and effect all governmental approvals which may be necessary under the laws of Mexico for the performance of Mexico’s obligations under such Debt Securities or for the validity or enforceability thereof or hereof and duly take all necessary and appropriate governmental and administrative action in Mexico in order to permit all payments to be made under such Debt Securities in accordance with their terms including, without limitation, causing that payments made pursuant to such Debt Securities be included in Mexico’s Annual Federal Budget.

(j) Mexico will notify the Comisión Nacional Bancaria y de Valores (the “National Banking and Securities Commission”), only for informational purposes, of the offering of the Debt Securities, in accordance with the Mexican Securities Market Law.

(k) Unless otherwise specified in the Terms Agreement, Mexico shall pay all expenses incident to the performance of its obligations under this Agreement, whether or not any sale of the Debt Securities is consummated, including the fees and disbursements of its counsel, the cost of printing or other production and delivery of the Registration Statement, the Prospectus, all amendments thereof and supplements thereto, the cost of preparing, printing, packaging and delivering the Debt Securities, the fees and disbursements, other than the fees and disbursements of each Underwriter’s counsel, incurred in compliance with Section 5(h), the fees and disbursements of the Trustee, the fees of any agency that rates the Debt Securities and the filing fees incident to any required review by the Financial Industry Regulatory Authority, Inc. of the terms of the sale of the Debt Securities.

(l) During the period, if any, specified in the Terms Agreement, Mexico shall not, without the prior consent of the Representatives, offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce the offering of, any debt securities constituting External Indebtedness of Mexico (other than any External Indebtedness with an original maturity of one year or less, the Debt Securities being sold pursuant to this Agreement and any other debt securities described in such Terms Agreement).

(m) The issuance of the Debt Securities under this Agreement and under the Indenture will comply with and will be within the limits set forth in Mexico’s Federal Revenue Law for the applicable year.

(n) Unless otherwise set forth in the Prospectus Supplement, Mexico further agrees with each Underwriter that it will apply to have the Debt Securities admitted for trading on the Euro MTF Market, the alternative market of the Luxembourg Stock Exchange, and will use its reasonable best efforts to furnish to such Exchange all documents, information and undertakings that may be reasonably necessary in order to effect such listing.

(o) In respect of any Debt Securities which must be redeemed before the first anniversary of the date of their issue, Mexico will issue such Debt Securities only if the Debt Securities can be issued without contravention of Section 19 of the Financial Services and Markets Act 2000.

6. Conditions to the Obligations of the Underwriters. The obligations of each Underwriter to purchase the Debt Securities will be subject to the accuracy of the representations and warranties on the part of Mexico contained in this Agreement as of the Execution Date and as of the Closing Date for the Debt Securities, to the performance and observance by Mexico of all its covenants and agreements contained in this Agreement and to the following additional conditions precedent:

(a) No stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been instituted or threatened;

(b) Mexico shall have furnished to the Representatives an opinion, in form and substance reasonably satisfactory to the Representatives, of the Federal Fiscal Attorney of the Federation, the Deputy Federal Fiscal Attorney of the Federation for Financial Affairs of Mexico or the Credit Legal Procedures Coordinator of the Ministry of Finance and Public Credit, dated as of the Closing Date, to the effect that:

 (i) pursuant to Mexico’s Constitution and other Mexican laws and regulations, and in particular to Article 4, fraction I, and Article 5, fractions I, II and III of the Federal Law of Public Debt, Mexico has full power and authority to execute and deliver the Authorization, and to perform and comply with the terms and provisions of this Agreement, the Indenture and the Authorization; this Agreement, the Indenture and the Authorization have been duly authorized, executed and delivered by Mexico and, assuming that each of this Agreement, the Indenture and the Authorization constitutes a valid and legally binding agreement under New York law, each of this Agreement, the Indenture and the Authorization constitutes a valid and legally binding agreement, enforceable in accordance with its respective terms, subject to laws of general applicability relating to or affecting creditors’ rights;

 (ii) pursuant to Mexico’s Constitution and other Mexican laws and regulations, and in particular to Article 5 of the Federal Law of Public Debt, Mexico has full power and authority to enter into, perform and comply with the terms and provisions of the Debt Securities; the Debt Securities have been duly authorized in accordance with the laws of Mexico; when executed, issued and delivered in accordance with the laws of Mexico, authenticated in accordance with the provisions of the Indenture and delivered against payment therefor in accordance with this Agreement, the Debt Securities will constitute valid, legally binding, direct, general and unconditional Public External Indebtedness of Mexico enforceable in accordance with their terms and entitled to the benefits of the Indenture and the Authorization; such obligations shall not in any way be legally affected or impaired as a result of any use to be made by Mexico of the proceeds received by it from the sale of the Debt Securities; and the Debt Securities rank and will rank without any preference among themselves and equally with all other unsubordinated Public External Indebtedness of Mexico, it being understood that this provision will not be construed so as to require Mexico to make payments under the Debt Securities ratably with payments being made under any other Public External Indebtedness;

 (iii) neither the execution and delivery of this Agreement, the Indenture, the Authorization or the Debt Securities, nor the consummation of the transactions therein or herein contemplated nor compliance with the terms and provisions thereof or hereof, including performance of each of the obligations contained therein or herein (A) will conflict with, violate or result in a breach of the Political Constitution of Mexico or any law, rule or regulation of or applicable to Mexico (including without limitation the Federal Revenue Law for the applicable Fiscal Year, in particular, Article 2, or any other reference to the authorization given to the Executive Branch, through the Ministry of Finance and Public Credit, to contract loans and issue securities in foreign markets to finance the Federal Budget for the applicable Fiscal Year as well as for the purpose of exchanging or refinancing Mexico’s External Indebtedness, and all other provisions included in such law (and, in the case of this Agreement, the Federal Revenue Law for the year of the Closing Date)), (B) will conflict with or result in a breach of any of the terms, conditions or provisions of any treaty, convention, material agreement or material instrument to which Mexico is a party or by which Mexico is bound or constitute a default thereunder or (C) will result in the creation or imposition of any mortgage, lien, charge or encumbrance of any nature whatsoever upon any of the revenues or assets of Mexico under any such agreement or instrument;

 (iv) the Registration Statement and the Prospectus and their filing with the Commission have been duly authorized by Mexico, and the Registration Statement has been duly executed by and on behalf of Mexico; the information in the Registration Statement and the Prospectus stated on the authority of public officials of Mexico has been stated in their official capacities thereunto duly authorized by Mexico; and all statements with respect to or involving matters of Mexican law set forth in the Registration Statement and the Prospectus are true and correct in all material respects;

 (v) all authorizations, approvals and consents (which shall be specified in such opinion and certified copies of which shall be furnished to the United States counsel to the Underwriters and the Mexican counsel to the Underwriters) from and registrations with all governmental authorities in Mexico that are necessary for the execution and delivery of this Agreement, the Indenture, and the Authorization, and for the execution, issuance, sale and delivery of the Debt Securities under this Agreement and the performance by Mexico of the covenants contained in this Agreement, the Indenture, the Authorization and the Debt Securities have been obtained and are in full force and effect; once the Debt Securities are issued, a notice is required to be delivered by Mexico to the National Banking and Securities Commission; provided, however, that the failure to give such notice shall not affect Mexico’s obligations under the Debt Securities; all necessary action by Mexico in connection with the Debt Securities has been duly taken, including the issuance of a Decree of the President of Mexico;

 (vi) under the laws of Mexico, specifically in accordance with Articles 3 and 4 of the Federal Code of Civil Procedures of Mexico and Article 9 of the Código Nacional de Procedimientos Civiles y Familiares (“National Code of Civil and Family Procedures of Mexico”), neither Mexico nor any of its properties has, with respect to any action, claim or proceeding arising out of or based upon this Agreement, the Indenture or the Authorization regarding the execution, issuance, sale and delivery of the Debt Securities, any immunity from jurisdiction of any court or from set-off or any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise), except that under Article 4 of the Federal Code of Civil Procedures of Mexico and Article 9 of the National Code of Civil and Family Procedures of Mexico, attachment prior to judgment or attachment in aid of execution may not be ordered by Mexican courts against property of Mexico;

 (vii) the choice of New York law in this Agreement, the Indenture (including the Authorization pursuant thereto) and the Debt Securities is a valid choice of law and, accordingly, would be recognized and applied by the courts of Mexico if this Agreement, the Indenture, the Authorization or the Debt Securities or any claim made thereunder is brought before any such court (provided that in any proceedings in Mexico for the enforcement of this Agreement, the Indenture, the Authorization or the Debt Securities, a Mexican court would apply Mexican procedural law); the irrevocable submission of Mexico pursuant to Section 15 hereof and Section 9.7 of the Indenture to the jurisdiction of any state or federal court sitting in The Borough of Manhattan, The City of New York, in respect of any action by any Underwriter, or by any persons controlling such Underwriter, arising out of or based upon this Agreement or any action brought by any of the holders of the Debt Securities or the Trustee arising out of or based on the Indenture or the Debt Securities, as the case may be, and the waiver by Mexico of any objection to the venue of any such proceeding in any such court are legal, valid and binding according to Article 566 of the Federal Code of Civil Procedures of Mexico; the waiver by Mexico pursuant to Section 15 hereof and Section 9.7 of the Indenture of any immunity to jurisdiction or sovereign immunity to which it may otherwise be entitled (excluding, in respect of actions brought against Mexico, attachment prior to judgment or attachment in aid of execution, as set forth in Article 4 of the Federal Code of Civil Procedures of Mexico and Article 9 of the National Code of Civil and Family Procedures of Mexico) with respect to any action, claim or proceeding arising out of or based upon this Agreement, the Indenture or the Debt Securities, as the case may be, or to any right to which it may be entitled, based upon place of residence or domicile, is legal, valid and binding; the appointment of Mexico’s Consul General in The City of New York as agent to receive service of process on behalf of Mexico for the purposes described in Section 15 hereof and Section 9.7 of the Indenture is legal, valid and binding; service of process effected in the manner set forth in Section 15 hereof and Section 9.7 of the Indenture, assuming its validity under New York law, will be effective, to confer valid personal jurisdiction over Mexico;

 (viii) in accordance with article 104 of the Constitution of Mexico, any action against Mexico arising out of or based on the Debt Securities, or arising out of or based on this Agreement, may be instituted by the holders of the Debt Securities or by the Underwriters, as the case may be, in any competent court in Mexico; any judgment obtained in a New York state or federal court sitting in The Borough of Manhattan, The City of New York, arising out of or in relation to the obligations of Mexico under this Agreement or the Debt Securities, as the case may be, would be enforceable, subject to the limitations described in clause (vi) above, against Mexico in the courts of Mexico pursuant to Articles 569 and 571 of the Federal Code of Civil Procedures of Mexico and Article 1347A of the Commerce Code, which provide, inter alia, that any judgment rendered outside Mexico may be enforced by Mexican courts, provided that:

(A) such judgment is obtained in compliance with the legal requirements of the jurisdiction of the court rendering such judgment and in compliance with all legal requirements of this Agreement or the Debt Securities, as the case may be;

(B) such judgment is strictly for the payment of a certain sum of money, provided that, under the Mexican Monetary Law, payments which should be made in Mexico in foreign currency, whether by agreement or upon a judgment of a Mexican court, may be discharged in Mexican currency at a rate of exchange for such currency prevailing at the time of payment;

(C) service of process was made personally on Mexico or on the appropriate process agent;

(D) such judgment does not contravene Mexican public policy or laws;

(E) the applicable procedure under the laws of Mexico with respect to the enforcement of foreign judgments (including the issuance of a letter rogatory by the competent authority of such jurisdiction requesting enforcement of such judgment and the certification of such judgment as authentic by the corresponding authorities of such jurisdiction in accordance with the laws thereof), is complied with;

(F) such judgment is final in the jurisdiction where obtained;

(G) the action in respect of which such judgment is rendered is not the subject matter of a lawsuit among the same parties pending before a Mexican court; and

(H) the courts of such jurisdiction recognize the principles of reciprocity in connection with the enforcement of foreign judgments in such jurisdiction;

(ix) to ensure the legality, validity, enforceability or admissibility in evidence of this Agreement, the Indenture (including the Authorization pursuant thereto) or the Debt Securities, it is not necessary that this Agreement, the Indenture (including the Authorization pursuant thereto) or the Debt Securities or any other document be filed, registered or recorded with, or executed or notarized before, any court or other authority in Mexico, or that any registration charge or stamp or similar tax be paid on or in respect of this Agreement, the Indenture, the Authorization or the Debt Securities, or any other document, provided that, in the event any legal proceedings are brought in any court of Mexico, a Spanish translation of the documents required in such proceedings prepared by a court-appointed translator would have to be approved by such court after the defendant had been given an opportunity for a hearing as to the accuracy of such translation, and proceedings would thereafter be based upon such translation;

(x) pursuant to article 5, fraction II, second paragraph, of the Federal Law of Public Debt and article 166, twentieth paragraph, subsection (a) of the Income Tax Law, payments of principal, premium or interest in respect of the Debt Securities will be exempt from any withholding tax, provided that such Debt Security is directly held by an individual or corporation who is not a resident of Mexico for tax purposes and that such Debt Security is not held through a permanent establishment for tax purposes in Mexico to which such principal, premium or interest payments are attributable, and the Debt Security is not payable in Mexico; Mexico does not impose any stamp, registration or similar taxes payable by a foreign holder in connection with the purchase, ownership or disposition of the Debt Securities; there is no stamp, income, registration, withholding or similar taxes imposed by Mexico or any political subdivision thereof by cause of the delivery, execution or enforcement of this Agreement, the Indenture, the Authorization or the Debt Securities.

(xi) this Agreement, the Indenture, the Authorization and the Debt Securities are in proper legal form under the laws of Mexico for the enforcement thereof against Mexico under the laws of Mexico, provided that, in the event any legal proceeding is brought in any court of Mexico, a Spanish translation of the documents required in such proceedings prepared by a court-appointed translator would have to be approved by such court after the defendant had been given an opportunity for a hearing as to the accuracy of such translation, and proceedings would thereafter be based upon such translation; and

(xii) the information contained in the Base Prospectus under the caption “Taxation—Mexican Taxation” fairly summarizes the provisions of Mexican tax law therein described.

In rendering such opinion, such counsel may rely, without independent investigation on its part, as to all matters governed by United States Federal and New York law upon the opinion or opinions referred to under subsection (c) below;

(c) The Representatives shall have received from Cleary Gottlieb Steen & Hamilton LLP, United States counsel to Mexico, such opinion or opinions, dated the Closing Date in form and substance reasonably satisfactory to the Representatives, to the effect that:

(i) this Agreement has been duly executed and delivered by Mexico under the law of the State of New York;

(ii) the Indenture has been duly executed and delivered by Mexico and, assuming due authorization, execution and delivery of the Indenture by the Trustee, constitutes valid, binding and enforceable obligations of Mexico, (A) subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general principles of equity and (B) subject to possible judicial action giving effect to foreign governmental actions or foreign laws affecting creditors’ rights;

(iii) assuming due authorization, execution and delivery by Mexico of the Authorization setting forth the specific terms of the Debt Securities, and of the Debt Securities against payment therefor, and assuming due authentication, execution and delivery of the Debt Securities by the Trustee, the Debt Securities will be the valid, binding and enforceable obligations of Mexico, entitled to the benefits of the Indenture, (A) subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general principles of equity and (B) subject to possible judicial action giving effect to foreign governmental actions or foreign laws affecting creditors’ rights;

(iv) the issuance and sale of the Debt Securities by Mexico pursuant to this Agreement and the performance by Mexico of its obligations in this Agreement, the Indenture and the Debt Securities do not require any consent, approval, authorization, registration or qualification of or with any governmental authority of the United States or the State of New York that in such counsel’s experience is normally applicable in relation to transactions of the type contemplated by this Agreement, the Indenture, any Authorization and the Debt Securities, except such as have been obtained or effected under the Act and such consents, approvals, authorizations, registrations or qualifications as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of the Debt Securities under this Agreement (but we express no opinion relating to any state securities or Blue Sky laws);

(v) the issuance and sale of the Securities to the Underwriters pursuant to this Agreement do not, and the performance by Mexico of its obligations in this Agreement, the Indenture and the Debt Securities will not, result in a violation of any United States federal or New York State law that in such counsel’s experience normally would be applicable with respect to such issuance, sale or performance (but we express no opinion relating to any United States federal securities laws or state securities or Blue Sky laws);

(vi) under the laws of the State of New York relating to submission to jurisdiction, Mexico has pursuant to Section 15 hereof validly and irrevocably submitted to the jurisdiction of any state or federal court located in The Borough of Manhattan, The City of New York, in any action arising out of or based upon this Agreement, has to the fullest extent permitted by applicable law validly and irrevocably waived any objection to the venue of any such action in any such court, and has validly and irrevocably appointed its Consul General in The City of New York as its authorized agent for the purpose described in Section 15 hereof; service of process effected in the manner set forth in

A16

Section 15 hereof will be effective to confer valid personal jurisdiction over Mexico in any such action; and the waiver by Mexico pursuant to Section 15 hereof of any immunity to jurisdiction to which it may otherwise be entitled (including sovereign immunity and immunity from pre-judgment attachment, post-judgment attachment and execution) is valid and binding under New York and federal law, subject to the limitations imposed by the United States Foreign Sovereign Immunities Act of 1976;

(vii) the statements set forth under the heading “Description of the Securities—Debt Securities” in the Prospectus, as amended and supplemented by the statements set forth in the preliminary and final Prospectus Supplement and the documents listed in Schedule I of such opinion, insofar as such statements purport to summarize certain provisions of the Debt Securities and the Indenture, provide a fair summary of such provisions; and

(viii) the description of U.S. Federal tax consequences set forth under the caption “Taxation—United States Federal Taxation” in the Base Prospectus, insofar as such description purports to summarize federal laws of the United States referred to thereunder, constitutes a fair summary of the principal U.S. Federal tax consequences of an investment in the Debt Securities.

In rendering such opinion, such counsel may state that (x) they have assumed that any documents referred to in their opinion and executed by Mexico have been duly authorized, executed and delivered pursuant to Mexican law; and (y) they have assumed that Mexico and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to Mexico regarding matters of the federal law of the United States of America or the law of the State of New York that in such counsel’s experience are normally applicable with respect to such agreement or obligation). In addition, such counsel shall have furnished to the Representatives a letter, dated the Closing Date, to the effect that:

(i) the Registration Statement, at the time it became effective, and the Prospectus (except the financial data included therein, the statistical data (including the mining and petroleum reserve and production data) included in the sourcebook, and Exhibit C to Mexico’s annual report on Form 18-K for the applicable fiscal year (the “18-K”), as to which such counsel need express no view), as of the Time of Sale and the Closing Date, appeared on their face to be appropriately responsive in all material respects to the requirements of the Act and the rules and regulations thereunder;

(ii) no information has come to such counsel’s attention that causes such counsel to believe that the Registration Statement (except the financial data included therein, the statistical data (including the mining and petroleum reserve and production data) included in the sourcebook, and Exhibit C to the 18-K, as to which such counsel need express no view), at the time it became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

(iii) no information has come to such counsel’s attention that causes such counsel to believe that the Time of Sale Information (as of the Time of Sale) or the Prospectus (except the financial data included therein, the statistical data (including the mining and petroleum reserve and production data) included in the sourcebook, and Exhibit C to the 18-K, as to which such counsel need express no view), as of the Time of Sale and the Closing Date, contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and

(iv) the Registration Statement is effective under the Act and, to the best of such counsel’s knowledge, no stop order with respect thereto has been issued, or proceeding for that purpose has been instituted or threatened, by the Commission.

Such counsel may state that in connection with the foregoing statements it expresses no view as to the information included in the Base Prospectus under the caption “Plan of Distribution.” Such counsel may also state that they are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement or the Prospectus (except to the extent expressly set forth in subsection (vii) or (viii) above) and that such counsel makes no representation that such counsel has independently verified the accuracy, completeness and fairness of such statements (except as aforesaid);

(d) The Representatives shall have received from Ritch, Mueller y Nicolau, S.C., Mexican counsel to the Underwriters, an opinion, dated the Closing Date, in form and substance reasonably satisfactory to the Representatives. In rendering such opinion, such Mexican counsel to the Underwriters may rely, without independent investigation on its part, as to all matters governed by United States Federal and New York law upon the opinion of the United States counsel to the Underwriters described in subsection (e) of this Section 6;

(e) The Representatives shall have received from Sullivan & Cromwell LLP, United States counsel to the Underwriters, such opinion or opinions, dated the Closing Date, with respect to the issuance and sale of the Debt Securities, the Indenture, the Registration Statement, the Prospectus (together with any supplement thereto) and other related matters as the Representatives may reasonably require, and Mexico shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters. In rendering such opinion, such United States counsel to the Underwriters may rely, without independent investigation on its part, as to matters governed by Mexican law upon the opinion of the Federal Fiscal Attorney of the Federation, the Deputy Federal Fiscal Attorney of the Federation for Financial Affairs of Mexico or the Credit Legal Procedures Coordinator of the Ministry of Finance and Public Credit described in subsection (b) of this Section 6 and the opinion of the Mexican counsel to the Underwriters described in subsection (d) of this Section 6;

(f) Mexico shall have furnished to the Representatives a certificate, signed by an official named in the Confirmation of Authority, dated the Closing Date, to the effect that the signer of such certificate has carefully examined the Registration Statement, the Prospectus, any supplement to the Prospectus and this Agreement and that:

(i) the representations and warranties of Mexico in this Agreement are true and correct in all material respects on and as of such date with the same effect as if made on such date;

(ii) Mexico has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied as a condition to the obligation of the Underwriters to purchase the Debt Securities;

(iii) no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or, to the best of Mexico’s knowledge, threatened; and

(iv) since the respective dates as of which information is given in the Prospectus as amended or supplemented there has been no material adverse change in or affecting the financial, economic, political or other condition of Mexico except as set forth in or contemplated by the Registration Statement and the Prospectus.

(g) An official named in the Confirmation of Authority shall have furnished to the Representatives a certificate, dated the Closing Date, to the effect that as of its effective date, the Registration Statement and any further amendment thereto made by Mexico prior to the Closing Date did not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not misleading and that, as of their respective dates, the Time of Sale Information, the Prospectus and any further amendment or supplement thereto made by Mexico prior to the Closing Date did not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and that, as of the Closing Date, neither the Registration Statement nor the Prospectus or any further amendment or supplement thereto made by Mexico prior to the Closing Date contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the foregoing certification shall not apply to any statements in or omissions from the Registration Statement, the Time of Sale Information or the Prospectus or any amendment or supplement thereto made in reliance upon and in conformity with information furnished to Mexico in writing by or on behalf of the Underwriters through the Representatives expressly for use in the Registration Statement or the Prospectus or any amendment or supplement thereto; and

(h) Prior to the Closing Date, Mexico shall have furnished to the Representatives such further information, certificates and documents as the Representatives may reasonably request and the opinions and certificates mentioned above or elsewhere in this Agreement shall be in all material respects reasonably satisfactory in form and substance to the Representatives and counsel for the Underwriters.

The documents required to be delivered by this Section 6 shall be delivered at the office of the United States counsel to Mexico, Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York 10006.

If any of the conditions specified in this Section 6 shall not have been fulfilled in all material respects when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement and required to be delivered to the Representatives pursuant to the terms thereof (other than any such opinions or certificates delivered to and accepted by the Representatives prior to the Execution Date of this Agreement) shall not be in all material respects reasonably satisfactory in form and substance to the Representatives and counsel for the Underwriters, this Agreement and all obligations of the Underwriters hereunder and with respect to the Debt Securities subject thereto may be cancelled at, or at any time prior to, the respective Closing Date by the Representatives. Notice of such cancellation shall be given to Mexico in writing or by telephone confirmed in writing.

7. Indemnification and Contribution. (a) Mexico agrees to indemnify and hold harmless each Underwriter, the directors, officers, employees and agents of each Underwriter and each person who controls any Underwriter within the meaning of either the Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which any such Underwriter, director, officer, employee, agent, or person who controls any such Underwriter may become subject under the Act, the Exchange Act or other Federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the Prospectus, the Time of Sale Information (or any part thereof) or any Issuer Free Writing Prospectus or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each such indemnified party for any legal or other expenses, as incurred, reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that Mexico will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to Mexico by or on behalf of any Underwriter through the Representatives specifically for inclusion therein.

Mexico further agrees to indemnify and hold harmless each Underwriter against any requirement under the laws of Mexico to pay any stamp or similar taxes in connection with any issuance of the Debt Securities to such Underwriter by Mexico.

(b) Each Underwriter severally and not jointly agrees to indemnify and hold harmless Mexico and each of its officials, including its authorized representative in the United States, who signs the Registration Statement to the same extent as the foregoing indemnity from Mexico to each Underwriter, but only with reference to written information relating to such Underwriter furnished to Mexico by or on behalf of such Underwriter through the Representatives specifically for inclusion in the documents referred to in the foregoing indemnity. This indemnity agreement will be in addition to any liability which such Underwriter may otherwise have.

(c) Promptly after receipt by an indemnified party under this Section 7 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 7, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under paragraph (a) or (b) above unless and to the extent it did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of substantial rights and defenses and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in paragraph (a) or (b) above. The indemnifying party shall be entitled to appoint counsel of the indemnifying party’s choice at the indemnifying party’s expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be satisfactory to the indemnified party. Notwithstanding the indemnifying party’s election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, which consent will be not unreasonably withheld. An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought under this Agreement (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding.

(d) In the event that the indemnity provided in paragraph (a) or (b) of this Section 7 is unavailable to or insufficient to hold harmless an indemnified party for any reason, Mexico and each Underwriter agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending same) (collectively “Losses”) to which Mexico and one or more Underwriters may be subject in such proportion as is appropriate to reflect the relative benefits received by Mexico and by each Underwriter from the offering of the Debt Securities from which such Losses arise; provided, however, that in no case shall any Underwriter be responsible for any amount in excess of the commissions received by such Underwriters in connection with the sale of the Debt Securities from which such Losses arise (or, in the case of Debt Securities sold pursuant to this Agreement, the aggregate commissions or underwriting discounts payable pursuant thereto). If the allocation provided by the immediately preceding sentence is unavailable for any reason, Mexico and each Underwriter shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of Mexico and of each Underwriter in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations. Benefits received by Mexico shall be deemed to be equal to the total net proceeds from the offering (before deducting expenses) of the Debt Securities from which such Losses arise, and benefits received by each Underwriter shall be deemed to be equal to the aggregate commissions or underwriting discounts payable pursuant to this Agreement in connection with the sale of the Debt Securities from which such Losses arise. Relative fault shall be determined by reference to whether any alleged untrue statement or omission relates to information provided by Mexico or any Underwriter. Mexico and each Underwriter agrees that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this paragraph (d), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 7, each person who controls any Underwriter within the meaning of the Act or the Exchange Act and each director, officer, employee and agent of such Underwriter shall have the same rights to contribution as such Underwriter and each official of Mexico who shall have signed the Registration Statement shall have the same rights to contribution as Mexico, subject in each case to the applicable terms and conditions of this paragraph (d).

8. Default by an Underwriter. If any one or more Underwriters shall fail to purchase and pay for any of the Debt Securities agreed to be purchased by such Underwriter or Underwriters hereunder and such failure to purchase shall constitute a default in the performance of its or their obligations under this Agreement, the remaining Underwriters shall be obligated severally to take up and pay for (in the respective proportions which the principal amount of Debt Securities set forth opposite the names in Annex I to the Terms Agreement bears to the aggregate principal amount of Debt Securities set forth opposite the names of all the remaining Underwriters) the Debt Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase; provided, however, that in the event that the aggregate principal amount of Debt Securities which the defaulting Underwriters agreed but failed to purchase shall exceed 10% of the aggregate principal amount of Debt Securities set forth in Annex I to the Terms Agreement, the remaining Underwriters shall have the right to purchase all (but not less than all), but shall not be under any obligation to purchase any, of the Debt Securities, and if such nondefaulting Underwriters do not purchase all of the Debt Securities, this Agreement will terminate without liability on the part of any nondefaulting Underwriter or Mexico. In the event of a default by any Underwriter as set forth in this Section 8, the Closing Date shall be postponed for such period, not exceeding five business days, as the Representatives shall determine in order that the required changes in the Registration Statement and the Prospectus or in any other documents or arrangements may be effected. Nothing contained in this Agreement shall relieve any defaulting Underwriter of its liability, if any, to Mexico and any nondefaulting Underwriter for damages occasioned by its default hereunder. As used herein, the term “Underwriter” includes any person substituted for an Underwriter pursuant to this Section 8.

9. Termination. This Agreement shall be subject to termination in the absolute discretion of the Representatives, by notice given to Mexico prior to delivery of any payment for any Debt Security to be purchased thereunder, if prior to such time:

(a) there shall have occurred, subsequent to the date of this Agreement, any material adverse change, prospective or otherwise, in or affecting the financial, economic, political or other condition, or foreign exchange controls, of Mexico, otherwise than as set forth in or contemplated by the Prospectus, the effect of which has, in the reasonable judgment of the Representatives, so material and adverse an impact on the market for Mexico’s securities as to make it impractical or inadvisable to proceed with the offering or delivery of such Debt Securities;

(b) there shall have been, subsequent to the date of this Agreement, (1) any downgrading in the rating accorded Mexico’s debt securities by S&P Global Ratings, a division of S&P Global Inc. (“Standard & Poor’s”) or, in the event Standard & Poor’s is no longer rating the debt securities of Mexico, another nationally recognized statistical rating agency as reasonably agreed upon by Mexico and the Representatives or (2) any public announcement that the rating of any of Mexico’s debt securities is under surveillance or review, with possible negative implications, by Standard & Poor’s or such other rating agency, as aforesaid, except that if the Terms Agreement so specifies, this Section 9(b) will not apply;

(c) trading in securities generally on the New York Stock Exchange shall have been suspended or limited or minimum prices shall have been established on such Exchange;

(d) trading of any securities of Mexico shall have been formally suspended on any exchange or in any over-the-counter market outside Mexico;

(e) a general moratorium on commercial banking activities in New York or Mexico shall have been declared by either United States or New York State authorities or authorities of Mexico, respectively;

(f) a material disruption of the settlement or clearance of debt securities in the United States, Europe or Mexico shall occur and continue until at least the business day preceding the Closing Date, and such event shall make it impractical to proceed with the delivery of such Debt Securities; or

(g) there shall have occurred any outbreak or escalation of hostilities involving the United States or Mexico or the declaration by the United States or Mexico of a national emergency or war or other calamity or crisis the effect of which on financial markets is such as to make it, in the reasonable judgment of the Representatives, impracticable or inadvisable to proceed with the offering or delivery of such Debt Securities as contemplated by the Prospectus.

10. Survival of Certain Provisions. The respective agreements, representations, warranties, indemnities and other statements of Mexico or its officers and of each Underwriter set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of each Underwriter or Mexico or any of the directors, officers, employees, agents or controlling persons referred to in Section 7 hereof, and will survive delivery of and payment for the Debt Securities. The provisions of Sections 5(k) and 7 hereof shall survive the termination or cancellation of this Agreement.

11. Notices. All communications under this Agreement will be in writing and effective only on receipt, and, if sent to the Representatives, will be mailed or delivered and confirmed to the Representatives at the address specified in the Terms Agreement or otherwise furnished to Mexico in writing for the purpose of communications under this Agreement or, if sent to Mexico, will be mailed, delivered or sent by electronic mail and confirmed to it at:

United Mexican States

Secretaría de Hacienda y Crédito Público

Unidad de Crédito Público y Asuntos Internacionales de Hacienda

Insurgentes Sur 1971

Torre III, Piso 7

Col. Guadalupe Inn

Álvaro Obregón

01020 Ciudad de México

México

Attention: Deputy Undersecretary for Public Credit and International Affairs

12. Successors. This Agreement shall become binding on each of the Underwriters and Mexico at such time as such Underwriter shall execute and deliver to Mexico a duly executed counterpart of the Terms Agreement. This Agreement will inure to the benefit of and be binding upon the parties hereto, their respective successors, the directors, officers, employees, agents and controlling persons referred to in Section 7 hereof, and no other person will have any right or obligation under this Agreement.

13. Applicable Law. This Agreement shall be governed by and construed in accordance with the law of the State of New York, except that all matters governing authorization and execution of this Agreement by Mexico shall be governed by the law of Mexico.

14. English Documents. All documents to be delivered under this Agreement by Mexico shall be in the English language or accompanied by an English translation.

15. Appointment of Agent for Service. Mexico has irrevocably appointed its Consul General in New York City and his successors as its authorized agent (the “Authorized Agent”) upon whom process may be served in any action by any Underwriter, or by any persons controlling such Underwriter, arising out of or based upon this Agreement which may be instituted in any state or federal court in The Borough of Manhattan, The City of New York (the “Specified Courts”). Each of the parties hereto irrevocably submits to the jurisdiction of the Specified Courts in respect of any such action, irrevocably waives any objection which it may now or hereafter have to the laying of venue of any such action in the Specified Courts and waives any right to which it may be entitled on account of residence or domicile. Mexico will maintain at all times in The Borough of Manhattan, The City of New York, a person acting as or discharging the function of Consul General as long as any of the Debt Securities remain outstanding or, if such person shall not be maintained, Mexico will appoint CT Corporation System or its successor to act as its process agent as provided herein. Mexico will take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment or appointments in full force and effect as aforesaid. Service of process upon the Authorized Agent at 27 East 39th Street, New York, New York 10016, or, if applicable, CT Corporation System or its successor, and written notice of such service mailed or delivered to Mexico at its address set forth in Section 11 hereof shall be deemed, in every respect, effective service of process upon Mexico. Notwithstanding the foregoing, any such action may be instituted in any competent court in Mexico. Any purported revocation by Mexico of such appointment pursuant to this Section 15 shall be ineffective with regard to this Agreement unless revoked with the prior written consent of the Representatives prior to the execution of this Agreement. Mexico hereby irrevocably waives any immunity from jurisdiction to which it might otherwise be entitled (including sovereign immunity and immunity from pre-judgment attachment, post-judgment attachment and execution) in any such action in the Specified Courts or in any competent court in Mexico, except that under Article 4 of the Federal Code of Civil Procedure of Mexico and Article 9 of the National Code of Civil and Family Procedures of Mexico attachment prior to judgment or attachment in aid of execution will not be enforced by Mexican courts against any of the property of Mexico.

16. Waiver of Jury Trial. Mexico and each of the Underwriters hereby irrevocably waive, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

17. Underwriters not Fiduciaries. Mexico acknowledges and agrees that: (i) the purchase and sale of the Debt Securities pursuant to this Agreement, including the determination of the offering price of the Debt Securities and the underwriting discount, is an arm’s-length commercial transaction between Mexico, on the one hand, and the Underwriters, on the other hand, and Mexico is capable of evaluating and understanding and understands and accepts the terms, risks and conditions of the transactions contemplated by this Agreement; (ii) in connection with the transactions contemplated hereby and the process leading to such transaction each Underwriter is, has been, and will be acting solely as a principal and is not the financial advisor or fiduciary of Mexico, or its affiliates, creditors or employees or any other party; (iii) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favor of Mexico with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising Mexico on other matters); and (iv) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of Mexico, and the Underwriters have no obligation to disclose any of such interests by virtue of any advisory or fiduciary relationship. Mexico hereby waives and releases, to the fullest extent permitted by law, any claims that Mexico may have against the Underwriters with respect to any breach or alleged breach of fiduciary duty relating to the transactions contemplated by this Agreement.

18. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall constitute an original but all of which when taken together shall constitute but one Agreement. Counterparts may be delivered via electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, or other transmission method), and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

EXHIBIT K

PROCURADURÍA FISCAL DE LA FEDERACIÓN

SUBPROCURADURÍA FISCAL FEDERAL DE

ASUNTOS FINANCIEROS

Mexico City, [•], 2026

United Mexican States

Ministry of Finance and Public Credit

Insurgentes Sur 1971

Torre III, Piso 7

Colonia Guadalupe Inn

Álvaro Obregón

01020 Ciudad de México

México

Ladies and Gentlemen:

Pursuant to Article 29, fraction XV, of the Reglamento Interior de la Secretaría de Hacienda y Crédito Público (“Internal Regulation of the Ministry of Finance and Public Credit”), that sets forth the authority of this Subprocuraduría Fiscal Federal de Asuntos Financieros (“Office of the Deputy Federal Fiscal Attorney for Financial Affairs”) to express an opinion of law in connection with the legal instruments related to the public credit, I, the Deputy Federal Fiscal Attorney for Financial Affairs of the Secretaría de Hacienda y Crédito Público (the “Ministry of Finance and Public Credit”), execute this opinion concerning the Registration Statement No. 333-289967 filed with the Securities and Exchange Commission on August 29, 2025, as amended, and a Registration Statement being filed on the date hereof under Schedule B of the Securities Act of 1933 (the “REGISTRATION STATEMENT,” and together with the Registration Statement No. 333-289967 the “REGISTRATION STATEMENTS”), pursuant to which the United Mexican States (“MÉXICO”) propose to issue from time to time in the United States an aggregate initial offering price of up to U.S.$22,670,965,662.67 (or its equivalent in one or more currencies or currency units) of its debt and/or warrants, including multiple series of debt securities issued under (i) a fiscal agency agreement, dated as of September 1, 1992, between MÉXICO and Citibank, N.A. as Fiscal Agent, as amended by Amendment No. 1 thereto, dated as of November 28, 1995 and by Amendment No. 2 thereto, dated as of March 3, 2003 (the “FISCAL AGENCY AGREEMENT”) (the “FISCAL AGENCY AGREEMENT NOTES”) or (ii) an amended and restated indenture between MÉXICO and Deutsche Bank Trust Company Americas as Trustee, dated as of June 1, 2015, as amended by the First Supplemental Indenture, dated as of January 24, 2022 (the “INDENTURE”) (the “INDENTURE NOTES,” and together with ¨FISCAL AGENCY AGREEMENT NOTES¨, the “NOTES”).

This opinion is being delivered to you solely upon the examination of the documents listed in subsection 2) set forth below, and in accordance with applicable Mexican law in force as of the date hereof; therefore, I express no opinion in respect of any laws other than the laws of MÉXICO. I have assumed for the purpose of this opinion (except with respect to matters of which I have personal knowledge): (a) that each of the documents I examined in rendering this opinion and all other documents to be executed and delivered in connection with the issuance and sale of the NOTES (other than by MÉXICO) have been duly authorized, executed and delivered by the appropriate party or parties thereto (other than MÉXICO) and that each such party (other than MÉXICO) has all the necessary power, authority and legal right to enter into such documents to which it is a party and to perform its obligations under each of the documents to which it is a party; (b) the authenticity of all documents examined by me (and the completeness and conformity to the originals of any copies thereof submitted to me) and the genuineness of all signatures (other than signatures of officials of MÉXICO); and (c) the accuracy as to factual matters of each document I have reviewed. In particular, to the extent that New York or United States Federal law is relevant to the opinion expressed below, I have relied, without making any independent investigation, on the opinion of Cleary Gottlieb Steen & Hamilton LLP, United States special counsel to MÉXICO, dated the date hereof.

1)	I have examined the following provisions, laws, regulations and decrees as I have considered necessary to give this opinion:

(a)

all relevant provisions of the Constitución Política de los Estados Unidos Mexicanos (the “CONSTITUTION”) and all relevant Mexican laws, decrees, directives and other governmental acts pertaining to the issuance and sale of the NOTES, including the following:

(i)

the CONSTITUTION, Article 73, fraction VIII, and Article 89, fraction I, empowering the Congreso de la Unión (“Mexican Union Congress”) to establish the bases upon which the Ejecutivo Federal (the “Federal Executive Branch”) may borrow upon the credit of MÉXICO;

(ii)

the Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2026 (“Mexican Federal Revenue Law for the Fiscal Year 2026”), Article 2, authorizing the Federal Executive Branch to contract for the issuance of securities on foreign markets, to finance the Federal Expenditure Budget for the fiscal year 2026, as well as for the purposes of exchanging and refinancing México’s external indebtedness;

(iii)

the Ley Orgánica de la Administración Pública Federal (“Organic Law of the Federal Public Administration”), Article 31, fractions V and VI, empowering the Ministry of Finance and Public Credit to manage the public debt of the Federation and to carry out or authorize all the transactions in which the public credit is used;

(iv)

the Ley Federal de Deuda Pública (“Federal Law of Public Debt”), Article 1, fraction I, Article 2, fractions I and IV, Article 3, Article 4, fractions I, II, IV, V and VII, Article 5, fractions I, II, III and V, Articles 8 through 12, Article 16, and Article 17, first paragraph, concerning the incurrence and maintenance of the public debt, and the authority of the Ministry of Finance and Public Credit to contract and manage public indebtedness and to formulate the program thereof;

2

(v)

the Ley del Mercado de Valores (“LAW OF THE SECURITIES MARKET”), Article 7, referring to the delivery of notice to the Comisión Nacional Bancaria y de Valores (“MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION”) of public offers abroad of securities issued in MÉXICO or by Mexican legal entities; and

(vi)

the Internal Regulations of the Ministry of Finance and Public Credit, Articles 3, 7, first paragraph, and 13, fractions VIII, XI and XV, relating to the original power conferred upon the Titular de la Subsecretaría de Hacienda y Crédito Público (“Undersecretary of Finance and Public Credit”) for the processing and resolution of all the affairs within the competence of his subordinate units, and the power conferred upon the Titular de la Unidad de Crédito Público y Asuntos Internacionales (“Deputy Undersecretary for Public Credit and International Affairs”) to take, on behalf and as attorney-in-fact of MÉXICO, any of the actions required for the issuance, sale and performance by MÉXICO of the NOTES and to execute and deliver on behalf and as attorney-in-fact of MÉXICO, together with the Titular de la Tesorería de la Federación (“Treasurer of the Federation”), any agreement, instrument or document relating thereto.

(b)	the decree dated December 22, 2025 of the Presidenta de la República (“President of MÉXICO”) to the Ministry of Finance and Public Credit with respect to the issuance of the NOTES; and

(c)	such other Mexican laws and regulations relevant to the opinion set forth below.

2)	I give this opinion upon the examination of the following instruments and documents:

(a)	the REGISTRATION STATEMENTS;

(b)	the FISCAL AGENCY AGREEMENT;

(c)

the form of Authorization Certificate dated December 20, 2012, pursuant to Section 1(b) of the FISCAL AGENCY AGREEMENT (the “FISCAL AGENCY AUTHORIZATION CERTIFICATE”), including the forms of the FISCAL AGENCY AGREEMENT NOTES annexed thereto;

(d)	the INDENTURE; including the form of the INDENTURE NOTES annexed thereto; and

(e)

the Certificate of Authority from the Secretario de Hacienda y Crédito Público (the “Minister of Finance and Public Credit”) of the United Mexican States dated April 10, 2025 confirming the authority related to public credit set forth in the current Internal Regulations of the Ministry of Finance and Public Credit, conferred upon the Undersecretary of Finance and Public Credit and the Deputy Undersecretary for Public Credit and International Affairs, to execute and deliver, on behalf of MÉXICO, any and all documents relating to the NOTES, including without limitation, the FISCAL AGENCY AUTHORIZATION CERTIFICATE and the INDENTURE AUTHORIZATION CERTIFICATE.

3

3)	Based on the foregoing and upon such investigation as I have deemed necessary, I am of the opinion that:

Under and with respect to the present laws of MÉXICO, the NOTES have been duly authorized and, when executed and delivered by MÉXICO and authenticated pursuant to the FISCAL AGENCY AGREEMENT or the INDENTURE, as applicable, and delivered as contemplated by the REGISTRATION STATEMENTS, will constitute valid and legally binding obligations of MÉXICO.

I hereby consent to the filing of this opinion with the REGISTRATION STATEMENT and to the use of the name of the Deputy Federal Fiscal Attorney of Financial Affairs of MÉXICO under the caption “Validity of the Securities” in the prospectus and in any prospectus supplement relating to the offer of the NOTES.

This opinion is delivered solely in connection with the filing of the REGISTRATION STATEMENT, and replaces the previous dated as of August 29, 2025.

Very truly yours,

The Deputy Federal Fiscal Attorney for Financial Affairs of the Ministry of Finance and Public Credit of the United Mexican States

Ranmsés Arturo Ruíz Cázares

4

Exhibit 1(a)(i)

[TRANSLATION]

POLITICAL CONSTITUTION OF THE

UNITED MEXICAN STATES

“Article 73.- The Congress is empowered: […]

VIII.- On public debt matters, to:

1st.  Set forth the basis upon which the Executive may borrow upon the credit of the Nation, to approve such borrowings and to acknowledge and instruct the repayment of the national debt. No borrowing may be made if not for the execution of projects which are set to increase public revenues pursuant to the law in that matter, except for borrowings made for monetary regulatory purposes, the refinancing and public debt transactions should be carried out under the best market conditions; likewise conversion transactions and borrowings executed throughout any emergency declared by the President of the Republic under the terms of Article 29;

2nd.  Approve annually the amount of debt to be included in the income law, if required by the Federal District and its public sector entities, according to the bases of the relevant law. The Executive shall report annually to the Congress on the use of such debt, in which case the Head of Government will deliver the report on the use of the corresponding resources it had incurred. The Head of Government shall also report this to the Legislative Assembly of the Federal District when accounting the public debt. […]”

“Article 89. The faculties and duties of the President are the following:

I.  To promulgate and execute the laws that the Congress enacts providing its exact observance within the administrative functions. […]”

Exhibit 1(a)(ii)

[TRANSLATION]

FEDERAL REVENUE LAW FOR THE FISCAL YEAR 2026

“Article 2. The Federal Executive Branch, through the Ministry of Finance and Public Credit, is authorized to contract and execute borrowings, loans, and any public indebtedness, including security issuances, under the terms of the Federal Law of Public Debt and for the financing of the Expenditure Budget for 2026, for an amount of net internal indebtedness of up to 1,780 billion pesos. Also, the Federal Executive Branch shall be able to contract obligations that constitute public internal indebtedness in addition to what has been authorized, provided that the net external indebtedness be lower than the one established in this article or in the budget of such entities in an amount equivalent to the amount of such additional obligations. The Federal Executive Branch is authorized to contract and execute borrowings, loans, and any public indebtedness abroad, including security issuances with the purpose of financing the Expenditure Budget for 2026, as well as exchanging or refinancing indebtedness of the Federal Public Sector in order to obtain a net amount of external indebtedness of 15.5 billion dollars of the United States of America, which includes the net amount of external indebtedness to be executed with International Multilateral Financial Institutions. Similarly, the Federal Executive Branch and the direct control entities shall be able to contract obligations that constitute public external indebtedness in addition to what has been authorized, provided that the net internal indebtedness is less than the one established in this article or in the budget of such entities in an amount equivalent to the amount of such additional obligations. For the determination of the preceding, the calculation will be made once, on the last banking day of the fiscal year of 2026 considering the exchange rate for the payment of duties denominated in foreign currencies payable on the Mexican Republic published by the Banco de México in the Diario Oficial de la Federación, and the equivalencies of Mexican pesos with respect to other currencies made public by the Banco de México, in all the cases on the dates of formalization of the corresponding transactions.

The Federal Executive Branch, through the Ministry of Finance and Public Credit, is also authorized to issue securities in domestic currency and contract loans for exchange or refinancing of Federal Treasury liabilities, under the terms of the Federal Law of Public Debt. Likewise, the Federal Executive Branch is authorized to contract borrowings or issue securities abroad in order to exchange or refinance external indebtedness. […]”

Exhibit 1(a)(iii)

[TRANSLATION]

ORGANIC LAW OF THE FEDERAL PUBLIC ADMINISTRATION

“Article 31.- The Ministry of Finance and Public Credit shall be responsible for the following matters: […]

V.  The management of the public debt of the Federation;

VI.  The execution or authorization of all transactions in which public credit is used; […]”

Exhibit 1(a)(iv)

[TRANSLATION]

FEDERAL LAW OF PUBLIC DEBT

CHAPTER 1

General Provisions

“Article 1.- Pursuant to this law, the Public Debt is formed by funded, direct or contingent liabilities derived from financing and acquired by the following entities:

I. The Federal Executive Power and its branches. […]”

“Article 2.- For purposes of this law financing is understood to mean the contracting of credits or loans internally or externally originated from:

I. The subscribing or issuing of credit instruments of any other document payable on term. […]

IV. The execution of legal acts analogous to those aforementioned. […]”

“Article 3.- The Ministry of Finance and Public Credit pursuant to Article 31 of the Organic Law of the Federal Public Administration is the office of the Executive in charge of the application of this law, as well as interpretation and creation of the regulations that are necessary for its due execution.

The heads in charge of the Public Entities will be responsible for the strict compliance of the dispositions of this law, its regulations and the contracting directives issued by the Minister of Finance and Public Credit. The infringement to this law and to the other regulations described will be sanctioned in the terms that legally correspond and according to the regime of the responsibilities of federal public officials.”

CHAPTER II

Power of the Ministry of Finance and Public Credit

“Article 4.- The Federal Executive Power, through the Ministry of Finance and Public Credit, shall be vested to:

I. Issue securities and contract loans for productive public investment purposes for conversion or refinancing of Federal Treasury liabilities or monetary regulation purposes.

Currencies, amortization terms, interest rates of issued securities or loan agreements, as well as any other terms shall be determined by the Ministry according to the conditions prevailing in money and capital markets.

II. Formulate the financial program of the public sector pursuant to which the public debt shall be managed, including the requirements of foreign currency necessary to manage the external debt. […]

IV. Ensure that the proceeds obtained from public debt be destined to the fulfillment of projects, activities and enterprises that support the social and economic development plans; that they generate revenues for their repayment or that they be applied towards the improvement of the public debt structure.

V. Contract and administer the Federal Government public debt and grant its guaranty thereof in credit transactions with international organizations, of which Mexico is a member or with public or private national or foreign institutions provided that the credits be directed to the execution of investment projects or productive activities consistent with those social and economic development policies approved by the Executive that generate the necessary resources for the repayment of the credit and that the credit is adequately guaranteed. […]

VII. Supervise that the payment of principal and interest on the borrowings be punctually covered by the debtor agencies. […]”

“Article 5.- The Ministry of Finance and Public Credit shall also be vested with the following powers:

I. To contract directly the financing granted to the Federal Government, under the terms of this Law.

II. To submit for the approval of the President of the Republic bond issues to be placed in the country and abroad which may consist of one or several series that shall be placed into circulation as authorized by the Executive Branch through the Ministry of Finance and Public Credit. These issues shall constitute direct, general, and unconditional obligations of the United Mexican States pursuant to the terms set forth in the deeds of issue or respective agreements. Other terms shall be specified by the Ministry at the time the relevant deeds of issue or agreements are executed.

Titles evidencing issues to be placed abroad, acquired by foreigners not residents of Mexico shall not be subject to taxation. The Ministry of Finance and Public Credit may extend this treatment to the financial agents of the Federal Government when they make issuances on behalf of the Government itself.

III. To adopt the administrative measures concerning the payment of principal, interest, fees, financial charges, requirements and formalities of the deeds of issue and contractual documents relating to the securities, as well as the replacement of those securities evidencing national and foreign currency liabilities, and for their quotation in foreign and national stock markets. It is also empowered to agree with the creditor thereof in the creation of sinking funds for repayment of redeemed securities.

IV. To authorize parastatal entities to contract external financing.

V. To administer the registration of the debt of the federal public sector.”

“Article 8.- The loans contracted or authorized by The Ministry of Finance and Public Credit must be included in the financial program elaborated under the terms of Chapter III of this Law and in the general debt program.”

CHAPTER III

Programming of the Public Debt

“Article 9.- Congress shall authorize the amount of domestic and foreign direct net indebtedness necessary for the financing of the Federal Government and of the federal public sector Agencies, included in the Revenue Law and in the Federal Expenditure Budget, as well as that of the Federal District. The Executive Branch shall inform Congress on the current debt situation when rendering the yearly public account and when remitting the revenue program, and shall report on a quarterly basis the movements of said statement, within forty-five days following the end of the respective quarter. These amounts shall not include the changes concerning monetary regulation purposes.”

“Article 10.- When submitting to Congress the bill of the Revenue Law and the National Expenditure Budget, the Executive Branch shall propose the amount of foreign and domestic net indebtedness necessary for financing the corresponding fiscal year’s Federal Budget, providing sufficient judgment elements for supporting his proposal. When approving the Revenue Law, Congress may empower the Executive Branch to draw or authorize additional amounts if the Executive considers that exceptional economic circumstances have arisen. In such cases the Executive Branch shall immediately notify Congress.”

“Article 11.- In order to determine the financial needs referred to in the preceding article, the Ministry of Finance and Public Credit shall be informed through the Ministries or Administrative Departments commissioned with the coordination of the corresponding sector, of those projects and activity programs duly approved by the correspondent Ministry, whose execution requires financing.”

“Article 12.- The amount of indebtedness approved by Congress shall constitute the basis for contracting the necessary credits to finance the Federal Budgets. The net indebtedness of included governmental Agencies in said Budgets without exception shall correspond with scheduling thereof and other conditions agreed periodically with the governmental Ministry with jurisdiction over matters of expenditure and financing.”

“Article 16.- The amount of installments that Agencies shall allot annually to meet obligations derived from financial contracting shall be revised by the Ministry of Finance and Public Credit in order to include them in the Federal Expenditure Budget.”

CHAPTER IV

The Contracting of Loans by the Federal Government

“Article 17.- The Federal Executive and its branches may contract loans through the Ministry of Finance and Public Credit.

The agencies mentioned in Sections III to VI of Article l of this Law may only contract external financing with the previous authorization of the Ministry of Finance and Public Credit. In respect of internal financing, only the authorization of its governmental bodies is needed, in accordance with the procedure established in Article 6 of this Law.”

Exhibit 1(a)(v)

[TRANSLATION]

THE LAW OF THE SECURITIES MARKET

“Article 7.- In order to be subject to public offering in the national territory, securities must be registered in the Registry.

Any offering abroad of securities issued in the United Mexican States or by Mexican corporations, directly or through a trust or similar or equivalent vehicle, should be notified to the Commission describing the principal information of the offer and complying with the general rules issued by the Commission.

Persons making public offers of securities in accordance with the foregoing, have to expressly state in the information statement used for its offering, that the securities cannot be offered, nor traded in the Mexican territory.”

Exhibit 1(a)(vi)

[TRANSLATION]

INTERNAL REGULATIONS OF THE

MINISTRY OF FINANCE AND PUBLIC CREDIT

“Article 3.- The representation, processing and resolution of all affairs within the competence of the Ministry of Finance and Public Credit, corresponds originally to the Minister.

For the release of tasks within its remit, the Minister may be assisted by the Undersecretaries, Federal Fiscal Attorney of the Federation, Treasurer of the Federation, Administration and Finance Unit, Units, General Directors, Coordinators, Directors, Deputy Directors, and any other officials pursuant this regulations and other legal provisions.

Article 7.- The Undersecretaries, Federal Fiscal Attorney of the Federation and Treasurer of the Federation are originally responsible for the processing and resolution of all affairs which are competence of their subordinate administrative units, and also have the following powers: […]

Article 13.- The competence of the Public Credit and International Affairs Unit of the Ministry of Finance and Public Credit is:

[…]

VIII.  To manage the Public Debt of the Federation, as well as contracting for and exercising credits, loans and other forms of public credit for Mexico City; [...]

XI.  To exercise the powers of the Ministry regarding the negotiation and contracting of transactions in connection with public credit; to represent the Ministry on such matters and execute the corresponding securities and documents; to execute, together with the Treasurer of the Federation or the Deputy Treasurer of Operation, all kinds of securities obligating the Federal Government, as well as documents under which the Federal Government grants its guarantee pursuant to the Federal Law of Public Debt; [...]

XV.  To negotiate and execute, prior superior instructions and, if necessary, execute financing transactions, options and derivatives and special schemes in which the Federal Government participates, including the support programs to the bank debtors; […]”

Exhibit 1(b)

Translation of the Presidential Decree issued by Claudia Sheinbaum Pardo, President of the United Mexican States, on December 22, 2025, authorizing the issuance and placement of debt securities for an amount up to eighty billion dollars, legal currency of the United States of America or its equivalent in other legal currencies.

CLAUDIA SHEINBAUM PARDO, President of the United Mexican States, in exercise of the power conferred upon me by section I of article 89 of the Political Constitution of the United Mexican States, based on article 2 of the Federal Revenue Law for the Fiscal Year 2026; article 2 section I, article 4, sections I and V, and article 5, section II of the General Law of Public Debt; and article 31, section V and VI of the Organic Law of the Federal Public Administration, and

CONSIDERING

That the objectives established in the previous Presidential Decree issued on January 26, 2016, to reduce external debt financing costs and in general to improve the terms and conditions of such debt by simultaneously expanding and diversifying the base of investors of debt instruments issued, were accomplished;

That it is necessary to strengthen the public external debt policy in order to let it become one of the pillars of macroeconomic stability of the country through the strengthening of the debt structure in order to satisfy the financing needs of the Federal Government at the lowest possible cost and to facilitate subsequent transactions at the best market conditions, as well to improve the risk, cost and term levels, developing sustainable and sound public finances and maintaining presence in the international capital markets;

That in recent years the United Mexican States has successfully secured its presence in the major international capital markets as highlighted by the following transactions: (i) in August 2016, for the first time in history, the United Mexican States executed the early maturity clause of a bond denominated in foreign currency, a practice that became a common tool for refinancing purposes in the following years (to date, such clause has been executed for a total of five bonds denominated in dollars and four bonds denominated in euros, which has allowed the Federal Government to refinance approximately U.S.$14.5 million of external debt between August 2016 and January 2021); (ii) in June 2019, the United Mexican States carried out its largest external debt issuance in the Japanese market (165 billion yen), reaffirming the country’s leadership as a sovereign issuer in this market; (iii) in January 2020, the second lowest coupon rate and the lowest coupon rate for the dollar market and the euro market, respectively, were obtained; (iv) in April 2020, the United Mexican States carried out the largest external debt issuance in the country’s history (U.S.$6 billion); (v) in September 2020, the United Mexican States issued its first thematic bond, becoming the first sovereign issuer in the world to issue a bond linked to the United Nations Sustainable Development Goals; (vi) in November 2020, the United Mexican States achieved its lowest coupon rate ever in the dollar market, issued its first 40-year external bond, and carried out the largest liability management exercise in the country’s history; (vii) in January 2021, the United Mexican States listed its first external bond in the Taiwanese market, which allowed it to diversify its investor base and marked the first time the Federal Government issued a 50-year external bond, and (viii) in January 2021, the United Mexican States executed the first liability management exercise in the euro market since 2013 and the first 30-year euro-denominated bond since 2015;

That, with the experience of these transactions, our country has established itself as an emerging market bond issuer in different international capital markets from those in which it traditionally has sought financing;

That the National Development Financing Program 2020-2024 is governed by the principles established in the National Development Plan 2019-2024, which emphasize the principles related to “Economy for Wellbeing” and “Leave no one behind, leave no one out”. In this regard, the Federal Government, in strict compliance with the priority objectives of the aforementioned program, is generating actions aimed at strengthening the macroeconomic foundations to promote stability, equitable economic growth and the well-being of the population, as well as to generate a better allocation of federal public resources allocated for current and investment spending;

That our economic policy aligns the necessities of maintaining moderate public deficits with strengthening the Mexican Financial System, which rely on the development of an adequate profile of public external debt;

That the Federal Government, through the Ministry of Finance and Public Credit, is committed to strengthen its debt structure by diversifying its investor base and by using liability management transactions in the best market conditions in order to improve risks, costs and term of its public external debt while maintaining an important presence in the foreign markets, all in strict accordance with the Constitution of the United Mexican States, Public Debt Law and other relevant regulations, I hereby issue the following:

DECREE

FIRST. - The Ministry of Finance and Public Credit is authorized to issue and place securities abroad of an amount up to eighty billion dollars in the legal currency of the United States of America or its equivalent in the legal currencies of other countries. The transactions to be carried out under this federal order shall not result in the incurrence of additional net external indebtedness beyond what is authorized by the Congress in Article 2 of the Federal Revenue Law for 2026, or the correlating Revenue Laws for the fiscal years in which such transactions will be realized.

SECOND. - Pursuant to the previous provision, the Ministry of Finance and Public Credit is also authorized to issue and place securities abroad in legal currency of the United States of America or its equivalent in the legal currencies of other countries solely for the purpose of standardizing certain contractual terms in such bonds issued after November 2014. The transactions realized in accordance with this provision shall not result in the incurrence of additional net indebtedness beyond that which has already been incurred under such securities.

THIRD. - The Ministry of Finance and Public Credit is authorized to execute all legal acts and contractual documents that may be necessary, as well as agreeing to and setting forth the traits of the issuance described in the First Article of this Decree, in accordance with article 4, section I of the General Law of Public Debt.

Granted at the official residence of the Federal Executive, in Mexico City, Federal District, on the 22nd day of the month of December of the year two thousand and twenty - five.

(Signature of the President of the United Mexican States)

THE MINISTER OF FINANCE AND PUBLIC CREDIT

(Signature of the Minister of Finance and Public Credit)

ÉDGAR ABRAHAM AMADOR ZAMORA

Exhibit L

[•], 2026

United Mexican States

Ministry of Finance and Public Credit

Insurgentes Sur 1971

Torre III, Piso 7

Col. Guadalupe Inn

Álvaro Obregón

01020 Ciudad de México

México

Ladies and Gentlemen:

We have acted as special United States counsel to the United Mexican States (“Mexico”) in connection with the preparation and filing by Mexico with the Securities and Exchange Commission (the “Commission”) under Schedule B of the Securities Act of 1933, as amended (the “Securities Act”), of a registration statement being filed on the date hereof (the Registration Statement”), pursuant to which Mexico proposes to issue and sell from time to time in the United States up to U.S.$22,670,965,662.67 aggregate principal amount of its debt securities (the “Debt Securities”) and/or warrants. The Debt Securities will be issued pursuant to (i) a fiscal agency agreement, dated as of September 1, 1992 (the “Original Fiscal Agency Agreement”), as amended by Amendment No. 1 thereto dated as of November 28, 1995 (“FAA Amendment No. 1”) and by Amendment No. 2 thereto dated as of March 3, 2003 (“FAA Amendment No. 2”) (the Original Fiscal Agency Agreement as so amended, the “Fiscal Agency Agreement”), between Mexico and Citibank, N.A., as fiscal agent and principal paying agent, incorporated by reference as an exhibit to the Registration Statement or (ii) an amended and restated indenture, dated as of June 1, 2015 (the “Amended and Restated Indenture”), between Mexico and Deutsche Bank Trust Company Americas, as trustee and principal paying agent incorporated by reference as an exhibit to the Registration Statement, as amended by the First Supplemental Indenture, dated as of January 24, 2022 (the “First Supplemental Indenture”), between Mexico and Deutsche Bank Trust Company Americas, as trustee and principal paying agent incorporated by reference as an exhibit to the Registration Statement (and together with the Amended and Restated Indenture, the “Indenture”).

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the locations listed above.

United Mexican States

Ministry of Finance and Public Credit, p. 2

In arriving at the opinion expressed below, we have reviewed the following documents:

(a) the Registration Statement;

(b) a copy of the Fiscal Agency Agreement, along with the forms of fixed rate debt securities and floating rate debt securities attached as exhibits thereto;

(c) a copy of the Amended and Restated Indenture, along with the related form of authorization (the “Indenture Authorization”) and the form of debt securities attached as an exhibit to the Amended and Restated Indenture; and

(d) a copy of the First Supplemental Indenture.

In addition, we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below.

In rendering the opinion expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies. In addition, we have assumed and have not verified the accuracy as to factual matters of each document we have reviewed.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that when (i) an authorization pursuant to Section 1(b) of the Fiscal Agency Agreement or an Indenture Authorization, as applicable, establishing the terms of the Debt Securities, has been duly authorized by Mexico and duly executed and delivered by Mexico in accordance with the Fiscal Agency Agreement or the Indenture, as applicable, and (ii) the Debt Securities, in substantially the form annexed to the Fiscal Agency Agreement or the Indenture, as applicable, have been duly authorized by Mexico and duly executed and authenticated in accordance with the Fiscal Agency Agreement or the Indenture, as applicable, and duly delivered by Mexico and paid for by the purchasers thereof, such Debt Securities will constitute valid, binding and enforceable obligations of Mexico, entitled to the benefits of the Indenture, as applicable.

In giving the foregoing opinion, (a) we have assumed that: (i) Mexico and each other party to the Fiscal Agency Agreement or the Indenture, as applicable, has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to Mexico regarding matters of the federal law of the United States of America or the law of the State of New York that in our experience normally would be applicable with respect to the Fiscal Agency Agreement, the Indenture or the Debt Securities), (ii) any terms of the Debt Securities that are not contained in the forms thereof set forth as exhibits to the Fiscal Agency Agreement or the Indenture, as applicable, will comply with applicable law and will be valid, binding and enforceable and (iii) the interest rate on the Debt Securities will not exceed the maximum rate permitted by law; (b) such opinion is subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general principles of equity and (c) such opinion is subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors’ rights.

United Mexican States

Ministry of Finance and Public Credit, p. 3

The enforceability in the United States of the waiver by Mexico of its immunities from court jurisdiction and from legal process, as set forth in the Fiscal Agency Agreement, the Indenture and the Debt Securities, is subject to the limitations imposed by the United States Foreign Sovereign Immunities Act of 1976. We express no opinion as to the enforceability of any such waiver of immunity to the extent that it purports to apply to any immunity to which Mexico may become entitled after the date hereof.

In addition, we note that the designations in Section 12 of the Fiscal Agency Agreement, in Section 9.7 of the Indenture and in any provision of the Debt Securities of the U.S. federal courts sitting in The City of New York as a venue for actions or proceedings relating to the Fiscal Agency Agreement, Indenture and the Debt Securities is (notwithstanding the waiver in or pursuant to Section 12 of the Fiscal Agency Agreement, Section 9.7 of the Indenture or any provision of the Debt Securities) subject to the power of such courts to transfer actions pursuant to 28 U.S.C. § 1404(a) or to dismiss such actions or proceedings on the grounds that such federal court is an inconvenient forum for such action or proceeding.

We express no opinion as to the enforceability of any provision in the Debt Securities relating to currency indemnity.

The foregoing opinion is limited to the federal law of the United States of America and the law of the State of New York.

We hereby consent to the filing of this opinion as Exhibit L to the Registration Statement and to the references to this firm in the Registration Statement and the related prospectus under the heading “Validity of the Securities.” In giving such consent, we do not thereby admit that we are experts with respect to any part of the Registration Statement, including this Exhibit, within the meaning of the term “expert” as used in the Securities Act or the rules and regulations of the Commission issued thereunder. The opinion expressed herein is rendered on and as of the date hereof, and we assume no obligation to advise you, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinion expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:
Jorge U. Juantorena, a Partner